Exhibit 99.1

Independent Auditors’ Report

To the Board of Directors and Shareholders of Arcelor S.A

We have audited the accompanying consolidated balance sheets of Arcelor S.A (“the company”) and subsidiaries (together “the Group”) as of December 31, 2005 and 2004, and the related consolidated income statements, cash flows, and changes in shareholders’ equity for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with International Standards on Auditing and auditing standards generally accepted in the United States of America. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the accompanying consolidated financial statements present fairly in all material respects the financial position of the Group as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2005, in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union.

IFRS as adopted by the European Union differ in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 32 to the consolidated financial statements.

KPMG Audit S. à r. l.

City of Luxembourg

Luxembourg

February 20, 2007

ARCELOR GROUP

Consolidated Income Statements

Years Ended December 31, 2005, 2004 and 2003

in EUR million	2005	2004	2003 *
REVENUE (Note 27)	32,611	30,176	25,923

Other operating income	707	437	729
Own work capitalised	352	515	(255)
Cost of raw materials and merchandise	(15,991)	(14,759)	(12,095)
Other external expenses	(6,761)	(6,337)	(6,307)
Staff costs (Note 21)	(4,899)	(4,748)	(4,951)
Impairment, depreciation and amortisation expenses	(1,294)	(1,225)	(1,601)
Negative goodwill and amortisation	29	78	111
Other operating expenses	(378)	(823)	(696)

OPERATING RESULT	4,376	3,314	858

Net financing costs (Note 22)	(254)	(521)	(462)
Share of profit in companies accounted for using the equity method	317	413	140

PROFIT BEFORE TAX	4,439	3,206	536

Tax expense (Note 23)	(161)	(513)	(135)

PROFIT FOR THE YEAR	4,278	2,693	401
Net profit - Group share	3,846	2,290	242
Net profit - Minority interests	432	403	159

Earnings per share (in EUR) (Note 14):
Basic	6.26	4.21	0.51
Diluted	5.90	3.80	0.51

(*)	To facilitate meaningful year - on - year comparisons, 2003 figures have been adjusted to account for revised IFRS standards (see note 1)

The accompanying notes form an integral part of these consolidated financial statements.

ARCELOR GROUP

Consolidated Balance Sheets

As of December 31, 2005 and 2004

in EUR million	2005	2004
ASSETS
Non-current assets
Intangible assets (Note 4)	193	157
Property, plant and equipment (Note 5)	13,767	11,230
Investments accounted for using the equity method (Note 6)	1,478	1,366
Other investments (Note 7)	653	528
Receivables and other financial assets (Note 8)	758	684
Deferred tax assets (Note 23)	1,347	1,300

TOTAL NON-CURRENT ASSETS	18,196	15,265

Current assets
Inventories (Note 9)	7,580	6,801
Trade receivables (Note 10)	3,716	3,757
Tax credits	268	126
Other receivables (Note 11)	1,511	1,246
Cash and cash equivalents (Note 12)	4,645	4,043

TOTAL CURRENT ASSETS	17,720	15,973

TOTAL ASSETS	35,916	31,238

EQUITY AND LIABILITIES
Shareholders’ equity
Subscribed capital	3,199	3,199
Share premium	5,397	5,397
Consolidated reserves	6,364	2,619
Translation reserve	149	(403)
Shareholders’ equity – Group share (Note 13)	15,109	10,812
Minority interests (Note 15)	2,524	1,415

TOTAL SHAREHOLDERS’ EQUITY	17,633	12,227

Non-current liabilities
Interest-bearing liabilities (Note 16)	4,341	4,478
Employee benefits (Note 17)	1,431	1,652
Provisions for termination benefits (Note 18)	852	887
Other long-term provisions (Note 19)	943	920
Deferred tax liabilities (Note 23)	571	605
Other liabilities	141	82

TOTAL NON-CURRENT LIABILITIES	8,279	8,624

Current liabilities
Trade payables	5,228	4,997
Interest-bearing liabilities (Note 16)	1,623	2,293
Tax payable	312	340
Other amounts payable (Note 20)	2,567	2,508
Provisions for termination benefits (Note 18)	30	50
Other provisions (Note 19)	244	199

TOTAL CURRENT LIABILITIES	10,004	10,387

TOTAL EQUITY AND LIABILITIES	35,916	31,238

The accompanying notes form an integral part of these consolidated financial statements.

ARCELOR GROUP

Consolidated Statements of Cash Flows

Years Ended December 31, 2005, 2004 and 2003

in EUR million	2005	2004	2003*
Operating activities
Profit for the year after tax	4,278	2,693	401
Profit of companies accounted for using the equity method, net of dividends	(222)	(336)	(48)
Amortisation, depreciation, and impairment losses	1,265	1,147	1,490
Net movement in provisions	(107)	31	85
Net profit on disposal of assets	(63)	(80)	(14)
Dividends received	51	31	29
Changes in working capital	(615)	(726)	641
Other items	(123)	445	(82)

CASH FLOWS FROM OPERATING ACTIVITIES **	4,464	3,205	2,502

Investing activities
Acquisition of tangible and intangible assets	(2,070)	(1,424)	(1,327)
Acquisition of subsidiary companies, net of cash acquired (Note 3)	57	(302)	(41)
Acquisition of financial fixed assets	(331)	(414)	(536)
Disposal of tangible and intangible assets	82	107	112
Disposal of subsidiary companies, net of cash disposed of (Note 3)	331	459	284
Disposal of financial fixed assets	325	192	399

CASH FLOWS FROM INVESTING ACTIVITIES	(1,606)	(1,382)	(1,109)

Financing activities
Capital increase of Arcelor S.A.	—	1,136	—
Other net contributions to shareholders’ equity	12	(64)	85
Dividends paid	(560)	(249)	(218)
Proceeds from borrowings	499	1,205	1,891
Repayment of borrowings	(2,086)	(1,578)	(2,444)
Repayment of pension funds	(254)	—	—
Repurchase of 4.56% minority interest in Aceralia	—	(96)	—

CASH FLOWS FROM FINANCING ACTIVITIES	(2,389)	354	(686)

Effect of exchange rate fluctuations on cash held	133	(24)	(56)

NET INCREASE IN CASH AND CASH EQUIVALENTS	602	2,153	651

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	4,043	1,890	1,239

CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	4,645	4,043	1,890

(*)	To facilitate meaningful year - on - year comparisons, 2003 figures have been adjusted to account for revised and newly introduced IFRS standards (see Note 1).
(**)	Including taxes paid in an amount of EUR 405 million (2004: EUR 199 million; 2003: EUR 29 million) and net interest paid in an amount of EUR 107 million (2004: EUR 151 million; 2003: EUR 261 million).

The accompanying notes form an integral part of these consolidated financial statements.

ARCELOR GROUP

Consolidated Statements of Changes in Shareholders’ Equity

Years Ended December 31, 2005 and 2004

in EUR million	Subscribed capital Arcelor	Share premium Arcelor	Own Shares	Revaluation reserve relating to derivative instruments (note 25)	Revaluation reserve relating to securities available for sale (note 7)	Other consolidated reserves	Foreign currency translation	Share- holders’ equity - Group share (note 13)	Share- holders’ equity - Minority interest (note 15)	Total Share- holders’ equity
31 December 2003	2,665	4,795	(751)	—	—	262	(308)	6,663	730	7,393

First time adoption of IFRS 3	—	—	—	—	—	686	—	686	—	686

1 January 2004	2,665	4,795	(751)	—	—	948	(308)	7,349	730	8,079

PROFIT AND LOSS
Profit for the year 2004	—	—	—	—	—	2,290	—	2,290	403	2,693
Cash flow hedging	—	—	—	28	—	—	—	28	—	28
Foreign exchange differences	—	—	—	—	—	—	(95)	(95)	(64)	(159)
DISTRIBUTIONS AND TRANSACTIONS WITH SHAREHOLDERS
Dividends paid	—	—	—	—	—	(192)	—	(192)	(57)	(249)
Increase in share capital	534	602	—	—	—	—	—	1,136	—	1,136
Acquisition of CST and Acindar (Note 13.7)	—	—	—	—	—	158	—	158	23	181
Cost of equity-settled share-based payments	—	—	—	—	—	4	—	4	—	4
Utilisation of and profit on the sale of own shares	—	—	387	—	—	—	—	387	4	391
Other adjustments	—	—	—	—	—	(42)	—	(42)	—	(42)
Acquisition and repurchase of minority interests	—	—	—	—	—	(211)	—	(211)	376	165

31 December 2004	3,199	5,397	(364)	28	—	2,955	(403)	10,812	1,415	12,227

PROFIT AND LOSS
Profit for the year 2005	—	—	—	—	—	3,846	—	3,846	432	4,278
Cash flow hedging	—	—	—	75	—	—	—	75	—	75
Securities available for sale (Note 7)	—	—	—	—	24	—	—	24	—	24
Foreign exchange differences	—	—	—	—	—	—	552	552	236	788
DISTRIBUTIONS AND TRANSACTIONS WITH SHAREHOLDERS
Dividends paid	—	—	—	—	—	(399)	—	(399)	(161)	(560)
Acquisition of Acesita (Note 13.7)	—	—	—	—	—	42	—	42	—	42
Cost of equity-settled share-based payments	—	—	—	—	—	4	—	4	—	4
Utilisation of and profit on the sale of own shares	—	—	97	—	—	—	—	97	—	97
Acquisition and repurchase of minority interests	—	—	—	—	—	—	—	—	602	602
Other adjustments	—	—	—	—	—	56	—	56	—	56

31 December 2005	3,199	5,397	(267)	103	24	6,504	149	15,109	2,524	17,633

The accompanying notes form an integral part of these consolidated financial statements.

ARCELOR GROUP

Consolidated Statement of Changes in Shareholders’ Equity

Year Ended December 31, 2003

in EUR million	Subscribed capital Arcelor	Share premium Arcelor	Own Shares	Revaluation reserve relating to derivative instruments (note 25)	Revaluation reserve relating to securities available for sale (note 7)	Other consolidated reserves	Foreign currency translation	Share- holders’ equity - Group share (note 13)	Share- holders’ equity - Minority interest (note 15)	Total Share- holders’ equity
31 December 2002	2,662	4,791	(745)	—	—	261	(237)	6,732	661	7,393

First time adoption of IAS 32 (revised)	—	—	—	—	—	(55)	—	(55)	—	(55)

1 January 2003	2,662	4,791	(745)	—	—	206	(237)	6,677	661	7,338

PROFIT AND LOSS
Profit for the year 2003 - previously published	—	—	—	—	—	257	—	257	159	416

Conversion option - O.C.E.A.N.E. 2017	—	—	—	—	—	(15)		(15)	—	(15)

Profit for the year 2003 - adjusted	—	—	—	—	—	242		242	159	401

Foreign exchange differences	—	—	—	—	—	—	(71)	(71)	28	(43)
DISTRIBUTIONS AND TRANSACTIONS WITH SHAREHOLDERS
Dividends paid	—	—	—	—	—	(181)	—	(181)	(37)	(218)
Increase in share capital	3	4	—	—	—	—	—	7	—	7
Purchase of minority interests	—	—	—	—	—	—	—	—	(87)	(87)
Other adjustments	—	—	(6)	—	—	(5)	—	(11)	6	(5)

31 December 2003	2,665	4,795	(751)	—	—	262	(308)	6,663	730	7,393

The accompanying notes form an integral part of these consolidated financial statements.

Amounts in EUR million, unless otherwise stated

Note 1 – General

Note 2 – Accounting policies

Note 3 – Scope of consolidation

Note 4 – Intangible assets

Note 5 – Property, plant and equipment

Note 6 – Investments in companies accounted for using the equity method

Note 7 – Other investments and financial assets available for sale

Note 8 – Receivables and other financial assets

Note 9 – Inventories

Note 10 – Trade receivables

Note 11 – Other receivables

Note 12 – Cash and cash equivalents

Note 13 – Equity

Note 14 – Earnings per share

Note 15 – Minority interests in equity

Note 16 – Interest-bearing liabilities

Note 17 – Employee benefits

Note 18 – Provisions for termination benefits

Note 19 – Other provisions

Note 20 – Other amounts payable

Note 21 – Staff costs

Note 22 – Net financing costs

Note 23 – Taxation

Note 24 – Related party disclosure

Note 25 – Financial instruments and derivatives

Note 26 – Commitments given and received

Note 27 – Segment reporting

Note 28 – Emission rights

Note 29 – Post-balance sheet events

Note 30 – Simplified Group organisation chart

Note 31 – Listing of Group companies at 31 December 2005

Note 32 – Significant differences between IFRS and U.S. GAAP

Pursuant to the Regulation (EC) No 1606/2002 of 19 July 2002, the consolidated financial statements of the Arcelor Group for the year ended 31 December 2005 are prepared in accordance with International Financial Reporting Standards (“IFRS”), as adopted by the European Union on 31 December 2005. The exclusion of certain provisions relating to hedge accounting, pursuant to the adoption of IAS 39 by the European Union, has no impact on the Group’s consolidated financial statements.

Note 1 - General

Arcelor S.A. was incorporated under Luxembourg Law on 8 June 2001 as part of the proposed business combination of Aceralia, Arbed and Usinor, which was completed on 28 February 2002.

The consolidated financial statements at 31 December 2005 present the financial position of the Company and of its subsidiaries (hereafter “the Group”), as well as the interests of the Group in associated companies and jointly controlled entities.

The Board of Directors approved the consolidated financial statements at and for the year ended 31 December 2005 on 15 February 2006 and authorised the publication of said consolidated financial statements on 17 March 2006.

The consolidated financial statements have been prepared in accordance with IFRS, as adopted by the European Union. This implies that the Group makes some estimates and assumptions having an impact on the balance sheet and on the income statement for the period. Changes in facts and circumstances may lead the Group to change these estimates.

On August 1, 2006, Mittal Steel Company N.V. (“Mittal Steel”) acquired 91.9% of the share capital of Arcelor (on a fully diluted basis). Through subsequent transactions Mittal Steel has increased its ownership to 94.2% of the issued and outstanding shares of Arcelor and 19.9 million of Arcelor’s convertible bonds in exchange for a combination of 679,416,608 Mittal Steel class A common shares and approximately EUR 8 billion ($10.2 billion) in cash. The acquisition will be accounted for using the purchase method of accounting and, accordingly, the assets acquired and liabilities assumed will be recorded at their fair values as of the date of acquisition, resulting in a new basis of presentation of the Group in future periods.

Due to the revision of IAS 32 (Financial instruments: disclosure and presentation), as well as the decision from Arcelor to classify starting from January 1, 2005, interest charges relating to the discounting of the provision for pensions and similar benefit in the financial results, and not under the caption “staff costs”, the Group restated the comparative figures for 2003. The effects of the adjustments on the Group’s 2003 financial statements are as follows:

Consolidated Income Statement - 2003

In EUR million	2003 as published	IAS 32	Reclassification of interest charges on provisions for pensions (Note 21)	2003 restated
Revenue (Note 27)	25,923	—	—	25,923

Other operating income	729	—	—	729
Own work capitalised and increase or decrease in finished and unfinished goods	(255)	—	—	(255)
Cost of raw materials and merchandise	(12,095)	—	—	(12,095)
Other external expenses	(6,307)	—	—	(6,307)
Staff costs (Note 21)	(5,071)	—	120	(4,951)
Impairment, depreciation and amortisation expenses	(1,601)	—	—	(1,601)
Negative goodwill and amortisation	111	—	—	111
Other operating expenses	(696)	—	—	(696)

OPERATING RESULT	738	—	120	858

Net financing costs (Note 22)	(321)	(21)	(120)	(462)
Share of profit in companies accounted for using the equity method	140	—	—	140

PROFIT BEFORE TAX	557	(21)	—	536

Tax expense (Note 23)	(141)	(6)	—	(135)

PROFIT FOR THE YEAR	416	(15)	—	401
Net profit - Group share	257	(15)	—	242
Net profit - Minority interests	159	—	—	159

Earnings per share (in EUR) (Note 14)
Basic	0.54	(0.03)	—	0.51
Diluted	0.54	(0.03)	—	0.51

Note 2 - Accounting policies

1. Statement of compliance

The consolidated financial statements are prepared in accordance with international standards on financial information or “International Financial Reporting Standards” (“IFRS”) as adopted by the European Union.

2. Presentation of the consolidated financial statements

The consolidated financial statements are prepared in euro (“EUR”), rounded to the nearest million. The consolidated financial statements of the Group are prepared on the basis of the historical cost convention with the exception of the following assets and liabilities which are stated at their fair values: derivative financial instruments, investments held for trading and investments available for sale. In qualifying fair value relationships hedged assets and liabilities are stated at their fair value with respect to the risks hedged.

Assets intended to be disposed of or consumed during the Group’s normal course of operations, assets held with a view to being sold in the twelve months following the year-end date as well as cash and cash equivalents are considered current. All other assets are considered non-current. Liabilities falling due during the Group’s normal course of operations, or in the twelve months following the year-end date, are considered current. All other liabilities are considered non-current.

3. Consolidation principles

Subsidiaries

Subsidiaries are companies controlled by the Group. Control exists when the Group has direct or indirect control over the financial and operating policies of a company so as to obtain benefits derived from its activities. Control generally exists where the Group holds more than half of the voting rights.

The financial statements of significant subsidiaries are included in the consolidated financial statements from the date when effective control starts until the date when effective control ends.

Investments in non-significant subsidiaries are recorded as non-current assets at their fair value. Gains and losses resulting from this valuation procedure are recorded in equity.

Associated companies

Associated companies are companies in which the Group has a significant influence, but no control, over the financial and operating policies. Significant influence is generally assumed where the Group holds at least 20% or more of the voting rights.

The financial statements of associated companies are included in the consolidated financial statements using the equity method, according to which the Group records its share in the net assets of the associated company in its balance sheet from the date when significant influence starts until the date when significant influence ends.

Jointly controlled entities

Jointly controlled entities are companies over whose activities the Group has joint control under a contractual agreement.

The financial statements of jointly controlled entities are included in the consolidated financial statements using the equity method, according to which the Group records its share in the net assets of the jointly controlled entity in its balance sheet from the date when joint control starts until the date when joint control ends.

Transactions eliminated through consolidation

Intra-group balances and transactions, as well as unrealised gains resulting from intra-group transactions, are eliminated in the preparation of the consolidated financial statements. Unrealised losses resulting from intra-group transactions are only eliminated to the extent that there is no indication of impairment.

Unrealised gains resulting from transactions with associated companies and jointly controlled entities are eliminated to the extent of the Group’s interest in such companies or entities, against the investment amount of the associated company or jointly controlled entity. Unrealised losses are only eliminated to the extent that there is no indication of impairment.

A complete listing of the main subsidiaries and the companies accounted for using the equity method, at 31 December 2005, is shown in Note 31.

4. Business combinations

The Group has applied, since January 1, 2004, IFRS 3 – Business combinations in place of IAS 22.

Goodwill

In accordance with IFRS 3:

•

A positive difference between the cost of an acquisition and the acquirer’s interest in the fair value of the identifiable assets, liabilities or contingent liabilities acquired, is accounted for as goodwill and is reported as an asset. Goodwill balances are no longer subject to amortization but are considered at each financial reporting date in order to identify a possible impairment (see paragraph 8 regarding the impairment of assets).

•

A negative difference between the cost of an acquisition and the acquirer’s interest in the fair value of the identifiable assets, liabilities or contingent liabilities acquired (negative goodwill), is recorded directly in the result for the period and is no longer accounted for on a deferred basis (carried against future losses or taken to results on the basis of the weighted average residual life of the assets acquired). As a result of the first application of this principle, the residual balance of negative goodwill, at December 31, 2003, was transferred in shareholders’ equity at January 1, 2004.

Stepped acquisitions

When an acquisition is completed by a series of successive transactions, each significant transaction is considered individually for the purpose of the determination of the fair value of the identifiable assets, liabilities and contingent liabilities acquired and hence for the goodwill associated with the acquisition.

The fair values of the identifiable assets and liabilities acquired can vary at the date of each transaction. When a transaction results in taking control over the entity, the interests previously held in that entity are revalued on the basis of the fair values of the identifiable assets and liabilities at that date. The contra posting for this revaluation is recorded directly in shareholders’ equity.

Subsequent purchases, after the Group has obtained control, are treated as acquisition of shares from minority shareholders: the identifiable assets and liabilities of the entity are not subject to a further revaluation and the positive or negative difference between the cost of such subsequent acquisitions and the net value of the additional proportion of the company acquired is recorded directly in shareholders’ equity.

Minority interest

The interests of minority shareholders are recorded on the basis of their proportionate interest in the net value of the entity acquired.

5. Foreign currency translation

Transactions in foreign currencies

Transactions denominated in foreign currencies are converted to EUR at the foreign exchange rate prevailing at the date of the transaction.

Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are converted at the foreign exchange rate prevailing at that date. Foreign exchange differences arising on conversion are recognised in the income statement.

Non-monetary assets and liabilities denominated in foreign currencies, recorded at historical cost, are converted at the foreign exchange rate prevailing at the date of the transaction.

Financial statements denominated in foreign currencies

Assets and liabilities denominated in foreign currencies, including goodwill and fair value adjustments arising on consolidation, are converted to EUR at the foreign exchange rate prevailing at the balance sheet date. The revenues and expenses of foreign currency operations are converted to EUR at the average rate calculated for the period. Foreign exchange differences arising on conversion are recognised directly in shareholders’ equity. Upon the sale of an entity, any exchange differences in equity relating to that entity, are recorded through the income statement.

6. Intangible assets

Research and development

Expenditure on research activities undertaken with a view to acquire new scientific or technical knowledge and understanding, is recognised in the income statement as incurred.

Expenditure on development activities, where research findings are applied for the production of new or substantially improved products and processes, is capitalised if the product or the process is considered to be technically and commercially viable and the Group has sufficient resources to complete the development programme.

The expenditure thus capitalised includes the cost of materials, direct labour costs and an appropriate proportion of overheads.

Capitalised development expenditure is stated at cost less accumulated amortisation and impairment losses. Other development expenditure is recognised in the income statement as incurred.

Other intangible assets

Other intangible assets, acquired by the Group, are stated at cost less accumulated amortisation and impairment losses. Expenditure on internally generated goodwill is recognised in the income statement when incurred.

Intangible assets other than goodwill primarily include the cost of technology and licences purchased from third parties. These intangible assets are amortised on a straight-line basis over a maximum period of five years.

Subsequent expenditure

Subsequent expenditure on intangible assets is capitalised only when it increases the future economic benefits of the specific asset to which it relates and when this cost can be measured and attributed to the asset in a reliable manner. All other expenditure is recognised as an expense when incurred.

Amortisation

Amortisation is recognised as an expense on a straight-line basis over the estimated useful lives of intangible assets.

The estimated useful lives are as follows:

•	Patents and trademarks: 5 years

•	Capitalised development costs: 5 years

7. Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. The cost of an asset created by the Group includes the cost of materials, direct labour costs and an appropriate proportion of overheads. Borrowing costs on loans used to finance the construction of property, plant and equipment are capitalised as part of the cost of the asset until such time that the asset is ready for its intended use.

Property, plant and equipment are subsequently stated at cost less accumulated depreciation less any impairment losses.

Where a tangible fixed asset comprises major components having different useful lives, these components are accounted for as separate items.

The cost of the periodic relining of blast furnaces is capitalised and depreciated over the expected production period.

Maintenance and repair costs are recognised as expenses in the period in which they are incurred.

Government grants that assist the Group in the acquisition of property, plant and equipment are deducted from the carrying amount of the related asset and released to the income statement on a straight-line basis over the expected useful life of the associated asset.

Subsequent expenditure

Expenditure incurred in replacing or renewing components of some items of property, plant and equipment is accounted for as the acquisition of a separate asset and the replaced asset is written off.

Other subsequent expenditure on property, plant and equipment is only recognised as an asset when the expenditure improves the condition of the asset beyond its originally assessed standard of performance.

All other subsequent expenditure is recognised in the income statement as an expense in the period in which it is incurred.

Depreciation

Depreciation is accounted for as an expense on a straight-line basis over the estimated useful lives of property, plant and equipment. Land is not depreciated.

Property, plant and equipment acquired before January 1, 2001 are depreciated over their useful lives, which range from 12 to 20 years for buildings and industrial installations and from 5 to 12 years for other property, plant and equipment.

For other property, plant and equipment the estimated useful lives are as follows:

Long Products and Stainless Steels
	Flat products	Electric arc furnace	Hot-rolling mills
Industrial buildings	25 years	25 years	25 years

Technical installations and machinery
Hot phase: new capital expenditures	25 years	15 years	25 years
Hot phase: renovations	15 years	10 years	15 years
Cold phase: new capital expenditures	18 years		18 years
Cold phase: renovations	12 years		15 years
Cold phase: downstream	12 years		12 years
Other	5 -20 years	5 -20 years	5 -20 years

Leases

Where the Group is the lessee

Leases with respect to significant assets where the Group assumes substantially all of the risks and rewards of ownership are classified as finance leases. Property, plant and equipment acquired by way of finance leases are stated at an amount equal to the lower of the fair value and the present value of the minimum lease payments at the inception of the lease. Each lease payment is allocated between the finance charges and a reduction of the lease liability. The interest element of the finance cost is charged to the income statement over the lease period so as to achieve a constant rate of interest on the remaining balance of the liability.

The depreciation policy of capitalised leased assets is similar to that applied to owned property, plant and equipment. If there is no reasonable certainty that the lessee will obtain ownership at the end of the lease term, the asset is depreciated over the shorter of its estimated useful life or the lease term.

Where a significant portion of the risks and rewards of ownership are retained by the lessor, leases are classified as operating leases. Payments made under operating leases are recognised as an expense in the income statement of the period.

Agreements containing a lease

In accordance with IFRIC 4, the same accounting treatment applies to agreements that do not take the legal form of a lease, but convey the right to use a tangible fixed asset in return for a payment or series of payments.

8. Impairment of assets

The carrying amounts of the Group’s assets, other than inventories, deferred tax assets, and assets related to employee benefit plans, are reviewed at each balance sheet date to determine whether there is any indication of impairment. Goodwill arising on the acquisition of companies is allocated to cash generating units which may benefit from synergy effects related to the acquisition.

If any such indication exists for an asset, or for the cash-generating unit to which it belongs, the recoverable amount is estimated.

For intangible assets that are not yet available for use, their recoverable amount is estimated at each balance sheet date.

An impairment loss is recorded immediately where the carrying amount of an asset or a cash-generating unit exceeds its recoverable amount. Impairment losses are recognised as an expense in the income statement.

Calculation of recoverable amount

The recoverable amount of an asset is the higher of its net selling price and its value in use. In assessing its value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

The recoverable amount of investments in held-to-maturity securities and receivables is calculated as the present value of the expected future cash flows, discounted at the original effective interest rate inherent in the asset. Cash flows on short-term receivables are not discounted.

Reversal of an impairment loss

An impairment loss recognised in prior years is reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognised. However, the increased carrying amount of an asset due to a reversal of an impairment loss will not exceed the carrying amount that would have been determined (net of amortisation or impairment) had no impairment loss been recognised for the asset in prior years.

Impairment losses recognised for goodwill are not reversed.

9. Investments in debt and equity securities

Investments held for trading are classified as current assets and are stated at fair value, with any resulting gain or loss being recognised in the income statement. Investments with a fixed maturity date after more than one year, that the Group has the positive intent and ability to hold to maturity, are included in non-current assets and are stated at amortised cost using the effective yield method less impairment losses.

Other investments held by the Group are classified as being available-for-sale and are stated at fair value. In accordance with IAS 39 revised applicable as of January 1, 2005, any resulting gain or loss is recognised directly in shareholders’ equity.

The fair value of investments held for trading and investments available-for-sale is taken as the quoted bid price at the balance sheet date. For unquoted securities, a value determined from discounted future cash flows is used.

10. Trade and other receivables

Trade and other receivables are stated at cost less value adjustments for losses.

11. Inventories

Construction work in progress

Construction work in progress is stated at contract cost increased by the related profit recognised to date less provisions for foreseeable losses and progress billings. Cost includes all expenditure directly related to the projects and an allocation of fixed and variable overheads incurred in the Group’s contract activities.

Other inventories

Raw materials and supplies are stated at the lower of cost (using either the average cost method or the first-in-first out method) or net realisable value. Finished goods and work-in-progress are stated at the lower of production cost or net realisable value.

Production cost includes direct raw material and labour costs and a portion of overhead costs, excluding general and administrative expenses. The market value of raw materials and other inventories is based on the net realisable value, including a provision for slow-moving items where appropriate.

12. Cash and cash equivalents

Cash and cash equivalents include cash and short term investments with a maturity of less than three months from the acquisition date. Short term investments are valued at market value at the end of each period.

13. Equity

Repurchase of share capital

When share capital is repurchased, the amount of consideration paid, including attributable costs, is recognised as a change in equity. Repurchased / treasury shares are deducted from total shareholders’ equity under the caption ‘Treasury shares’, until they are cancelled.

Dividends

Dividends are recorded as a liability when they are approved by a general meeting of shareholders.

14. Convertible debenture loans

Debenture loans convertible into share capital at the option of the holder, where the number of shares issued does not change with fluctuations in their fair value, are accounted for as compound financial instruments, net of attributable transaction costs. The equity component of the convertible debenture loans is calculated as the excess of the issue proceeds over the present value of the future interest and principal payments, discounted at the prevailing market rate for a similar liability that does not have an associated equity component. The interest expense recognised in the income statement is calculated using the effective interest rate method.

15. Interest-bearing borrowings

Interest-bearing borrowings are recorded at initial cost, less direct attributable transaction costs. They are then recorded at amortised cost with any difference between amortised cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest basis.

16. Employee benefits

Types of pension plans

Defined contribution plans

Defined contribution plans are those plans where the Group pays fixed contributions to an external life insurance or pension fund for certain categories of employees. Contributions are paid in return for services rendered by the employees during the period. They are expensed as they are incurred in line with the treatment of wages and salaries. No provisions are established in respect of defined contribution plans, as they do not generate future commitments for the Group.

Within the Group, defined contribution plans exclusively relate to pension plans. They are, primarily, additional pension plans that serve to complement local legal pension schemes in respect of which the Group pays contributions to social organisations and which are accounted for in the same manner as wages and salaries.

Defined benefit plans

Defined benefit plans are arrangements that provide guaranteed benefits to certain categories of employees, either by way of contractual obligations or through a collective agreement. This guarantee of benefits represents a future commitment of the Group and, as such, a liability is calculated. The provision is calculated by estimating the benefits accumulated by employees in return for services rendered during the period and during prior periods. The calculation takes into account demographic assumptions relating to the future characteristics of the previous and current personnel (mortality, personnel turnover etc.) as well as financial assumptions relating to future salary levels or the discount rate applied to services rendered.

Benefits are discounted in order to determine the present value of the future obligation resulting from this type of plan. They are shown in the balance sheet after the deduction of the fair value of the assets that serve to cover them.

The discount rate applied is the yield, at the balance sheet date, on AA credit rated bonds that have maturity dates similar to the terms of the Group’s pension obligations. A qualified actuary performs the underlying calculations annually, using the projected unit credits method.

The actuarial assumptions (both demographic and financial) are reviewed and adapted at year end, giving rise to actuarial gains or losses.

In calculating the Group’s obligation in respect of a plan, to the extent that any unrecognised actuarial gain or loss exceeds ten percent of the greater of the present value of the defined benefit obligation and the fair value of the plan assets, it is recognized in the income statement over the expected average remaining working lives of the employees participating in the plan (“corridor policy”). Otherwise, the actuarial gain or loss is not taken into consideration.

Where the calculation results in a benefit to the Group, the recognised asset is limited to the net total of any unrecognised actuarial losses and past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

Within the Group, defined benefit plans relate to complementary retirement schemes, departure indemnities, work medals and health insurance arrangements.

Nature of commitments of defined benefit plans

Complementary retirement schemes

These schemes are provided in addition to the legal minimal pension in respect of which Group companies contribute directly into social organisations and which are accounted for in the same manner as wages and salaries.

Termination payments

Termination payments are generally associated with collective agreements with employees under which indemnities are paid upon normal retirement as well as upon voluntary or involuntary retirement.

Work medals

Work medal programmes are sometimes established under agreements at individual company level. These arrangements represent long-term service award programmes made to employees with certain levels of seniority with their employers.

Health insurance

Health insurance schemes relate exclusively to the US subsidiaries of the group (“post retirement medical care”). For European entities, health insurance is in place by way of obligatory contributions to state health insurance schemes. These contributions are accounted for in the same manner as wages and salaries.

Assets covering commitments relating to defined benefit plans

The commitments in respect of certain retirement plans are wholly, or in part, covered by life insurance policies or pension funds, depending on the regulations in place in the country in which the benefits are awarded (the concept of “funded obligations”).

Externalised commitments are evaluated by independent specialists.

Remuneration by way of share options

The Group grants share option plans to certain directors.

In accordance with the transitional provisions of IFRS 2, applicable since 1 January 2005, the accounting treatment of these share option plans is linked to the date of grant: those granted on or before 7 November 2002 (one remaining plan of Usinor S.A. at 31 December, 2005) do not give rise to any recognition in the income statement. When the options are exercised, cash received less transaction costs are credited to subscribed capital and share premium.

Plans granted after 7 November 2002 (three plans at 31 December 2005) are accounted for using the fair value of the option at the date of grant, the effects of which will be amortised on a straight-line basis over the period through to the exercise date giving rise to a remuneration charge. The contra entry is recorded directly in shareholders’ equity of Arcelor S.A, the company granting the stock options.

17. Provisions for termination benefits

The Group recognises an obligation for termination benefits when it is demonstrably committed either to terminating an employee’s contract before the normal retirement date or to encouraging voluntary redundancy. Such termination benefits do not bring future economic benefits (services rendered by employees) to the Group and are immediately recognised in the income statement.

Within the Group, provisions for termination benefits fall into two categories:

Social provisions in the context of restructuring plans

Provisions are recorded when the Group has announced to the entity and the affected employees or to their representatives a social plan that is detailed and formalised in accordance with the requirements of IAS 37. Such social plans either translate into redundancy or early retirement measures.

Benefits are calculated as a function of the approximate number of people whose employment contracts will be terminated. If such benefits are claimable more than twelve months after the end of the period, they are discounted using an interest rate, which corresponds to that of AA credit rated bonds that have maturity dates approximating to the terms of the Group’s obligations.

Early retirement plans

Within the Group, early retirement plans primarily correspond to the practical implementation of social plans. Such early retirement plans are considered effective when the affected employees have been formally informed and when liabilities have been determined using an appropriate actuarial calculation. Early retirement plans can also be linked to collective agreements signed with certain categories of employees.

Liabilities in respect of both of the above scenarios are calculated on the basis of the effective number of employees likely to take early retirement, in accordance with IAS 19. An independent actuary performs the calculation annually. Liabilities are discounted using an interest rate which corresponds to that of AA credit rated bonds that have maturity dates approximating to the terms of the Group’s obligations.

18. Other provisions

A provision is accounted for when the Group has a present obligation (legal or constructive) as a result of a past event, whose amount can be reliably estimated, and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation.

Technical warranties

A provision for technical warranties is recognised when the underlying products or services are sold. The provision is based on historical warranty data and a weighting of all possible outcomes against their associated probabilities.

Restructuring

A provision for restructuring is accounted for when the Group has approved a detailed formal restructuring plan, and has raised a valid expectation that it will carry out the restructuring by commencing the implementation of the plan or announcing its main features to those affected by it.

Environment

The Group generally estimates provisions related to environmental issues on a case-by-case basis, taking into account applicable legal requirements. A best estimate, based on available information, is calculated, provided that the available information indicates that the loss is probable and can be estimated in a sufficiently reliable manner.

Onerous contracts

A provision for onerous contracts is recognised when the expected economic benefits to be received by the Group under a contract are lower than the unavoidable costs of meeting its obligations under it.

19. Trade and other payables

Trade and other payables are recorded at cost.

20. Deferred taxes

Deferred taxes are calculated for each taxable entity, using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities, as determined in accordance with the tax rules in force in the countries in which the

Group conducts its operations, and their carrying amounts in the financial statements. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realised or the liability is settled, based on tax rates that have been enacted or substantively enacted at the balance sheet date.

Deferred tax assets and liabilities are netted when authorised by local tax authorities.

Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which they can be utilised. Therefore, taking into account the cyclical nature of the business, deferred tax assets may be recognised by companies that have incurred tax losses over the previous periods.

21. Revenue recognition, interest and dividend income

Sales of goods and services

Revenue from the sale of goods is recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. Revenue from services rendered is recognised in the income statement in proportion to the stage of completion of the related transaction at the balance sheet date. The stage of completion is assessed according to the work performed. No revenue is recognised if there are significant uncertainties regarding recovery of the amount due, associated costs or the possible return of goods.

Construction contracts

As soon as the outcome of a construction contract can be estimated reliably, contract revenue and expenses are recognised in the income statement in proportion to the stage of completion of the contract. The stage of completion is assessed according to the work performed.

Anticipated losses on a contract are recognised immediately in the income statement.

Interest and dividend income

Interest income is recognised in the income statement on a pro-rata basis, taking into account the effective yield rate.

Dividend income is recognised in the income statement on the date the general meeting approves the dividend payment.

22. Financial risk management

Derivative financial instruments

The Group uses derivative financial instruments, interest rate swaps and forward foreign exchange contracts to hedge its exposure to risks related to foreign exchange and interest rates and arising from operating, financing and investment activities.

Derivative financial instruments are initially recognised at cost and subsequently restated at their fair value. Unrealised gains or losses are recognised depending on the nature of the item being hedged for qualifying hedge relationships. The fair value of interest rate swaps is the estimated amount that the Group would receive or pay to terminate the swap at the balance sheet date, taking into account current interest rates and the current creditworthiness of the swap counter-parties.

The fair value of forward foreign exchange contracts is their quoted market price at the balance sheet date, being the present value of the quoted forward price or forward rate.

Hedge of cash flows

When a derivative financial instrument hedges the variation in cash flows of a firm commitment or a forecast transaction, the effective part of any resultant gain or loss on the derivative financial instrument is recognised directly in shareholders’ equity.

When the firm commitment or forecast transaction results in the recognition of an asset or a liability, the cumulative gain or loss is removed from equity and enters into the initial measurement of the acquisition cost or other carrying amount of the asset or liability.

The ineffective part of any gain or loss is recognised in the income statement. Any gain or loss arising from the time value of the derivative financial instrument is recognised in the income statement.

When a hedging instrument expires, is sold, terminated or exercised, the cumulated unrealised profit or loss on the hedging instrument is maintained in equity for as long as the expected transaction does not occur and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer probable, the cumulative net gain or loss, which had been recognised in equity, is reported immediately in the income statement.

Hedge of fair value

Where a derivative financial instrument hedges the variability in fair value of a recognised receivable or payable, any resulting gain or loss on the hedging instrument is recognised in the income statement. The hedged item is also stated at its fair value in respect of the risk being hedged, with any gain or loss being recognised in the income statement.

The fair value of the hedged items, in respect of the risk being hedged, is their carrying amount at the balance sheet date translated to EUR at the relevant foreign exchange rate ruling at that date.

Hedge of net investment in foreign operation

Where a foreign currency liability hedges a net investment in a foreign operation, foreign exchange differences arising on translation of the liability to EUR are recognised directly in equity. Where the hedging instrument is a derivative, any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in equity; the gain or loss relating to the ineffective portion is recognised immediately in the income statement.

Where the hedging instrument is not recognised, the related gain or loss is recognised in the income statement.

23. Emission rights

The Group’s industrial sites concerned by the European Directive on CO2 emission rights, effective as of 1 January 2005, are located in Germany, Belgium, Spain, France and Luxembourg.

The emission rights allotted to the Group on a no charge basis pursuant to the annual national allocation plan are recorded in the balance sheet at nil value.

The Group continuously monitors rights that have expired and that will have to be surrendered. The number of rights to be surrendered is equal to the total emissions over a given period. These emissions are submitted to an annual certification performed by a certified external expert in accordance with applicable national regulation.

Any difference between available rights and actual emissions to be surrendered is subject to provisioning at market value.

Excess allowances sold on the allowance market are recognised in the income statement.

Allowance purchases or sales are recorded at cost.

24. Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing particular products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

The Group’s primary segment is defined as the ‘business segment’, while its secondary segment is the ‘geographical segment’.

Segment assets are operational assets used by the sector in the context of its operating activities. They include attributable goodwill, intangible assets and property, plant and equipment, as well as current assets used in the operating activities of the sector. They do not include deferred tax assets, other investments or receivables and other non-current financial assets. Such assets are shown under the caption ‘Unallocated assets’.

Sector liabilities are liabilities resulting from the activities of a sector, which can either be directly attributed to this sector or can be attributed to it reasonably. They include current and non-current liabilities. They exclude financial debt and deferred tax liabilities. Such liabilities are shown under the caption ‘Unallocated liabilities’.

Note 3 - Scope of consolidation

At 31 December 2005, the scope of consolidation of the Arcelor Group included, in addition to Arcelor S.A., 371 fully consolidated companies (361 and 442 at 31 December 2004 and 2003, respectively). Furthermore, the Group accounted for 173 companies using the equity method (185 and 227 at 31 December 2004 and 2003, respectively). The reduction in the number of fully consolidated companies was primarily associated with the exclusion from the scope of consolidation, from 1 January 2004, of 59 non-significant entities. In the same context, two entities were excluded from the companies previously accounted for using the equity method. In addition, the Group also completed a number of acquisitions and disposals, the principal transactions being as follows:

3.1 Acquisitions and disposal in 2005 and 2004

3.1.1 Acquisitions 2005

Acesita

At 31 December 2004, the Arcelor Group held 27.68% (27.83% taking into account the treasury shares) of the company Acesita SA (Brazil, Stainless steel), accounted for by using the equity method. In October 2005, the Group obtained control of Acesita by exercising put-call options negotiated with the other shareholders included in the shareholders’ agreement of Acesita.

On 6 October 2005, Arcelor made an agreement with the pension funds PREVI (Caixa de Previdência dos Funcionários do Banco do Brasil) and PETROS (Fundação Petrobrás de Seguridade Social) allowing the Group to acquire 8.24% of Acesita at the price of 45 BRL per share. On the same day, Arcelor concluded a memorandum of understanding with the Brazilian pension fund SISTEL (Fundação Sistel de Seguridade Social) in order to acquire 4.05% of Acesita at the same price, or 45 BRL per share. The latter transaction was formalised on 26 October 2005.

Following these acquisitions, Arcelor directly holds 40.12% (including treasury shares) of the capital of Acesita (76.2% of the shares with voting rights).

Starting 1 October 2005, Acesita was fully consolidated in the accounts of the Group.

Arcelor Huta Warszawa

On 31 August 2005, Arcelor acquired from Lucchini the control of the company Huta Warszawa (Poland, Long Carbon Steel). Arcelor Huta Warszawa was thus fully integrated in the consolidated Group accounts since 1 September 2005.

Arcelor Projects Spiral Mill

At 1 April 2005, Arcelor took control of the group Arcelor Projects Spiral Mill (ex De Boer) specialised in the production of foundation tubes (Netherlands, Arcelor Steel Solutions & Services).

3.1.2 Acquisitions 2004

CST

At 31 December 2003 the Arcelor Group held a 29.61% interest in Companhia Siderúrgica de Tubarão (CST - Brazil, Flat Carbon Steel). During 2004 the Group obtained control of CST through a stepped acquisition which commenced in 2003 and was realised through the exercise of the share sale-purchase option agreement as negotiated with the other shareholders which were parties to the CST shareholders’ agreement.

The first stage of the acquisition procedure in 2004 was the acquisition of 20.11% on 29 July 2004 after which Arcelor held a 49.72% interest in CST. On 14 October 2004 the waiver of the shareholders’ agreement, to the benefit of Arcelor, of all rights previously held by the other parties, in particular JFE Steel Corporation (JFE), the other Japanese shareholders and California Steel Industries Inc (CSI) over the CST shares, gave the Group effective control over the options previously held by Companhia Vale C Rio Doce (CVRD) and ACESITA over the ordinary shares subject to the CST shareholders’ agreement.

On the same date, the Group concluded final agreements with CVRD, JFE, the other Japanese shareholders and CSI (all parties to the CST shareholders’ agreement). These agreements related to the transfer of rights and obligations on options to acquire ordinary shares in CST. The conclusion of these agreements enabled Arcelor to fully consolidate CST with effect from 1 October 2004 with an effective controlling interest of 71.23%.

This increase is explained as follows:

•

14 October: the agreements referred to above, in particular the transfer of rights and obligations relating to ordinary shares in CST, enabled the Group to consider these shares in the percentage of the total interest controlled in accordance with IFRS 3. These agreements related to 24.51% of the voting shares or 9.46% of the total issued shares of CST;

•	3 November: conclusion of the sale-purchase agreement signed with ACESITA, increasing the level of control of the Group by 10.74% and the total percentage of interest by 4.14%;

•	17 December: conclusion of the sale-purchase agreement signed with CVRD, increasing the level of control of the Group by 20.51% and the total percentage of interest by 7.91%.

In addition, on 7 December 2004 the Group purchased ordinary shares held by the pension funds of the employees of CST (FUNSSEST) and thus increased its level of control to 94.71% and its percentage of total interest to 73.34% (or 70.20% and 63.89% respectively on the basis of the sale-purchase agreements negotiated with JFE, the other Japanese shareholders and CSI).

Acindar

On 7 May 2004, Arcelor took control of Acindar (Industria Argentina de Aceros S.A., Argentina, Long Carbon Steel), via its subsidiary company Belgo-Mineira (Brazil, Long Carbon Steel), by increasing its participation from 20.40% to 66.06%. Considering the minority shareholders of Belgo-Mineira, the net interest of Arcelor in Acindar is 35.6%. Acindar, previously accounted for using the equity method, has been fully consolidated with effect from 1 May 2004.

In addition, on 3 October 2004, following the exercise by Belgo-Mineira of the conversion options attached to the share warrants held, the interest of the Group increased from 66.06% to 72.68%. At 31 December 2004 the net interest of the Group in Acindar was 41.04%.

Other acquisitions

In April 2004, the Group also acquired control of Ravené Schäfer GmbH (in the past DEAG) (Germany, Distribution, Processing, Trading).

In addition, Arcelor proceeded during 2004 with significant purchases of minority interests.

On 8 January 2004, the general meeting of Aceralia agreed to the launch of a public offer to purchase (via a tender offer) all of the shares of minority shareholders at a bid price of EUR 17 per share. At the end of the offer period, the offer having been made in respect of 6,207,061 shares, or 4.97% of the issued share capital, 5,006,342 shares were acquired. These shares were withdrawn from the market on 2 March 2004.

At 31 December 2004 the distribution of the share capital of Aceralia was as follows: Arcelor (95.59%), own shares held (4.01%) and other minority shareholders (0.4%). Given that the voting rights attached to the shares held by the company are suspended, the percentage of control and the effective percentage interest of Arcelor were 99.58%.

Since 23 December 2004 Arcelor has held 100.0% of its subsidiary company Stahlwerke Bremen (Germany, Flat Carbon Steel) following the acquisition of 30.3% previously held by a minority shareholder: BIG (Bremer Investitions-Gesellschaft).

3.1.3 Disposals 2005

Corrugados Azpeitia, Corrugados Getafe and Gorrugados Lasao

On 22 July 2005, the Group sold to the Spanish group Alfonso Gallardo three rebar and mesh plants (Corrugados Azpeitia, Corrugados Getafe and Gorrugados Lasao – Spain, Long Steel with Carbon).

Techalloy

On 8 February 2005, the Group sold its interests in the American company Techalloy Company Inc. (United States, Stainless steel) to the company Central Wire Industries Ltd.

TIM – Trefilados Inoxydables de Mexico

On 10 May 2005, Arcelor sold its subsidiary company TIM - Trefilados Inoxydables de Mexico SA (Mexico, Stainless steel) to the company Novametal SA.

3.1.4 Disposals in 2004

On 19 March 2004 Arcelor completed the sale of its participation (96%) in Thainox Steel Ltd (Thailand, Stainless Steel).

On 12 May 2004 Arcelor concluded an agreement for the transfer of two Spanish wire-drawing mills: Emesa Trefileriá SA and Industrias Gálycas SA (Spain, Long Carbon Steel) to the Portuguese company Socitrel.

On 2 June 2004 Arcelor announced the transfer of its shareholding in J&L Specialty Steel (United States, Stainless Steel) to Allegheny Technologies in accordance with the terms of a contract signed on 17 February 2004.

On 3 June 2004 Arcelor and Bagoeta SL, the majority shareholder of Conducciones y Derivas SA (Condesa), concluded a sale and purchase agreement relating to the Tubes activity of the Arcelor group. The companies obtained the authorisation of the relevant competition authorities. Arcelor sold to Bagoeta SL 100% of the capital of the following companies: Arcelor Tubes SA; Alessio Tubi Spa; Exma SA; and Aceralia Tubos SL together with 5% of the capital of Industube (the remaining 5% of the capital of Industube was sold to a different associated company) and 30% of the capital of Condesa. The 18% interest retained in Condesa by the Arcelor Group was the subject of an option agreement by Bagoeta SL signed in the third quarter of 2004.

On 22 June 2004 Arcelor sold its 100% subsidiary company Aciérie of the Atlantic SAS (Spain, Long Carbon Steel) to Siderúrgica Añón SA.

On 22 July 2004 Arcelor and the SNCI completed the transfer of the entire share capital held in IEE International Electronics & Engineering SA (Luxembourg, Other Activities), a company specialised in the development of automotive safety sensors, to Apax Partners and BGL Investment Partners, Luxempart together with the management of IEE.

On 23 July 2004 Arcelor and the investment fund Chequers Capital concluded an agreement for the acquisition, by the finance company Mistral, of the share holding controlled by Chequers Capital, for a price of EUR 5 per share of the 36% interest held by the Group in IMS-International Metal Service (France, Distribution, Processing, Trading).

Arcelor sold, at the end of July 2004, its 100% participation in J&F Steel LLC (United States, Distribution, Processing, Trading) to Ryerson-Tull.

On 30 November 2004 Arcelor and the Duferco group signed a draft agreement for the purchase by Duferco of the 40% participation held by Arcelor in Carsid (Belgium, Flat Carbon Steel). This transaction was finalised on 15 December 2004.

Finally, within the framework of a general reorganisation of the structure and shareholdings of the Gonvarri group during the final quarter of 2004, Arcelor sold 25% of its participation and reduced its interest from 60% to 35%. These transactions included, in particular, the transfer of 36.05% in Gonsider SL by Aceralia as well as the contribution by Usinor of its participation of 30% in Gonvarri Industrial in Holding Gonvarri. From the completion of these transactions only Arcelor S.A. participates in the Gonvarri group.

3.2 Fair values and cash flows from acquisitions and disposals

3.2.1 Fair value of the net assets acquired

in EUR million	2005	2004
Intangible assets	14	3
Tangible assets	1,065	2,570
Interests in companies accounted for using the equity method	7	—
Other investments	27	62
Debtors and financial assets (commercial and other)	379	290
Inventories	280	248
Cash and cash equivalents	176	257
Net deferred tax liabilities	(91)	(345)
Interest-bearing loans	(465)	(631)
Provisions for pensions and similar benefits	(2)	—
Other provisions	(58)	(50)
Creditors (suppliers and others)	(243)	(175)
Minority interest	(589)	(624)

Fair value of net assets acquired	500	1,605

Elimination of the contribution of companies previously accounted for using the equity method (note 6)	(204)	(504)
Net positive goodwill (+) / negative goodwill (-)	11	(78)
Revaluation of interests previously held	(71)	(186)
Total acquisition costs	236	837
Cash and cash equivalents acquired	(176)	(257)
Amounts paid during prior periods	—	(74)
Amounts to be paid in subsequent periods	(117)	(204)

OUTFLOWS (+) / INFLOW (-) RESULTING FROM ACQUISITIONS	(57)	302

2005 Acquisitions

With respect to Acesita, the determination of the fair value of the identifiable assets and liabilities acquired was completed at the time of the full integration of Acesita (1 October 2005). However, the fair value exercise is not complete as at 31 December 2005, and remains subject to potential modification until 30 September 2006. The fair value of the net assets acquired is EUR 396 million, less the acquisition price (EUR 150 million) and the amount previously accounted for by using the equity method (at the end of September 2005 of EUR 204 million). This resulted in a positive goodwill of EUR 29 million, as well as an equity impact of EUR 71 million due to the revaluation of the historical participation (27.68%).

In order to reconcile the cash flows associated with the acquisition the consideration paid by the Group in 2005 associated with Acesita was EUR 68 million. This is determined on the basis of the acquisition price of EUR 150 million, the amount to be paid in 2006 of EUR 50 million and the net cash acquired in Acesita of EUR 168 million.

With respect to Arcelor Huta Warszawa, the fair value of the identifiable assets and liabilities acquired on 1 September 2005 amounts to EUR 96 million. Given an acquisition price of EUR 77 million, the purchase accounting led to a negative goodwill of EUR 19 million.

The cash loss of EUR 2 million associated with the Huta acquisition corresponds to the payment made by the Group of EUR 77 million, reduced by the amount of EUR 67 million to be paid in 2007 and the net cash and cash equivalents acquired of EUR 8 million.

2004 Acquisitions

The CST acquisition has been recorded as a stepped acquisition in accordance with the requirements of IFRS 3. The fair value exercise in respect of the identifiable assets and liabilities acquired was completed as at 1 October 2004, being the date from which CST was fully consolidated in the Group financial statements. The fair value of the net assets acquired was EUR 1,385 million, reduced by the acquisition price of EUR 721 million and by the contribution previously recorded under the equity method (at the end of September 2004 of EUR 504 million) giving goodwill of EUR 160 million. This goodwill, calculated on the total interests of the Group, comprises:

-	negative goodwill of EUR 37 million for the acquisitions made prior to the Group obtaining control ;

-	a revaluation of the fair value of the historical participation.

Considering the purchase of interests after control had been obtained the revaluation of equity rose to EUR 123 million. In order to reconcile the cash flows associated with the acquisition the consideration paid by the Group in 2004 associated with CST was EUR 418 million. This is determined on the basis of the acquisition price of EUR 721 million, the amount to be paid in 2005 to JFE, the other Japanese shareholders and CSI of EUR 162 million and the net cash acquired in CST of EUR 141 million.

With respect to Acindar, the fair value of the identifiable assets and liabilities acquired at 1 May 2004 was EUR 220 million, corresponding to the share of Belgo-Mineira in Acindar. With an acquisition price of EUR 116 million (options of conversion into shares related to the warrants for EUR 32 million being an intra-group transaction), a goodwill of EUR 104 million was determined, being analysed as follows:

-	negative goodwill of EUR 41 million, the Group’s share on acquisition at 1 May 2004 being EUR 21 million;

-

a revaluation of the historical participation to the fair value and a negative goodwill recorded in shareholders’ equity relating to the conversion of the warrants (dilution of minority) totaling EUR 63 million, of which the Group share was EUR 35 million.

The positive cash receipt to the Group of EUR 116 million associated with the Acindar acquisition corresponds to the net cash and cash equivalents held by Acindar as at 1 May 2004 as reduced by the payments made by the Group of EUR 74 million in previous years and the obligation to make further payments in the form of annual installments, totalling EUR 42 million per annum, through to 2011.

3.2.2 Carrying amount of the net assets disposed

In EUR million	2005	2004
Intangible assets	—	2
Tangible assets	184	168
Interests in companies accounted for using the equity method	—	211
Other participants	1	14
Debtors and financial assets (commercial and other)	157	328
Inventories	61	246
Cash and cash equivalents	76	48
Net deferred tax liabilities	(13)	(4)
Interest-bearing loans	(28)	(207)

Provisions for pensions and similar benefits	(3)	(24)
Other provisions	(5)	(8)
Creditors (suppliers and others)	(189)	(339)

Carrying amount of assets disposed of (2)	241	435

DISPOSAL PRICE (1)	331	515

PROFIT ON DISPOSAL (1) - (2)	90	80

Cash and cash equivalents disposed of	—	(5)
Repayment of debts towards companies disposed of	—	(11)
To be received in subsequent periods	—	(40)

INFLOW RESULTING FROM DISPOSALS	331	459

Note 4 - Intangible assets

31 December 2005, in EUR million	Goodwill on acquisition	Concessions, patents, licenses and similar rights	Other	TOTAL
Gross opening balance	265	227	257	749
Acquisitions	33	21	9	63
Disposals	—	(6)	(1)	(7)
Changes in consolidation scope*	—	14	6	20
Foreign exchange differences	(8)	5	1	(2)
Transfers and other movements	—	(3)	6	3

GROSS CLOSING BALANCE	290	258	278	826

Opening cumulative amortisation and impairments	(242)	(168)	(182)	(592)
Acquisitions and disposals	—	6	1	7
Changes in consolidation scope*	—	—	(2)	(2)
Impairment	—	—	—	—
Amortisation charge	—	(29)	(11)	(40)
Foreign exchange differences	8	1	(1)	8
Transfers and other movements	—	—	(14)	(14)

CLOSING CUMULATIVE AMORTISATION AND IMPAIRMENT	(234)	(190)	(209)	(633)

OPENING NET BOOK VALUE	23	59	75	157

CLOSING NET BOOK VALUE	56	68	69	193

*	Change in consolidation scope refers to acquisitions through business combinations as well as disposals of subsidiaries.

31 December 2004, in EUR million	Goodwill on acquisition	Concessions, patents, licenses and similar rights	Other	TOTAL
Gross opening balance	(766)	239	228	(299)
First time adoption of IFRS 3	1,032	—	—	1,032

Gross opening balance - restated	266	239	228	733

Acquisitions	—	26	45	71
Disposals	—	(40)	—	(40)

Changes in consolidation scope*	—	(6)	2	(4)
Foreign exchange differences	(1)	(1)	—	(2)
Transfers and other movements	—	9	(18)	(9)

GROSS CLOSING BALANCE	265	227	257	749

Opening cumulative amortisation and impairment	121	(175)	(198)	(252)
First time adoption of IFRS 3	(356)	—	—	(356)

Gross opening balance - restated	(235)	(175)	(198)	(608)

Acquisitions and disposals	—	40	—	40
Changes in consolidation scope*	—	7	4	11
Impairment	(12)	—	—	(12)
Amortisation charge	—	(34)	(8)	(42)
Foreign exchange differences	2	—	—	2
Transfers and other movements	3	(6)	20	17

CLOSING CUMULATIVE AMORTISATION AND IMPAIRMENT	(242)	(168)	(182)	(592)

OPENING NET BOOK VALUE	(645)	64	30	(551)

CLOSING NET BOOK VALUE	23	59	75	157

*	Change in consolidation scope refers to acquisitions through business combinations as well as disposals of subsidiaries.

Analysis of net goodwill on acquisitions 2005

In EUR million	Net value 2004	Acquisitions	Net Value 2005
Usinor / S3P	8	—	8
Arcelor Profil	3	—	3
Galtec	3	—	3
Haironville Portugal	2	—	2
Belgo Siderurgia /Dedini	5	—	5
Arcelor Projects Spiral Mill	—	1	1
Acesita	—	29	29
Asturia de Perfiles	—	3	3
Other	2	—	2

TOTAL	23	33	56

Analysis of net goodwill on acquisitions 2004

In EUR million	Net value 2003	Impairment	Other	Net value 2004
Usinor / S3P	8	—	—	8
Avis Steel	1	—	(1)	—
Arcelor Profil	3	—	—	3
Galtec	3	—	—	3
Weha Edelstahl	2	—	(2)	—
CFA	10	(10)	—	—
Haironville Portugal	2	—	—	2
Belgo Siderurgia / Dedini	—	—	5	5
Trefilados Mexico	2	(2)	—	—
Other	—	—	2	—

TOTAL	31	(12)	4	23

Note 5 - Property, plant and equipment

31 December 2005, in EUR million	Land and building	Plants and machinery	Prepayments and fixed assets under construction	Other	Total
Gross opening balance	3,510	15,219	1,024	736	20,489
Acquisitions	47	139	1,825	29	2,040
Disposals	(62)	(263)	(5)	(112)	(442)
Changes in consolidation scope*	323	386	9	(18)	700
Foreign exchange differences	205	811	105	36	1,157
Transfers and other	163	707	(872)	144	142

GROSS CLOSING BALANCE	4,186	16,999	2,086	815	24,086

Opening cumulative depreciation and impairment	(1,123)	(7,675)	(1)	(460)	(9,259)
Disposals	23	224	—	113	360
Changes in consolidation scope*	40	124	—	18	182
Impairment	(1)	96	1	(19)	77
Depreciation charge	(128)	(1,063)	—	(75)	(1,266)
Foreign exchange differences	(57)	(286)	—	(19)	(362)
Other	(64)	105	—	(92)	(51)

CLOSING CUMULATIVE DEPRECIATION AND IMPAIRMENT	(1,310)	(8,475)	—	(534)	(10,319)

OPENING NET BOOK VALUE	2,387	7,544	1,023	276	11,230

CLOSING NET BOOK VALUE	2,876	8,524	2,086	281	13,767

*	Change in consolidation scope refers to acquisitions through business combinations as well as disposals of subsidiaries.

31 December 2004, in EUR million	Land and building	Plants and machinery	Prepayments and fixed assets under construction	Other	Total
Gross opening balance	3,152	12,930	780	703	17,565
Acquisitions	103	284	917	49	1,353
Disposals	(79)	(463)	(37)	(89)	(668)
Changes in consolidation scope*	288	2,047	189	67	2,591
Foreign exchange differences	(46)	(241)	(20)	(9)	(316)
Transfers	92	662	(805)	15	(36)

GROSS CLOSING BALANCE	3,510	15,219	1,024	736	20,489

Opening cumulative depreciation and impairment	(1,043)	(7,129)	(15)	(431)	(8,618)
Disposals	52	417	13	79	561
Changes in consolidation scope*	13	(167)	3	(34)	(185)
Impairment	(3)	(20)	(1)	—	(24)
Depreciation charge	(144)	(880)	(1)	(104)	(1,129)
Foreign exchange differences	16	75	—	6	97
Other	(14)	29	—	24	39

CLOSING CUMULATIVE DEPRECIATION AND IMPAIRMENT	(1,123)	(7,675)	(1)	(460)	(9,259)

OPENING NET BOOK VALUE	2,109	5,801	765	272	8,947

CLOSING NET BOOK VALUE	2,387	7,544	1,023	276	11,230

*	Change in consolidation scope refers to acquisitions through business combinations as well as disposals of subsidiaries.

At 31 December 2005 the gross value of capitalised finance leases is EUR 178 million (2004: EUR 131 million) and the net value of finance leases amounted to EUR 120 million (2004: EUR 85 million).

Tangible fixed assets with a carrying value of EUR 212 million have been pledged as guarantees of financial debt (2004: EUR 279 million).

The acquisitions of EUR 2,040 million in 2005 include assets with a cost of EUR 141 million with the exclusive objective of preventing, reducing or repairing damage to the environment. These environmental investments relate primarily to the reduction of emissions to the atmosphere (dust and gas).

Note 6 - Investments in companies accounted for using the equity method

in EUR million	Value accounted for using the equity method	Net goodwill	Total
BALANCE AT 31 DECEMBER 2004	1,322	44	1,366
Acquisitions	16	—	16
Disposals	(47)	—	(47)
Profit for the year	317	—	317
Dividends paid	(95)	—	(95)
Changes in consolidation percentage (note 3)	(160)	(44)	(204)
Foreign exchange differences	91	—	91
Increase in capital	34	—	34

BALANCE AT 31 DECEMBER 2005	1,478	—	1,478

The primary investments in associated companies and jointly controlled entities at December 31, 2005 and 2004 are as follows:

in EUR million	% holding at year end 2005	Total assets as at 31 December 2005	Share in profit as at 31 December 2005	% holding at year end 2004	Total assets as at 31 December 2004	Share in profit as at 31 December 2004
Associated companies
FLAT CARBON STEEL
CST (Brazil)	—	—	—	—	—	130
Gestamp (Spain)	35.0%	169	18	35.0%	129	20
Gonvarri Industrial (Spain)	35.0%	115	22	35.0%	96	34
CLN (Italy)	35.0%	84	2	35.0%	70	2
Holding Gonvarri SRL (Spain)	35.0%	79	—	35.0%	92	2
Borcelik (Turkey)	40.3%	60	3	40.3%	54	12
Cia Hispano-Brasileira de Pelotizacao (Brazil)	49.1%	30	22	49.1%	19	7
Dosol Galva (Canada)	20.0%	28	11	20.0%	13	—

STAINLESS STEELS
Acesita (Brazil)	—	—	47	27.7%	153	32

LONG CARBON STEEL
Usina Hidrelectrica Guilman Amorim (Brazil)	51.0%	14	11	51.0%	2	6

LME (France)	34.0%	12	(10)	34.0%	30	14
Societe Nationale de Siderurgie (Morocco)	7.5%	10	1	7.5%	11	2
San Zeno Acciai-Duferco (Italy)	49.9%	9	—	49.9%	9	—

OTHER ACTIVITIES
DHS Group (Germany)	51.3%	563	161	51.3%	394	61
Groupe Atic (France)	42.4%	27	5	42.3%	22	4
Soteg (Luxembourg)	20.0%	25	2	20.0%	24	2
Various associated companies	0.0%	76	6	0.0%	51	32

Jointly controlled entities
LONG CARBON STEEL
TrefilARBED Kiswire (Korea)	50.0%	96	5	50.0%	78	8
Aquarius (Brazil)	0.0%	—	—	50.0%	47	—

A3S (ARCELOR STEEL SOLUTIONS & SERVICES)
Traxys SA (Luxembourg)	50.0%	34	8	50.0%	27	7
Various jointly controlled entities	0.0%	47	3	0.0%	45	38

TOTAL	—	1,478	317	—	1,366	413

The primary investments in associated companies and jointly controlled entities at 31 December 2003 are as follows:

in EUR million	Share in profit (loss) as at 31 December 2003
CST	81
Group DHS	2
Acesita	(25)
Group Gonvarri	29
MEQ (Group CSBM)	13
MEQ (Group Aceralia)	8
TFA Korea	7
Group Condessa	3
Borcelik Celik	8
Gestamp	7
Others	7

TOTAL	140

Note 7 - Other investments and financial assets available for sale

	Shares in affiliated companies			Participating interests			Other securities			Total
in EUR million	Gross value	Imp.	Net value	Gross Value	Imp.	Net value	Gross value	Imp.	Net value	Gross value	Imp.	Net value
BALANCE AT 31 DECEMBER 2004	632	(314)	318	164	(84)	80	183	(53)	130	979	(451)	528
Acquisitions	42	—	42	3	—	3	145	—	145	190	—	190
Disposals	(49)	42	(7)	(64)	41	(23)	(52)	—	(52)	(165)	83	(82)
Increase in capital	11	—	11	3	—	3	—	—	—	14	—	14
Changes in consolidation scope	(81)	19	(62)	(5)	—	(5)	21	(1)	20	(65)	18	(47)
Impairment	—	(6)	(6)	—	1	1	—	(1)	(1)	—	(6)	(6)
Foreign exchange differences	9	(6)	3	—	—	—	10	(2)	8	19	(8)	11
Other movements	(9)	8	(1)	(1)	—	(1)	50	(3)	47	40	5	45

BALANCE AT 31 DECEMBER 2005	555	(257)	298	100	(42)	58	357	(60)	297	1,012	(359)	653

The primary activities during the year ended December 31, 2005 consisted of the following:

The main acquisition of the year ended December 31, 2005 is the acquisition of 5.07% (Other securities) in the capital of Erdemir, the value of the shares held being EUR 138 million at 31 December 2005.

The main liquidations of the year ended December 31, 2005 relate to Circuit Foil U.K. (EUR 16 million in participating interests, fully impaired) and Tuberie de Differdange (EUR 15 million, also fully impaired).

The main capital increases of the year ended December 31, 2005 relate to the companies ARCELOR Technologies España (EUR 3 million, shares in affiliated) and IUP Jindal Metals & Alloys (EUR 3 million, shares in affiliated).

The most significant changes in consolidation scope are:

•	the scope reduction related to of Performa, Agrinsa, Impeco, Acindar do Brasil and Acindar Uruguay, due to their consolidation for the first time in the sub-group Acindar (impact of EUR -33 million)

•	the entry of Aços Villares due to the full integration of Acesita (EUR 22 million before fair value adjustment)

•	the entry of US Matthey LLC (EUR 5 million) following the deconsolidation of this company

•	the entry of shares and participating interests (EUR 7 million) held by Arcelor Huta Warszawa, consolidated in the current year

•	the internal restructuring taking place within the companies Arcelor Construction France and Arcelor Steel Services Centers (EUR -33 million).

Finally, other movements during the year ended December 31, 2005 include the revaluation of other investments and financial assets available for sale at fair value. The main change in fair value relates to the Erdemir shares (EUR +30 million).

The breakdown of movements by type of portfolio (shares and participating interests at cost, shares and participating interests at fair value) is as follows:

in EUR million	31 Dec. 2004	Acq. Disp.	Increase in capital	Changes in consolid. scope	Net impairment	Fair value adjust- ments	Foreign exchange diff.	Other	31 Dec. 2005
Shares and participating interests at cost	512	—	14	(69)	(6)	—	11	13	475
Gross value	963	(83)	14	(87)	—	—	19	8	834
Impairment	(451)	83	—	18	(6)	—	(8)	5	(359)

Shares and participating interests at fair value	16	108	—	22	—	32	—	—	178
Fortis	16	—	—	—	—	5	—	—	21
Erdemir	—	108	—	—	—	30	—	—	138
Acos Villares	—	—	—	22	—	(3)	—	—	19

TOTAL	528	108	14	-47	-6	32	11	13	653

The revaluation of shares and participating interests at fair value (EUR +32 million) is recorded net of tax in shareholders’ equity (EUR +24 million), for the year ended December 31, 2005.

Note 8 - Receivables and other financial assets

Receivables associated with investments, loans and other financial assets

in EUR million	Gross Value	Depreciation	Net Value
BALANCE AT 31 DECEMBER 2004	824	(140)	684
Increase	130	—	130
Repayments	(247)	37	(210)
Impairments	—	9	9
Changes in consolidation scope	57	—	57
Other movements	8	(10)	(2)
Foreign exchange differences	93	(3)	90

BALANCE AT 31 DECEMBER 2005	865	(107)	758

in EUR million	2005	2004
Siderurgica Anon loans	18	41
Allegheny Technologies loans	29	30
Bagoeta SL loans	—	57
Carsid loans	36	45
SODISID loans	15	9
SODISID securitisation	—	21
Guarantee deposits	200	141
Revaluation of interest rate hedge instruments (Note 25)	63	86
Revaluation of raw material hedge instruments (Note 25)	38	—
Net assets related to funded obligations	33	26
Other	326	228

TOTAL	758	684

Note 9 - Inventories

Inventories are detailed below, distinguishing between those held at historic cost and those carried at fair value less costs to sell.

At 31 December 2005 inventories are valued as follows:

in EUR million	Inventories at historic cost	Inventories at fair value less costs to sell	Total
Raw materials and stock	1,056	1,974	3,030
Work in progress	900	687	1,587
Finished goods	575	1,800	2,375
Contracts in progress	98	—	98
Spares	68	395	463
Advances and prepayments on orders	27	—	27

TOTAL	2,724	4,856	7,580

At 31 December 2004 inventories are valued as follows:

in EUR million	Inventories at historic cost	Inventories at fair value less costs to sell	Total
Raw materials and stock	969	1,807	2,776
Work in progress	689	808	1,497
Finished goods	485	1,527	2,012
Contracts in progress	88	—	88
Spares	48	361	409
Advances and prepayments on orders	19	—	19

TOTAL	2,298	4,503	6,801

Impairments made in order to value inventories at their fair value less costs to sell amount to EUR 618 million at 31 December 2005 (2004: EUR 560 million).

Note 10 - Trade receivables

in EUR million	2005	2004
Gross amount	3,862	3,889
Provisions for doubtful accounts	(146)	(132)

TOTAL	3,716	3,757

Note 11 - Other receivables

in EUR million	2005	2004
Other advance payments to public authorities	535	430
Revaluation of exchange rate hedge instruments (Note 25)	172	45
Revaluation of raw material hedge instruments (Note 25)	56	48
Prepaid expenses	57	61
Other receivables	691	662

TOTAL	1,511	1,246

Note 12 - Cash and cash equivalents

in EUR million	2005	2004
Money market funds	2,654	2,298
Cash at bank and in hand	1,481	1,392
Short term bank deposits	510	353

TOTAL	4,645	4,043

Note 13 - Equity

13.1 - Issued capital and share premium

At 31 December 2005, subscribed capital comprises 639,774,327 ordinary shares without face value, issued, fully paid up and representing EUR 3,198,871,635. The share premium amounts to EUR 5,396,604,061.

The authorised share capital comprises 1,000,000,000 shares and amounts to EUR 5 billion.

There were no changes in capital, share premium and authorised share capital during the year 2005.

Evolution of the number of shares in issue

Number of shares
December 31, 2002	532,366,409

Capital Increase	674,387

31 December 2003	533,040,796

Capital increase	106,733,531

31 December 2004	639,774,327

31 December 2005	639,774,327

13.2 - Foreign currency translation reserve

The movements in exchange differences for the year ended December 31, 2005 of EUR 552 million (2004: EUR -95 million and 2003; EUR -71 million) are primarily due to the appreciation of the US Dollar and the Brazilian Real compared to the EUR. The movements in exchange differences for the year ended December 31, 2004 are primarily due to the effects of the depreciation of the US dollar compared to the EUR, together with the termination of the hedging of the investments in the Group’s Brazilian interests, that adopt the US dollar as their functional currency, with US dollar denominated debt.

13.3 - Other consolidated reserves

Other consolidated reserves amount to EUR 6,504 million (2004: EUR 2,955 million) and mainly contain the profit attributable to the equity holders of the parent company of EUR 3,846 million (2004: EUR 2,290 million).

13.4 - Share option plan

Arcelor has established three share option plans, the features of which are as follows:

	Third plan established on 30 June 2005	Second plan established on 30 June 2004	First plan established on 30 June 2003
Number of shares granted at 31 December 2005	1,135,000	1,202,663	1,320,863
Exercise price (in EUR)	16.17	13.11	9.67
Maturity date	June 30, 2012	June 30, 2011	June 30, 2010
Price of the underlying at the date of grant (in EUR)	16.22	13.35	9.81
Historical volatility (in %)	35.25	31.8	46.2
Dividends (in EUR)	0.6	0.4	0.4
Interest rate (in %)	2.925	4.1	3.5

The option pricing model used for these three plans is the binomial model.

Furthermore, the beneficiaries of the Usinor share option plan established on 7 March, 2000 and covering 2,380,000 shares have the possibility of converting their Usinor shares into Arcelor shares. The maturity date of this plan is 7 April 2007. The exercise price is EUR 15.24 and the number of options issued at 31 December 2005 is 1,017,150.

The movements in the number of outstanding share options during the year were as follows:

Number of share options	2005	2004	2003
Options at the beginning of year	4,723,824	4,679,500	3,465,400
Options granted during year	1,145,000	1,249,224	1,300,000
Options forfeited accepted during year	(10,000)	—	—
Options exercised during year	(974,950)	(957,200)	—
Options expired during year	(208,198)	(247,700)	(85,900)

OPTIONS AT THE END OF YEAR	4,675,676	4,723,824	4,679,500

Pursuant to the new standard IFRS 2 Share-based payments, plans granted after 7 November 2002 are subject to specific valuations by the Group since 1 January 2005. The two Arcelor plans, granted on 30 June 2003 and 30 June 2004 have crystallised, in this context, a charge direct to equity of EUR 2.66 million on 1 January 2005. The charge to the result in 2005 associated with these plans as well as the third plan established on 30 June 2005 amounts to EUR 3.59 million. The charge to the result in 2003 associated with these plans was zero.

13.5 - Own shares

Number of share options	Number of shares	Value (in EUR million)
31 December 2002	54,667,232	756

Acquisitions	511,715	4
Disposals	(534,158)	(4)

31 December 2003	54,644,789	756

Acquisitions	1,251,818	19
Disposals	(29,094,200)	(408)

31 December 2004	26,802,407	367

Acquisitions	8,189,502	147
Disposals	(15,220,613)	(247)

31 December 2005	19,771,296	267

13.6 - Dividends

The Board of Directors will propose a gross dividend of EUR 1.20 per share which will be paid on 28 May 2006. These financial statements do not reflect this dividend which has been subject to the approval of the shareholders at the annual general meeting to be held on 28 April 2006.

13.7 - Control over Acesita, CST and Acindar

In accordance with IFRS 3, the assets and liabilities of Acesita held at the time when the Group obtained control in 2005 over this company were revalued at fair value. Thus, the consolidated shareholders’ equity increased by EUR 42 million (2004: on group level EUR 158 million which relates to CST by EUR 123 million and Acindar by EUR 35 million).

Note 14 - Earnings per share

The basic earnings per share are calculated by dividing the net profit (Group share) by the weighted average number of shares in issue during the period, excluding the average number of ordinary shares purchased and held by the Group.

	2005	2004	2003
Net profit (Group share in EUR million)	3,846	2,290	242

Number of ordinary shares in issue	639,774,327	578,365,994	533,040,796
Weighted average number of own shares	(25,707,728)	(34,581,269)	(54,762,128)

Weighted average number of shares used in the calculation of basic earnings per share	614,066,599	543,784,725	478,278,668

Earnings per share (in EUR)	6.26	4.21	0.51

The diluted earnings per share are calculated by taking the financial instruments giving access to the capital of the Company, whether they are issued by the Company itself or by one of its subsidiaries. The dilution is calculated, instrument-by-instrument, taking into account the conditions existing at the balance sheet date, and excluding anti-diluting instruments. Furthermore, the net profit is adjusted so as to eliminate the financing charge net of tax corresponding to the diluting instruments.

When funds are collected in the context of the exercise of rights (subscription coupons and options) they are first applied to the purchase of shares at market price if this is above the exercise price of the right.

In each case, funds are taken into account on a pro-rata basis in the year of issue of the diluting instrument and on the first day of the following financial year.

	2005	2004	2003 *
Net profit (Group share in EUR million)	3,846	2,290	242
Elimination of interest expense, net of tax, of convertible debt instruments (OCEANE)	19	36	—
Elimination of charge associated to stock option plans, net of tax	3	—	—

Net profit used for the calculation of diluted earnings per share (in EUR million)	3,868	2,326	242

Weighted average number of shares outstanding	614,066,599	543,784,725	478,278,668
Adjustment for assumed conversion of convertible debt instruments (OCEANE) and for assumed exercise of stock option plans	41,051,425	69,606,407	—

Weighted average number of shares issue, used for the calculation of diluted earnings per share	655,118,024	613,391,132	478,278,668

Diluted earnings per share (in EUR)	5.90	3.80	0.51

*	For 2003 the impact of convertible debt instruments (OCEANE) has been excluded from the calculation of diluted earning per share because their impact would be anti-dilutive.

Note 15 - Minority interests in equity

In the year ended 31 December 2005 minority interests increased by EUR 1,109 million, including EUR 602 million relating to changes in the consolidation scope, in particular Acesita (EUR 568 million). The share of the minority of the 2005 result contributed to an increase in the minority interest of EUR 432 million.

In the year ended 31 December 2004 minority interest increased by EUR 685 million, including EUR 376 million relating to changes in the consolidation scope, primarily CST (EUR 511 million), Acindar (EUR 113 million) and Aceralia (EUR -158 million). The share of the minority of the 2004 result also contributed to an increase in the minority interest of EUR 403 million.

In the year ended 31 December 2003 minority interests increased by EUR 69 million, notably due to the inclusion of the result of the minority in the 2003 result (EUR 159 million). This increase was partially offset by dividend payments to minorities (EUR 37 million) and purchases of minority interests (EUR 87 million).

Note 16 - Interest-bearing liabilities

in EUR million	2005	2004
Convertible debenture loans	709	698
Non-convertible debenture loans	2,090	2,420
Amounts owed to credit institutions	1,016	786
Amounts owed on fixed assets held under finance leases	126	82
Fair value of conversion option relating to convertible debenture loan (Note 25)	168	124
Fair value of interest rate hedge instrument (Note 25)	—	2
Borrowings and other financial debt	232	366

LONG TERM BORROWINGS	4,341	4,478

Short term element of convertible debenture loans	—	484
Short term element of non-convertible debenture loans	130	115
Amounts owed to credit institutions	331	187
Commercial paper	504	487
Current bank borrowings	92	178
Amounts owed on fixed assets held under finance leases	15	8
Accrued interest payable	62	92
Fair value of interest rate hedge instrument (Note 25)	—	12
Borrowings and other financial debt	489	730

SHORT TERM BORROWINGS	1,623	2,293

16.1 - Convertible debenture loans

On 1 January 2005 Arcelor completed the redemption of the OCEANE 2005 3.875% debenture loan, falling due on the same day.

Following the revised version of IAS 32 and its retrospective application (refer to Note 1), the fair value as at 1 January 2003 of the equity conversion option relating to the OCEANE 2017 3% debenture loan is reclassified by EUR 70 million from shareholders’ equity to interest-bearing liabilities. This option is restated each year end at its fair value (Note 22).

16.2 - Breakdown by currency (excluding short term debt)

in EUR million	2005	%	2004	%
Euro	3,497	81	3,466	77
US dollar	568	13	695	16
Brazilian Real	263	6	272	6
Other	13	—	45	1

TOTAL	4,341	100	4,478	100

16.3 - Breakdown by maturity (excluding short term debt)

in EUR million	2005	2004
2006	—	618
2007	336	217
2008	839	893
2009	286	244
2010	780	—
After more than 5 years	2,100	2,506

TOTAL	4,341	4,478

16.4 - Interest rates

a) Long term debts

Variable interest rates on borrowings are primarily indexed to EURIBOR and LIBOR. When hedging instruments are in place to convert fixed to variable rates the borrowings are recorded as variable rate loans.

16.5 - Detail of main individual long-term loans

in EUR million	2005	2004
Arcelor Finance
Debenture loan 5.375% 1998/2006 (EUR 62 million)	—	62
Debenture loan 6.385% 2003/2015 (USD 120 million)	103	91
Debenture loan 3.395% 2004/2009 (EUR 100 million)	100	100
Debenture loan 5.125% 2003/2010 (EUR 600 million)	619	621
Debenture loan 6.125% 2001/2008 (EUR 600 million)	625	640
Debenture loan 5.50% 2004/2014 (EUR 100 million)	108	107
Debenture loan 4.625% 2004/2014 (EUR 500 million)	495	494
Debenture loan 2005/2020 (USD 11 million)	8	—
EURIBOR loan 3 months 2002/2006	—	9
EURIBOR loan 3 months 2005/2011 (EUR 97 million)	97	—
Loan 3.94% 2005/2009 (EUR 53 million)	53	—
EURIBOR loan 3 months 2005/2010 (EUR 30 million)	30	—
EURIBOR loan 3 months 2005/2010 (EUR 35 million)	35	—
Loan 4.67% 2001/2011 (EUR 47 million) *	31	—
Loan 5.36% 2002/2012 (EUR 73 million) *	58	—
Loan 5.01% 2002/2010 (EUR 5 million) *	3	—
Loan 4.01% 2003/2011 (EUR 5 million) *	4	—
Loan 5.56% 1995/2009 (EUR 25 million) **	9	—
Loan 5.45% 1995/2009 (EUR 25 million) **	9	—
Loan 6.4% 2001/2011 (EUR 58 million)	32	40
Issue of transferable securities - EURIBOR 3 months 2003/2008 (EUR 80 million)	79	80
Loan 4.06% 2003/2008	14	21
EURIBOR loan 3 months 2000/2013 (EUR 100 million)	83	94
Other loans	36	53

SUB-TOTAL	2,631	2,412

Arcelor
Convertible debenture loan 3% 2002/2017	836	787

Usinor
Debenture loan 7.25% (USD 300 million) 1996/2006	—	235

Arbed
EURIBOR loan 2000/2007	20	30
EURIBOR loan 3 months 2000/2006	—	70
Loan 5.06% 2001/2011 (AIS Finance)*	—	112

Belgo Siderurgia
TJLP debenture loan 1998/2010 (BRL 97 million) - BMP	23	22
IGPM debenture loan 2003/2011 (BRL 93 million) - BMPS	—	20

in EUR million	2005	2004
LIBOR loan 2003/2006 (BRL 60 million) - Belgo	—	7
IGPM debenture loan 2003/2017 (BRL 29 million) BMPS	—	7
Convertible debenture loan 2004/2012 (USD 47 million) - Acindar	41	35
TC+4% loan 2003/2009 (ARS 100 million) - Acindar	—	24
TJLP debenture loan 1997/2009 (BRL 13 million)	5	—
TJLP debenture loan 1997/2009 (BRL 20 million)	7	—
IGPM debenture loan 1999/2017 (BRL 13 million)	5	—

CST
TJLP loan 2000/2010 (BRL 221 million - 2004 : BRL 264 million)	65	44
TJLP loan 2000/2007 (BRL 149 million)	—	14
TJLP loan 2003/2013 (BRL 79 million - 2004 : BRL 104 million)	23	25
LIBOR loan 2003/2013 (USD 99 million)	—	51
LIBOR loan 2005/2017 (USD 51 million)	42	29
LIBOR loan 2005/2016 (USD 70 million)	57	—
LIBOR loan 2005/2017 (USD 11 million)	9	—
Debenture loan 2005/2014 (USD 19 million)	15	—

Vega do Sul
Libor loan 2002/2014 (USD 46 million - 2004 : USD 50 million)	35	34
Libor loan 2002/2012 (USD 2 million - 2004 : USD 100 million)	—	63
TJLP loan 2002/2011 (BRL 281 million - 2004 : BRL 280 million)	82	77

Acesita
“Pre-Export” loan 2003/2010 (USD 50 million)	36	—
“Pre-Export” loan 2003/2011 (USD 50 million)	41	—
“Pre-Export” loan 2003/2007 (USD 15 million)	9	—
“Pre-Export” loan 2004/2007 (USD 10 million)	8	—
“Pre-Export” loan 2004/2009 (USD 14 million)	12	—
“Pre-Export” loan 2004/2007 (USD 10 million)	8	—
TJLP loan 2005/2010 (BRL 32 million)	9	—
Other loans	322	380

TOTAL	4,341	4,478

*	These loans have been transferred from Arbed to Arcelor Finance in 2005.
**	These loans have been transferred from “other loans” to Arcelor Finance in 2005.

Note 17 - Employee benefits

17.1 – Introduction

The majority of the companies included in the Arcelor consolidation scope are European and Brazilian entities. According to the laws and regulations in effect in these countries, additional benefits can be granted to staff.

When complementary benefits provided to employees give rise to a future commitment of the Group, a provision is calculated based on actuarial valuation methodology. The Group uses independent actuaries to calculate the amounts of these commitments. Moreover, an independent firm is responsible for the coordination and supervision of all these actuarial calculations for the Group.

In order to reflect the evolution of the expected rate on debenture loan return in 2005, the Group decided to reduce its discount rate for the euro area from 5% to 4.5%.

The resulting actuarial loss (EUR 131 million) has been accounted for in line with the corridor policy and is included in the caption “Unrecognised actuarial gains or losses”.

Some subsidiaries have determined to cover partly or completely their retirement obligations through contracts with external insurance providers where such hedging is compulsory (funded obligations). External policies are evaluated by independent actuaries.

The difference between the current value of such commitments and that of the external insurance policies designed to cover such commitments (EUR 196 million in total, including all benefits) represents the net liability of the Group in relation to such benefit schemes. This does not represent an overall funding shortfall, but rather, in almost all cases, financing options entered into by the subsidiaries.

At the end of the year 2005, the Group passed part of its commitments for the pension arrangements in France to an external insurer (complementary pension plan IRUS).

17.2 - Financial information

17.2.1 - Detail of the provisions by type of commitment

Pre-retirement plans have been reclassified to the balance sheet caption “Provisions for termination benefits” (note 18).

Provisions for pension and other benefits are analysed as follows:

Detail of the provisions for pension and other benefits

in EUR million	2005	2004
Complementary pension plans	979	1,196
Leaving compensation	374	379
Private medical insurance	25	26
Work medals	53	51

TOTAL PROVISION FOR PENSION PLANS AND SIMILAR BENEFITS	1,431	1,652

Charges in the year associated with these additional benefits granted to staff (excluding the interest charge linked to the discounting of commitments and to the discounted return on assets) are disclosed within the caption “Staff costs” in the income statement, as detailed at note 21.

17.2.2 – Pensions

	France		Belgium		Germany		Luxembourg		Brazil		United States		Others		Total
in EUR million	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Financial assets
Opening balance	19	19	284	294	7	7	1	1	218	24	12	68	57	47	598	460
Actual return on plan assets	2	—	14	8	—	—	—	—	84	24	—	1	3	6	103	39
Actuarial (gains) / losses	1	—	7	—	—	—	—	—	7	—	—	—	3	—	18	—
Additional funding	8	—	27	26	2	1	—	—	12	6	—	4	—	2	49	39
Sub-total: Net present value of funded
Benefits paid out	—	—	(25)	(24)	—	(1)	—	—	(13)	(4)	(1)	(2)	(4)	(2)	(43)	(33)
Acquisitions/disposals/settlements	—	—	(1)	—	—	—	—	—	(52)	—	—	(59)	—	—	(53)	(59)
Changes in consolidation scope	—	—	—	(20)	—	—	—	—	66	186	—	—	12	4	78	170
Exchange differences	—	—	—	—	—	—	—	—	44	(18)	2	—	—	—	46	(18)

Closing balance	30	19	306	284	9	7	1	1	366	218	13	12	71	57	796	598

Actuarial value of commitments
Opening balance	781	656	375	330	374	344	199	179	208	23	12	142	76	58	2,025	1,732
Current service cost	39	40	10	10	4	4	5	5	6	2	—	1	3	1	67	63
Interest cost	42	44	18	19	18	19	10	10	19	6	1	9	5	5	113	112
Actuarial (gains) / losses	37	84	14	31	9	30	8	26	55	10	(1)	8	6	10	128	199
Staff funding	—	—	—	—	—	—	—	—	4	2	—	—	1	1	5	3
Disbursements	(278)	(32)	(28)	(28)	(25)	(24)	(22)	(20)	(13)	(4)	—	(68)	(8)	(6)	(374)	(182)
Acquisitions / disposals / settlements	(62)	(3)	(2)	—	—	—	—	—	(6)	—	—	(79)	3	1	(67)	(81)
Obligation transfer	—	—	(1)	—	—	—	8	—	—	—	—	—	—	—	7	—
Change in pension plan	—	—	4	13	2	1	—	—	—	—	—	—	—	5	6	19
Changes in consolidation scope	(4)	(8)	—	—	—	—	1	(1)	32	186	—	—	17	2	46	179
Exchange differences	—	—	—	—	—	—	—	—	42	(17)	2	(1)	—	(1)	44	(19)

Closing balance	555	781	390	375	382	374	209	199	347	208	14	12	103	76	2,000	2,025

Balance sheet provision
Present value of funded obligations	126	150	361	344	12	8	3	3	347	208	14	12	100	76	963	801
Fair value of plan assets	(30)	(19)	(306)	(284)	(9)	(7)	(1)	(1)	(366)	(218)	(13)	(12)	(71)	(57)	(796)	(598)

Sub-total: Net present value of funded obligation	96	131	55	60	3	1	2	2	(19)	(10)	1	—	29	19	167	203

Present value of unfunded obligations	429	631	29	31	370	366	206	196	—	—	—	—	3	—	1,037	1,224
Unrecognised actuarial gains / (losses)	(69)	(83)	(77)	(76)	(47)	(37)	(49)	(42)	15	8	(2)	(1)	(29)	(20)	(258)	(251)
Unrecognised service cost	—	—	—	—	—	(5)	—	(2)	—	—	—	—	—	1	—	(6)

Sub-total: Net commitments	456	679	7	15	326	325	159	154	(4)	(2)	(1)	(1)	3	—	946	1,170

Net assets related to funded obligations	—	—	22	16	—	—	—	—	4	2	1	1	6	7	33	26

Balance sheet provision	456	679	29	31	326	325	159	154	—	—	—	—	9	7	979	1,196

Breakdown of charge for the period
Current service cost	39	40	10	10	4	4	5	5	6	2	—	1	3	1	67	63
Interest cost	42	44	18	19	18	19	10	10	19	6	1	9	5	5	113	112
Expected return on assets	(1)	(1)	(12)	(16)	—	—	—	—	(27)	(6)	(1)	(7)	(5)	(3)	(46)	(33)
Actuarial (gains) / losses recognised in the period	7	(4)	3	1	—	—	1	4	7	—	—	6	—	2	18	9
Amortisation of past service cost	—	—	4	11	4	1	2	2	—	—	—	—	—	1	10	15
Curtailments and settlements	(20)	(3)	—	—	—	—	—	—	1	—	—	8	—	—	(19)	5

Expenses recognised in the Income statement	67	76	23	25	26	24	18	21	6	2	—	17	3	6	143	171

Movements in balance sheet provision
Opening provision	679	643	31	19	325	322	154	154	—	—	—	73	7	7	1,196	1,218
Changes in consolidation scope	(4)	(8)	—	—	—	—	1	(1)	—	—	—	—	—	—	(3)	(9)
Exchange differences	—	—	—	—	—	—	—	—	—	—	—	1	—	—	—	1
Variation of net assets related to funded obligations	—	—	6	16	—	(1)	—	—	2	1	—	1	(1)	—	7	17
Obligation transfer	—	—	—	—	2	4	8	—	—	—	—	(22)	—	—	10	(18)
Disbursements	(286)	(32)	(31)	(29)	(27)	(24)	(22)	(20)	(8)	(3)	—	(70)	—	(6)	(374)	(184)
Expenses recognised in the income statement	67	76	23	25	26	24	18	21	6	2	—	17	3	6	143	171

Closing provision	456	679	29	31	326	325	159	154	—	—	—	—	9	7	979	1,196

Main actuarial assumptions
Discount rate	4.50%	5.00%	4.50%	5.00%	4.50%	5.00%	4.50%	5.00%	11.16%	12.35%	5.75%	6.00%	—	—	—	—
Expected return on plan assets	5.00%	5.75%	4.06%	4.08%	4.00%	4.00%	4.00%	4.00%	13.54%	12.35%	8.50%	8.50%	—	—	—	—
Average rate of salary increase	2.82%	3.00%	3.58%	3.47%	2.49%	2.51%	4.57%	3.91%	6.90%	7.63%	0.00%*	0.00%*	—	—	—	—
Inflation rate	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	5.00%	5.00%	2.00%	2.00%	—	—	—	—

	France		Belgium		Germany		Luxembourg		Brazil		United States		Others		Total
in EUR million	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Defined contribution plan
Contributions during the period	—	—	11	11	—	—	1	2	2	—	2	1	5	1	21	15

(*)	Assumption exposing the changes in pension scheme type.

The breakdown of the pension charge for the year ended December 31, 2003 is as follows:

in EUR million	France	Belgium	Germany	Luxembourg	Brazil	United States	Others	Total
Breakdown of charge for the period
Current service cost	41	10	4	7	1	3	6	72
Interest cost	45	16	17	10	2	9	4	103
Expected return on assets	(2)	(15)	—	—	(2)	(6)	(3)	(28)
Actuarial (gains) / losses recognised in the period	(3)	—	—	—	—	47	—	44
Amortisation of past service cost	—	12	1	2	—	—	(7)	8
Curtailments and settlements	(1)	—	—	—	—	—	—	(1)

Expenses recognised in the Income statement	80	23	22	19	1	53	—	198

17.2.3 - Leaving indemnities

	France		Other		Total
In EUR million	2005	2004	2005	2004	2005	2004
Financial assets
Opening balance	8	12	—	—	8	12
Actual return on plan assets	—	1	—	—	—	1
Actuarial (gains) / losses	—	—	—	—	—	—
Additional funding	—	—	—	—	—	—
Benefits paid out	—	—	—	—	—	—
Acquisitions / disposals / settlements	—	—	—	—	—	—
Changes in consolidation scope	—	(5)	—	—	—	(5)
Exchange differences	—	—	—	—	—	—

Closing balance	8	8	—	—	8	8

Actuarial value of commitments
Opening balance	274	275	30	35	304	310
Current service cost	9	8	1	2	10	10
interest cost	13	15	2	1	15	16
Actuarial (gains) / losses	(4)	7	2	(3)	(2)	4
Staff funding	—	—	—	—	—	—
Benefit paid out	(16)	(14)	(3)	(3)	(19)	(17)
Acquisitions / disposals / settlements	(3)	(5)	—	—	(3)	(5)
Changes in pension plan	(5)	—	—	6	(5)	6
Changes in consolidation scope	(1)	(12)	—	(8)	(1)	(20)
Exchange differences	—	—	—	—	—	—

Closing balance	267	274	32	30	299	304

Balance sheet provision
Present value of funded obligations	12	10	—	—	12	10
Fair value of plan assets	(8)	(8)	—	—	(8)	(8)
Sub-total: Net present value of funded obligations	4	2	—	—	4	2
Present value of unfunded obligations	255	264	32	30	287	294
Unrecognised actuarial gains / (losses)	76	78	1	3	77	81
Unrecognised past service costs	6	2	—	—	6	2

Balance sheet provision	341	346	33	33	374	379

Breakdown of charge for the period
Current service cost	9	8	1	2	10	10
Interest cost	13	15	2	1	15	16
Expected return on assets	—	—	—	—	—	—
Actuarial (gains) / losses recognised in the period	(6)	(8)	—	1	(6)	(7)
Amortisation of past service cost	(1)	2	—	6	(1)	8
Curtailments and settlements	(3)	(6)	—	—	(3)	(6)

Expenses recognised in the income statement	12	11	3	10	15	21

Movement in balance sheet provision
Opening provision	346	357	33	34	379	391
Changes in consolidation scope	(1)	(8)	—	(8)	(1)	(16)
Exchange differences	—	—	—	—	—	—
Disbursements	(16)	(14)	(3)	(3)	(19)	(17)
Expenses recognised in the income statement	12	11	3	10	15	21

Closing provision	341	346	33	33	374	379

Main actuarial assumptions
Discount rate	4.50%	5.00%	—	—	—	—
Expected return on plan assets	5.75%	5.75%	—	—	—	—
Average rate of salary increase	2.97%	3.00%	—	—	—	—
Inflation rate	2.00%	2.00%	—	—	—	—

The breakdown of the leaving indemnity charge for the year ended December 31, 2003 is as follows:

in EUR million	France	Others	Total
Current service cost	11	2	13
Interest cost	17	1	18
Expected return on assets	—	—	—
Actuarial (gains) / losses recognised in the period	(6)	—	(6)
Amortisation of past service cost	—	—	—
Curtailments and settlements	2	—	(2)

Expenses recognised in the Income statement	20	3	23

17.2.4 - Other benefits (medical insurance, work medals)

	France		Belgium		Others		Total
in EUR million	2005	2004	2005	2004	2005	2004	2005	2004
Financial assets
Opening balance	—	—	3	—	—	6	3	6
Actuarial (gains) / losses	—	—	—	—	—	—	—	—
Actual return on plan assets	—	—	(1)	—	—	—	(1)	—
Additional funding	—	—	2	4	—	—	2	4
Benefits paid out	—	—	(2)	(1)	—	—	(2)	(1)
Acquisitions / disposals / settlements	—	—	—	—	—	(6)	—	(6)
Changes in consolidation scope	—	—	—	—	—	—	—	—
Exchange differences	—	—	—	—	—	—	—	—

Closing balance	—	—	2	3	—	—	2	3

Actuarial value of commitments
Opening balance	35	36	34	—	14	94	83	130
Current service cost	1	1	—	—	1	2	2	3
Interest cost	2	2	2	2	1	3	5	7
Actuarial (gains) / losses	4	3	1	3	—	—	5	6
Staff funding	—	—	—	—	—	—	—	—
Benefit paid out	(7)	(6)	(2)	(2)	(2)	(3)	(11)	(11)
Acquisitions / disposals / settlements	—	—	—	—	—	(82)	—	(82)
Changes in pension plan	1	—	—	31	—	(1)	1	30
Changes in consolidation scope	—	(1)	—	—	—	1	—	—
Exchange differences	—	—	—	—	—	—	—	—

Closing balance	36	35	35	34	14	14	85	83

Balance sheet provision
Present value of funded obligations	—	—	27	27	—	—	27	27
Fair value of plan assets	—	—	(2)	(3)	—	—	(2)	(3)
Sub-total: Net present value of funded obligations	—	—	25	24	—	—	25	24
Present value of unfunded obligations	36	35	8	7	14	14	58	56
Unrecognised actuarial gains / (losses)	—	—	(5)	(3)	—	—	(5)	(3)
Unrecognised past service costs	—	—	—	—	—	—	—	—

Balance sheet provision	36	35	28	28	14	14	78	77

Breakdown of charges for the period
Current service cost	1	1	—	—	1	2	2	3
Interest cost	2	2	2	2	1	3	5	7
Expected return on assets	—	—	—	—	—	—	—	—
Actuarial (gains) / losses recognised in the period	4	3	—	—	—	—	4	3
Amortisation of past service cost	1	—	—	28	—	(2)	1	26
Curtailments and settlements	—	—	—	—	—	(76)	—	(76)

Expenses recognised in the income statement	8	6	2	30	2	(73)	12	(37)

Movement in balance sheet provision
Opening provision	35	36	28	—	14	88	77	124
Changes in consolidation scope	—	—	—	—	—	—	—	—
Exchange differences	—	—	—	—	—	1	—	1
Disbursements	(7)	(7)	(2)	(2)	(2)	(2)	(11)	(11)
Expenses recognised in the income statement	8	6	2	30	2	(73)	12	(37)

Closing provision	36	35	28	28	14	14	78	77

Main actuarial assumptions
Discount rate	4.50%	5.00%	4.50%	5.00%
Expected return on plan assets	—	—	5.00%	5.75%
Average rate of salary increase	2.86%	3.00%	—	—
Inflation rate	2.00%	2.00%	2.00%	2.00%

The breakdown of the charge for other benefits for the year ended December 31, 2003 is as follows:

in EUR million	France	United States	Others	Total
Breakdown of charges for the period
Current service cost	1	2	—	3
Interest cost	2	4	1	7
Expected return on assets	—	—	—	—
Actuarial (gains) / losses recognised in the period	(1)	38	—	37
Amortisation of past service cost	—	—	—	—
Curtailments and settlements	—	—	—	—

Expenses recognised in the income statement	2	44	1	47

Note 18 - Provisions for termination benefits

The provisions for termination benefits reflect social commitments that the Group has made in the context of its restructuring plans announced prior to the year-end (which may subsequently become early retirement plans) or early retirement plans linked to collective agreements signed with certain categories of employees.

in EUR million	Social provisions	Early retirement plans	Total
Opening balance at 1 January 2005	441	496	937
Increase in provision	46	81	127
Utilisation and reversal	(67)	(101)	(168)
Reclassifications (social plans transformed into early retirement plans during the year)	(4)	4	—
Other reclassifications, changes in consolidation scope and foreign exchange variations	(5)	(9)	(14)

CLOSING BALANCE AT 31 DECEMBER 2005	411	471	882

Charges for the period relating to social provisions are recorded in “Other operating charges” in the income statement. Charges for the period relating to early retirement plans are recorded in “Staff costs” in the income statement as detailed in note 21.

18.1 - Social provisions

Social provisions at the year-end include estimated indemnities under the following restructuring plans (amounts in EUR million):

•

Flat Carbon Steel sector (2005: 324; 2004: 332): primarily the social plan related to the reorganisation of the hot phase in Liège (2005: 184; 2004: 176) and the increase of the social provisions in Spain within the context of the ARCO project (2005: 109; 2004: 107).

•

Stainless Steel sector (2005: 59; 2004: 78): primarily the social provisions relating to the reorganisation of Ugitech S.A. (2005: 14; 2004: 20) and the increase of social provisions relating to the closure of the Isbergues site within Ugine & ALZ France (2005: 31; 2004: 31).

•	A3S sector (2005: 17; 2004: 26).

18.2 - Early retirement plans

An actuary reviews the early retirement plans, which are either part of restructuring measures or collective agreements. The main assumptions and the movements during the year are summarised in the following table.

	Belgium		Germany		Luxembourg		Others		Total
in EUR million	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Balance sheet provision
Present value of unfunded obligation	378	373	53	63	2	13	38	47	471	496
Unrecognised actuarial gains / (losses)	—	—	—	—	—	—	—	—	—	—

Balance sheet provision	378	373	53	63	2	13	38	47	471	496

Breakdown of charges for the period
Current service cost	31	—	7	12	—	—	2	7	40	19
Interest cost	17	16	2	3	—	1	2	2	21	22
Actuarial (gains) / losses recognised in the period	19	18	1	8	(3)	(15)	(2)	1	15	12
Amortisation of past service cost	5	9	—	—	1	7	(1)	—	5	16

Expenses recognised in the income statement	72	43	10	23	(2)	(7)	1	10	81	69

Movement in balance sheet provision
Opening provision	373	401	63	58	13	25	47	47	496	531
Changes in consolidation scope	—	(2)	—	—	—	—	—	(2)	—	(4)
Exchange differences	—	—	—	—	—	—	—	—	—	—
Acquisition / disposal	—	—	—	—	—	—	(1)	—	(1)	—
Obligation transfer	4	—	—	—	(8)	—	—	—	(4)	—
Disbursements	(71)	(69)	(20)	(18)	(1)	(5)	(9)	(8)	(101)	(100)
Expenses recognised in the income statement	72	43	10	23	(2)	(7)	1	10	81	69

Closing provision	378	373	53	63	2	13	38	47	471	496

Main actuarial assumptions
Discount rate	4.14%	4.22%	4.03%	4.00%	4.00%	4.00%	—	—	—	—
Average rate of salary increase	2.00%	2.00%	2.51%	2.51%	2.00%	2.00%	—	—	—	—
Inflation rate	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	—	—	—	—

The breakdown of the charge for other early retirement plans for the year ended December 31, 2003 is as follows:

in EUR million	Belgium	Germany	Luxembourg	Others	Total
Current service cost	5	7	1	9	22
Interest cost	15	2	1	2	20
Actuarial (gains) / losses recognised in the period	—	(2)	—	—	(2)
Amortisation of past service cost	19	11	—	—	30

Expenses recognised in the income statement	39	18	2	11	70

Note 19 - Other provisions

in EUR million	Restructuring costs	Commercial risks	Environmental risks	Other risks	Total
Opening balance as of December 31, 2004	115	64	215	725	1,119
Increase in provisions	10	22	61	274	367
Utilisation and reversal	(21)	(27)	(53)	(346)	(447)
Reclassifications, changes in consolidation scope and exchange differences	(7)	2	5	148	148

Closing balance as of December 31, 2005	97	61	228	801	1,187

in EUR million	2005	2004
Other long-term provisions	943	920
Other short-term provisions	244	199

TOTAL OTHER PROVISIONS	1,187	1,119

19.1 - Provisions for restructuring

Provisions recorded under this heading do not include social commitments which are separately disclosed under “Provisions for termination benefits” as detailed in note 18. Provisions for restructuring comprise provisions established in respect of charges for the dismantling and the restoration of sites.

By sector, restructuring provisions are analysed as follows:

•	Flat Carbon Steel: EUR 42 million (2004: EUR 52 million)

•	Stainless Steel: EUR 33 million (2004: EUR 37 million)

•	Other: EUR 22 million (2004: EUR 26 million)

19.2 - Commercial risks

Commercial risks primarily include litigation with customers, bad debts, losses on contracts and termination losses as well as guarantees and other items.

19.3 - Environmental risks

Provisions for environmental risks, analysed by geographic zones, are as follows:

in EUR million	2005	2004
Germany	2	2
Belgium	100	97
France	68	70
Luxembourg	53	40
Other	5	6

TOTAL	228	215

The provisions cover the anticipated costs relating to both protection and remediation of soil, ground water and surface water (2005: EUR 135 million, 2004: EUR 108 million), waste management (2005: EUR 35 million, 2004: EUR 31 million) and other environmental measurements (2005: EUR 58 million, 2004: EUR 76 million). The provisions are calculated in accordance with local and national legal standards and regulations.

19.4 - Other risks

Other provisions cover the following risks:

in EUR million	2005	2004
Litigations	308	249
Tax risks	235	176
Social risks	21	15
Other risks	237	285

TOTAL	801	725

Provisions for tax risks include provisions booked within the context of disputes with local and/or national tax authorities.

Provisions for litigations comprise non-tax related claims. The provisions for costs relating to personnel include provisions recorded which are not included under the heading of “Employee benefits”.

Note 20 - Other amounts payable

in EUR million	2005	2004
Fixed asset suppliers	406	280
Prepayments on orders	217	214
Revaluation of foreign currency hedge instruments - Note 25	32	185
Revaluation of raw materials hedge instruments - Note 25	72	—
Tax and social security	1,334	1,253
Dividends payable	5	23
Other creditors	451	478
Deferred income	50	75

TOTAL	2,567	2,508

Note 21 - Staff costs

For clarity, the interest charges relating to the discounting of the provisions for pensions and similar benefits and of early retirement provisions were included, as from 1 January 2005, in financial result and not under the heading “Staff costs”. These interest charges include both discounting charges relating to the provisions and financial income linked to the discounted return on assets. The comparative information has been restated (refer to Note 1). The charge for the year relating to the provision of pensions and similar benefits includes in 2005 non-recurring charges associated with the gradual externalisation of the complementary pension plan IRUS in France, and in 2004 and 2003 non-recurring charges associated with the disposal of the American subsidiary company July Products.

in EUR million	2005	2004	2003
Wages and salaries	3,352	3,298	3,395
Social charges	1,082	1,075	1,095
Contributions to defined contribution pension schemes - Note 17	21	15	11
Charges for the year in respect of additional employee benefits giving rise to provisions (not including interest charges) - Note 17	83	53	168
Charges for the year in respect of provisions for early retirement (not including interest charges) - Note 18	60	47	50
Employee profit-sharing scheme	103	84	69
Cost of equity-settled share-based payments	4	4	—
Other	194	172	163

TOTAL	4,899	4,748	4,951

Note 22 - Net financing costs

in EUR million	2005	2004	2003
Interest income	229	196	192
Interest charges	(336)	(347)	(408)
Discounting interest charges	(128)	(145)	(120)
• of which interest charges relating to the discounting of employee benefits provisions - Note 17	(87)	(102)	(100)
• of which interest charges relating to the discounting of early retirement provisions - Note 18	(21)	(22)	(20)
Dividends received	51	31	29
Foreign exchange result	120	(173)	2
Restatement to fair value of the equity conversion option relating to the OCEANE 2017 debenture loan	(44)	(30)	(21)
Restatement to fair value of other financial instruments	9	(18)	26
Charges related to securitisation programmes	—	—	(7)
Impairment of financial assets	(3)	(28)	(43)
Result on the disposal of financial assets	28	60	(27)
Other	(180)	(67)	(85)

TOTAL	(254)	(521)	(462)

The result on foreign exchange includes unrealised gains of EUR 82 million relating to the revaluation of exchange options falling outside the scope of cash flow hedging.

As of 1 January 2005, discounting interest charges include the interest charges and the discounted return on assets linked to the long-term benefits granted to staff (net balance of EUR 108 million).

Pursuant to the revising of IAS 32 at 1 January 2005, the restatement to fair value of the equity conversion option relating to the OCEANE 2017 3% debenture loan resulted in a charge of EUR 44 million (2004: EUR 30 million; 2003: EUR 21 million).

Other net financing costs include banking charges and commissions for EUR 48 million for the year ended December 31, 2005.

Note 23 - Taxation

Tax analysis:

in EUR million	2005	2004	2003
Current tax	(396)	(360)	(46)
Deferred tax	235	(153)	(89)

TOTAL TAXATION	(161)	(513)	(135)

Reconciliation between the tax charge and the result before tax:

in EUR million	2005	2004	2003
Net profit	3,846	2,290	242
Minority interest	432	403	159
Result from companies accounted for using the equity method	(317)	(413)	(140)
Tax charge	161	513	135

PROFIT BEFORE TAX	4,122	2,793	396

Theoretical tax charge (33.80% in 2005, 35.37 % in 2004 and 32.58% in 2003)	(1,393)	(988)	(129)

Reconciliation:
Permanent differences	123	147	48
Movements in unrecognised deferred tax assets	220	122	(22)
Variation in tax rates	(4)	—	1
Tax deduction «Adene » (Brazil)	82	—	—
Tax deduction on MJS acquisition (Brazil)	117	—	—

Variations in deferred tax liabilities related to foreign exchange movements on non-monetary assets and liabilities denominated in foreign currencies	71	35	—
Deferred tax assets related to tax losses carried forward	574	133	15
Tax credits and other taxes	49	38	(48)

EFFECTIVE TAX CHARGE	(161)	(513)	(135)

Permanent differences are primarily due to the following:

in EUR million	2005	2004	2003
Impairment	(8)	(4)	—
Goodwill and surplus amortisation	9	27	34
Result on disposal exempt from tax	80	110	80
Other charges and income, not deductible / not taxable	42	14	(66)

TOTAL	123	147	48

Deferred tax

Movements in deferred tax assets are analysed as follows:

Movements in deferred tax liabilities

in EUR million	2005	2004
Balance as at January 1	605	265
Expense (income) for the period	108	57
Deferred tax assets related to losses carried forward	(109)	—
Variations in deferred tax liabilities related to foreign exchange movements on non-monetary assets and liabilities denominated in foreign currencies	(71)	(35)
Effects of the variations in exchange rates, consolidation scope and reclassifications	32	323
Deferred tax booked directly to shareholders’ equity	6	(5)

BALANCE AT 31 DECEMBER	571	605

Movements in deferred tax assets

in EUR million	2005	2004
Balance as at January 1	1,300	1,436
Income (expense) for the period	(116)	(84)
Deferred tax assets related to losses carried forward	456	133
Utilisation of deferred tax assets related to losses carried forward	(226)	(175)
Effects of the variations in exchange rates, consolidation scope and reclassifications	(51)	(4)
Deferred tax booked directly to shareholders’ equity	(16)	(6)

BALANCE AT 31 DECEMBER	1,347	1,300

Origin of deferred tax assets and liabilities

	Assets		Liabilities		Net
in EUR million	2005	2004	2005	2004	2005	2004
Intangible assets	9	6	(3)	(2)	6	4
Property, plant and equipment	261	287	(941)	(710)	(680)	(423)
Inventories	120	110	(27)	(26)	93	84
Financial instruments	36	32	(117)	(32)	(81)	—
Other assets	267	56	(151)	(76)	116	(20)
Provisions:	515	556	(147)	(109)	368	447
of which pensions	205	271	(11)	(6)	194	265
of which other social provisions	157	148	(1)	(2)	156	146
of which other provisions	153	137	(135)	(101)	18	36
Other liabilities	131	166	(111)	(77)	20	89
Tax losses carried forward	934	514	—	—	934	514

Deferred tax assets / (liabilities)	2,273	1,727	(1,497)	1,032	776	695

Deferred tax assets	—	—	—	—	1,347	1,300
Deferred tax liabilities	—	—	—	—	(571)	(605)

NET BALANCE	—	—	—	—	776	695

At 31 December 2005, the Group’s carried forward tax losses have the following maturity:

in EUR million	2005	2004
2006	27	1
2007	41	6
2008	30	10
2009	26	—
2009 and beyond	—	418
2010 and beyond	273	—
No maturity date	5,833	4,840

TOTAL	6,230	5,275

Other tax credits	1,105	1,313

Deferred tax assets not recognised by the Group apply to the following elements at 31 December 2005:

in EUR million	Gross amount	Total deferred tax assets	Recognised deferred tax assets	Unrecognised deferred tax assets
Tax losses carried forward	6,230	2,106	934	1,172
Other tax credits (long term losses)	1,105	166	—	166
Property, plant and equipment	1,381	476	261	215
Other	3,381	1,142	1,078	64

TOTAL	—	3,890	2,273	1,617

Deferred tax assets not recognised by the Group apply to the following elements at 31 December 2004:

in EUR million	Gross amount	Total deferred tax assets	Recognised deferred tax assets	Unrecognised deferred tax assets
Tax losses carried forward	5,275	1,817	514	1,303
Other tax credits (long term losses)	1,313	451	—	451
Property, plant and equipment	1,541	548	287	261
Other	2,945	1,020	926	94

TOTAL	—	3,836	1,727	2,109

Note 24 - Related party disclosure

The consolidated financial statements include transactions carried out by the Group in the normal course of business with its non-consolidated entities and entities accounted for using the equity method. Transactions are booked at market prices.

24.1 - Loans and guarantees given

in EUR million	2005	2004
Loans (including short-term loans) to non-consolidated companies	55	42
Guarantees granted to non-consolidated companies	161	159

24.2 - Purchases and sales of goods and services

in EUR million	2005	2004	2003
Sales	1,444	1,111	684
Purchases	758	500	409

24.3 - Remuneration of the Board of Directors and General Management

in EUR million	2005	2004	2003
Board of Directors and General Management	8.9	8.3	5.9

The Chairman of the Board of Directors participated in the company’s stock option plan for each of the years ended December 31, 2003, 2004 and 2005:

	Total number of options granted	Strike price (€/share)	Exercise period
2003 plan	51,395	9.67	from 1 July 2006 to 30 June 2010
2004 plan	51,395	13.11	from 1 July 2007 to 30 June 2011
2005 plan	50,000	16.17	from 1 July 2008 to 30 June 2012

The table below gives details of stock option grants to members of the management board for each of the years ended December 31, 2003, 2004 and 2005:

	Total number of options granted	Strike price (€/share)	Exercise period
2003 plan:
Chairman	51,395	9.67	from 1 July 2006 to 30 June 2010
Others	287,812	9.67	from 1 July 2006 to 30 June 2010
2004 plan:
Chairman	51,395	13.11	from 1 July 2007 to 30 June 2011
Others	267,254	13.11	from 1 July 2007 to 30 June 2011

2005 plan:
Chairman	50,000	16.17	from 1 July 2008 to 30 June 2012
Others	280,000	16.17	from 1 July 2008 to 30 June 2012

Note 25 - Financial instruments and derivatives

The Group uses financial instruments and derivatives to hedge its exposure to fluctuations in interest rates, exchange rates and the price of raw materials, energy and emission rights trading (starting 2005 for the latter risk category). The Group manages the counter-party risk associated with these instruments by centralising its commitments and by applying procedures which specify, for each type of transaction and underlying risk, limits and/or the characteristics of the counter-party. The Group does not generally grant to or require from its counter-parties guarantees over the risks incurred. Allowing for exceptions, the Group’s counterparties are part of its financial partners and the related market transactions are governed by framework agreements (mainly of the ISDA type allowing netting in case of counter-party default). The parent company centrally manages the risks of all the Group entities, with the exception of the North and South American companies. These entities manage their risks according to Group policy, and in agreement with the parent company.

Interest rate risk

The Group uses several types of instruments for the management of interest rate risk in order to optimise its financial expenses or income, to hedge exchange risk related to loans and borrowings in foreign currencies and to manage the split between fixed and variable rate loans. Interest rate exchange contracts (‘swaps’) allow the Group to borrow long-term at variable rates, and to swap the rate of this debt either from the start or during the period of the loan. The Group and its counter-party exchange, at predefined intervals, the difference between the agreed fixed rate and the variable rate, calculated on the basis of the notional amount of the swap. Similarly, swaps may be used for the exchange of variable rates against other variable rates. FRAs (‘forward rate agreements’) and futures contracts on interest rates are primarily used by the Group to hedge the rates paid on loans and variable rate financial instruments or, in particular cases, on existing or future loans. Similarly, futures contracts are used by the Group to hedge the difference in the rates between two currencies in particular cases and within the framework of exchange risk management. These contracts are either commitments to buy (or sell) a financial instrument at a future date and at an agreed price, or to receive (or pay) at a future date the difference between two given rates. Certain instruments can be settled in cash, others can be settled through delivery of the underlying asset or in cash. The Group will generally only commit itself to highly liquid term contracts, such as EURIBOR or Eurodollar futures. Interest rate derivatives used by the Group to cover variations in the value of fixed rate loans are qualified as fair value hedges according to IAS 39. These derivatives are revalued at the balance sheet date and have an impact on the net profit or loss. This impact is neutralised by a similar revaluation of the hedged part of the associated loans. At 31 December 2005, the Group does not own interest rate derivatives that are not qualified as hedging instruments according to IAS 39.

Exchange rate risk

The Group uses forward purchases and sales of foreign currency and other derivatives to hedge foreign currency transactions of the majority of its subsidiaries. Swaps might also be used to exchange a currency with another one, within the framework of exchange risk management.

The Group is mainly exposed to variations in value arising from exchange rate fluctuations on raw materials and energy supply as well as on freight. The common practice of the Group is to invoice clients in their own currency. The Group also uses these instruments at consolidation level to hedge debt recorded in foreign currency or the balance sheet risk incurred on certain assets. The general policy of the Group is to hedge exchange risks on transactions completely. However, as an exception to this general policy, for certain currencies and for risks and amounts that are clearly identified and authorised by management, the Group may either hedge in anticipation or not hedge transactional risks. In this context, the Group has set up macro-economic management for a part of its purchases (mainly for its future raw materials and associated consumptions (iron, ore, coal and freight)), enabling it to reprocess part or all of the related variations in value to shareholders’ equity. This accounting treatment is allowed in order to account for cash flow hedges. At 31 December 2005, exchange rate derivatives used by the Group and qualifying as cash flow hedges under IAS 39 give rise to a hedging reserve of EUR 115 million. This reserve is recorded in Group equity (2004: -).

The hedging reserve is presented as follows:

in EUR million	Group revaluations	Deferred tax	Net revaluations
Exchange options	79	(27)	52
Forward purchases USD	92	(29)	63

TOTAL	171	(56)	115

At 31 December 2005, the derivative instruments not qualyifying as hedge instruments and employed in order to hedge exchange risks were recorded at market value; this resulted in a gain of EUR 82 million (2004: EUR -185 million).

Raw material risk

The Group uses financial instruments (forward purchases, options and swaps on commodities) in order to reduce the volatility risk of certain raw materials and energy. The Group is exposed to risks on raw materials and energy both via the purchase of its own raw materials and via sales contracts. The Group manages its risk on raw materials in an overall fashion. Derivatives on raw materials used by the Group qualify as effective hedging instruments according to IAS 39. At 31 December 2005, a hedging reserve of EUR -12 million (net of tax) is integrated into the Shareholder’s equity of the Group (2004: EUR 28 million – net of tax). At 31 December 2005 the reporting of other derivatives hedging raw materials and energy at market value in the balance sheet led to a profit of EUR 28 million (2004: EUR 0.8 million).

Emission rights

Pursuant to the coming into effect of the European Directive 2003/87/EC of 13 October 2003 establishing a scheme for emission allowance trading, the Group employs several types of derivatives (cash purchase/sale, forward transactions, options) in order to implement its management policy for associated risks. At 31 December 2005 the reporting of other derivatives hedging emission rights at market value in the balance sheet led to a profit of EUR 0.1 million (2004: -).

Trading risk

If there are open positions, duly governed by limit tracking procedures (defined by the nature of the risk: authorised nominal amount, maximum level of loss/profit, fixed maturities), the Group carries out trading operations on the basis of the risks associated with interest rates, exchange rates, raw material and energy prices, as well as with emission rights. Open positions are not significant with respect to the volume of hedging operations dealt or the general rate risk.

Following up on risks

The types of instruments, the products and currencies which may be used, as well as the maximum risk exposure are determined at management level. Each risk is monitored, on a daily basis and intra-day basis, by a dedicated and independent team, who can report directly to the Audit Committee of the Group, if necessary. In 2005 and 2004, the net profit or loss on trading operations was not significant to the Group’s results.

The portfolio of assets associated with derivative financial instruments at 31 December 2005 is as follows:

	2005			2004
in EUR million	Notional amount	Market value	Average rate *	Notional amount	Market value	Average rate*
Interest rate instruments
INTEREST RATE AND CURRENCY SWAPS
- Fixed rate borrowings	—	—	—	—	—	—
- Fixed rate lendings	—	—	—	—	—	—
- Variable/variable	—	—	—	100	1	6.57%

INTEREST RATE SWAPS - FIXED RATE BORROWINGS
- EUR	—	—	—	—	—	—
- Foreign currency	254	3	2.74%	220	2	2.74%

INTEREST RATE SWAPS - FIXED RATE LOANS
- EUR	1,353	55	4.59%	1,400	72	4.72%
- USD	356	3	5.51%	308	11	5.51%
- Foreign currency	—	—	—	—	—	—

Interest rate swaps - variable/variable	115	—	2.94%	88	—	2.35%
FRA contracts - purchases	1,050	2	2.24%	100	—	2.26%
FRA contracts - sales	—	—	—	100	—	2.46%
Cap purchases	—	—	—	—	—	—
Cap sales	—	—	—	—	—	—
Floor purchases	100	—	2.55%	—	—	—
Floor sales	200	—	2.70%	—	—	—

TOTAL ASSETS - NOTE 8	—	63	—	—	86	—

Exchange rate instruments
Forward purchase of foreign currency	2,722	65	—	77	4	—
Forward sales of foreign currency	111	—	—	890	41	—
Exchange options - purchases	1,296	73	—	—	—	—
Exchange options - sales	1,875	34	—	—	—	—

TOTAL ASSETS - NOTE 11	—	172	—	—	45	—

Raw materials
Term contracts - sales	26	1	—	96	(13)	—
Term contracts - purchases	242	61	—	401	65	—
Swaps using raw materials pricing index	1	1	—	9	—	—
Options - sales	62	2	—	236	(5)	—
Options - purchases	120	29	—	179	1	—

TOTAL ASSETS - NOTE 8 and 11	—	94	—	—	48	—

(*)	Average fixed rates are determined on the basis of the EUR and foreign currency rates. Variable rates are generally based on Euribor or Libor.

The portfolio of liabilities associated with derivative financial instruments at 31 December 2005 is as follows:

	2005			2004
in EUR million	Notional amount	Market value	Average rate *	Notional amount	Market value	Average rate*
Interest rate instruments
INTEREST RATE SWAPS - FIXED RATE BORROWINGS
- EUR	50	—	4.24%	50	(2)	4.24%
- Foreign currency	—	—	—	—	—	—

FRA contracts - sales	1,000	—	2.52%	—	—	—
Cap purchases	200	—	2.70%	—	—	—
O.C.E.A.N.E. 2017 option	838	(168)	4.22%	787	(124)	4.22%
Long-term rates FRA contracts - purchases	—	—	—	190	(12)	4.53%

TOTAL LIABILITIES - NOTE 16	—	(168)	—	—	(138)	—

Exchange rate instruments
Forward purchase of foreign currency	18	(2)	—	1,583	(118)	—
Forward sale of foreign currency	1,870	(17)	—	—	—	—
Exchange options - purchases	275	(2)	—	1,975	(22)	—
Exchange options - sales	750	(11)	—	1,675	(45)	—

TOTAL LIABILITIES - NOTES 20	—	(32)	—	—	(185)	—

Raw materials
Term contracts - sales	129	(26)	—	—	—	—
Term contracts - purchases	57	(2)	—	—	—	—
Swaps using raw materials pricing index	8	(6)	—	—	—	—
Options - sales	205	(35)	—	—	—	—
Options - purchases	86	(3)	—	—	—	—

TOTAL LIABILITIES - NOTES 20	—	(72)	—	—	—	—

(*)	Average fixed rates are determined on the basis of the EUR and foreign currency rates. Variable rates are generally based on Euribor or Libor.

The assets and liabilities associated with interest rate instruments are distributed according to the following maturity dates:

in EUR million	2005	2004
< 1 year	7	(10)
1 - 5 years	55	48
> 5 years	1	34

TOTAL	63	72

Assets associated with interest rate instruments	63	86
Liabilities associated with interest rate instruments	(168)	(138)

TOTAL	(105)	(52)

The exchange rate instruments are reported in the following currencies:

	Purchased currencies
in EUR million	USD	CAD	EUR	JPY	2005	2004
USD	—	—	16	(2)	14	(9)
EUR	127	8	—	—	135	(140)
CAD	—	—	(9)	—	(9)	1
GBP	—	—	—	—	—	8

2005	127	8	7	(2)	140	—

2004	(138)	—	(3)	1	—	(140)

Raw material instruments concern the following underlying materials:

in EUR million	2005	2004
Base metals	14	46
Gas	(2)	1
Petroleum	2	1
Electricity	8	—

TOTAL	22	48

Assets associated with raw material instruments	94	48
Liabilities associated with raw material instruments	(72)	—

TOTAL	22	48

Hedging instruments concerning base metals (zinc, nickel, aluminium, pewter and copper) and petroleum are negotiated in USD, whereas instruments concerning gas and electricity are negotiated in GBP and in EUR.

Note 26 - Commitments given and received

Commitments detailed in this note do not include the commitments mentioned in note 25.

Commitments given

in EUR million	2005	2004
Guarantees on third-party financial loans and credit lines	133	106
Other Guarantees	614	448
Property pledged and guarantees	684	394
Discounted bills (not yet at maturity)	266	29
Commitments to buy or dispose of fixed assets	896	1,013
Other commitments given	184	424

TOTAL COMMITMENTS GIVEN	2,777	2,414

Commitments received

in EUR million	2005	2004
Endorsements and guarantees received from non-consolidated companies	268	188
Other commitments received	191	129

TOTAL COMMITMENTS RECEIVED	459	317

Guarantees on third-party loans consist of guarantees hedging financial loans and credit lines granted to non-consolidated subsidiaries and subsidiaries accounted for using the equity method.

Other guarantees include pledges, first claim guarantees, documentary credits, letters of credit and other similar letters.

Property guarantees mainly consist of mortgages for an amount of EUR 212 million (2004: EUR 279 million).

Other commitments given comprise commitments incurred for the long-term use of goods belonging to a third party, commitments incurred under operating leases and commitments undertaken within the framework of securitisation programs.

Furthermore, at 31 December, 2005 the Group has lines of credit available from financial institutions totalling over EUR 5,000 million. (2004: EUR 4,000 million).

Note 27 - Segment reporting

In accordance with both Group management structure and internal reporting guidelines, segment reporting information is disclosed by business activity and by geographical zones.

27.1 - Breakdown by activity

Sales between activities are calculated at market price. The operating result is shown after eliminations.

2005 figures in EUR million, except for the number of employees	Flat Carbon Steel	Long Carbon Steel	Stainless Steel and Alloys	Arcelor Steel Solutions and Services	Other Activities	Eliminations	Total
Income statement
Revenue	18,060	6,618	4,028	8,656	1,961	(6,712)	—
Inter-sector sales	(3,849)	(1,146)	(84)	(973)	(660)	6,712	—

TOTAL	14,211	5,472	3,944	7,683	1,301		32,611

Gross operating profit	3,634	1,371	173	328	132	3	5,641
Depreciation	(842)	(277)	(124)	(84)	(44)	—	(1,371)
Impairment charges	(20)	(1)	44	—	54	—	77

Operating profit (before goodwill)	2,772	1,093	93	244	142	3	4,347

Goodwill	1	18	—	10	—	—	29
Operating profit	2,773	1,111	93	254	142	3	4,376
Share of results in companies accounted for using the equity method	58	14	47	30	168	—	317

Balance sheet
Segment assets	18,359	5,578	4,171	3,707	9,578	(9,713)	31,680
Property, plant and equipment	8,341	2,632	1,877	542	375	—	13,767
Investments in companies accounted for using the equity method	391	203	7	245	632	—	1,478
Unallocated assets							2,758

TOTAL CONSOLIDATED ASSETS	18,750	5,781	4,178	3,952	10,210	(9,713)	35,916

Segment liabilities	6,734	1,689	1,516	1,736	3,096	(3,023)	11,748
Unallocated liabilities	—	—	—	—	—	—	6,535

TOTAL CONSOLIDATED LIABILITIES	6,734	1,689	1,516	1,736	3,096	(3,023)	18,283

ACQUISITIONS OF TANGIBLE AND INTANGIBLE FIXED ASSETS	1,412	334	183	88	53	—	2,070

Other information
Number of employees (average)	47,112	20,248	13,908	11,207	5,220	—	97,695

2004 figures in EUR million, except for the number of employees	Flat Carbon Steel	Long Carbon Steel	Stainless Steel and Alloys	Arcelor Steel Solutions and Services	Other Activities	Eliminations	Total
Income statement
Revenue	16,139	6,221	4,577	8,267	1,081	(6,109)	30,176
Inter-sector sales	(3,480)	(1,096)	(84)	(814)	(635)	6,109	—

TOTAL	12,659	5,125	4,493	7,453	446	—	30,176

Gross operating profit	2,368	1,289	268	516	20	—	4,461
Depreciation	(667)	(249)	(123)	(105)	(36)	—	(1,180)
Impairment charges	(3)	(1)	(18)	(13)	(10)	—	(45)

Operating profit (before goodwill)	1,698	1,039	127	398	(26)	—	3,236

2004 figures in EUR million, except for the number of employees	Flat Carbon Steel	Long Carbon Steel	Stainless Steel and Alloys	Arcelor Steel Solutions and Services	Other Activities	Eliminations	Total
Goodwill	37	41	—	—	—	—	78
Operating profit	1,735	1,080	127	398	(26)	—	3,314
Share of results in companies accounted for using the equity method	212	52	32	14	103	—	413

Balance sheet
Segment assets	15,445	5,401	3,156	3,729	8,072	(8,427)	27,376
Property, plant and equipment	7,374	2,239	904	514	199	—	11,230
Investments in companies accounted for using the equity method	492	169	153	38	514	—	1,366
Unallocated assets	—	—	—	—	—	—	2,496

TOTAL CONSOLIDATED ASSETS	15,937	5,570	3,309	3,767	8,586	(8,427)	31,238

Segment liabilities	6,592	1,867	1,679	1,807	1,721	(1,925)	11,741
Unallocated liabilities	—	—	—	—	—	—	7,270

TOTAL CONSOLIDATED LIABILITIES	6,592	1,867	1,679	1,807	1,721	(1,925)	19,011

ACQUISITIONS OF TANGIBLE AND INTANGIBLE FIXED ASSETS	738	416	151	79	40	—	1,424

Other information
Number of employees (average)	48,825	20,364	12,055	11,586	2,999	—	95,829

2003 figures in EUR million, except for the number of employees	Flat Carbon Steel	Long Carbon Steel	Stainless Steel and Alloys	Arcelor Steel Solutions and Services	Other Activities	Eliminations	Total
Income statement
Revenue	13,994	4,381	4,280	7,954	836	(5,522)	25,923
Inter-sector sales	(3,352)	(767)	(121)	(732)	(550)	5,522	0

TOTAL	10,642	3,614	4,159	7,222	286	—	25,923

Gross operating profit	1,434	495	33	287	94	5	2,348
Depreciation	(636)	(172)	(162)	(142)	(41)	—	(1,153)
Impairment charges	(20)	(10)	(324)	(59)	(35)	—	(448)

Operating profit (before goodwill)	778	313	(453)	86	18	5	747

Goodwill	65	—	—	42	4	—	111
Operating profit	843	313	(453)	128	22	5	858
Share of results in companies accounted for using the equity method	125	25	(26)	7	9	—	140

ACQUISITIONS OF TANGIBLE AND INTANGIBLE FIXED ASSETS	727	293	194	83	30	—	1,327

27.2 - Geographical breakdown

2005

figures in EUR million, except for the number of employees	European Union (EU 25)	North America *	South America	Other	Total
Revenue	23,228	2,955	3,530	2,898	32,611
Segment assets	22,684	685	8,178	133	31,680
Property, plant and equipment	8,188	67	5,499	13	13,767
Gross operating result	3,895	68	1,659	19	5,641
Operating result	3,001	55	1,303	17	4,376
Acquisition of property, plant and equipment, and intangible assets	1,145	15	910	—	2,070
Number of employees (average)	76,221	1,118	20,018	338	97,695

(*)	North America, including Mexico

2004

figures in EUR million, except for the number of employees	European Union (UE 25)	North America *	South America	Other	Total
Revenue	23,377	2,308	2,146	2,345	30,176
Segment assets	21,866	539	4,851	120	27,376
Property, plant and equipment	7,840	55	3,323	12	11,230
Gross operating result	3,461	90	897	13	4,401
Operating result	2,428	71	809	6	3,314
Acquisition of property, plant and equipment, and intangible assets	1,153	13	256	2	1,424
Number of employees (average)	79,344	1,414	14,770	301	95,829

(*)	North America, including Mexico

2003

figures in EUR million, except for the number of employees	European Union (UE 25)	North America *	South America	Other	Total
Revenue	20,141	2,127	1,193	2,462	25,923
Gross operating result	2,067	(65)	290	56	2,348
Operating result	946	(346)	229	29	858
Acquisition of property, plant and equipment, and intangible assets	1,097	29	194	7	1,327
Number of employees (average)	86,324	2,707	7,671	840	97,542

(*)	North America, including Mexico

Note 28 - Emission rights

For the year 2005, the total volume of the rights allocated to the Group is 57.3 million tonnes. Emission volumes rose to 51 million tonnes at 31 December 2005.

3.9 million tonnes out of the 6.3 million tonne surplus of available rights were sold on the market in the second half-year 2005, for a total amount of EUR 85 million. This surplus is partially linked to the closing of a certain number of continental factory sites and, on a more general note, to the voluntary reduction in production volumes during the year.

Note 29 - Post-balance sheet events

Arcelor and the Canadian Group Dofasco Inc. (“Dofasco”) announced on 21 February 2006 that 69,563,143 common shares of Dofasco (representing 88.38% of the Dofasco common shares outstanding on a fully-diluted basis) were tendered to Arcelor’s offer to acquire all of the outstanding common shares of Dofasco for CAD$ 71.00 in cash per Dofasco common share by the expiration date of the offer on 20 February 2006.

In order to provide Dofasco shareholders who had not yet accepted the offer with more time to do so, Arcelor extended the expiration date of the offer to 7 March 2006. On this date, shareholders of Dofasco owning 77,530,766 Dofasco common shares, representing 98.5% of Dofasco common shares outstanding, accepted Arcelor’s offer.

On 24 February 2006, Chinese steelmaker Laiwu Steel Group agreed to sell to Arcelor a 38.41% stake in Laiwu Steel Corporation, a listed subsidiary of Laiwu Steel Group, Ltd.

Under the terms of the share purchase agreement, Arcelor would acquire 354,236,546 legal person shares from Laiwu Steel Group, Ltd at a price of RMB 5.888 per share for a total consideration of RMB 2,085,760,530.86. The all cash consideration is subject to adjustments based on the net asset value at a date close to the closing of the transaction.

On March 3, 2006, Arcelor, the “Société Nationale d’Investissement” (SNI, Morocco) and the reference shareholders of Sonasid (MAMDA, MCMA, Axa Assurances Maroc, RMA Watanya, CIMR and Attijariwalabarik) entered into a strategic partnership agreement for the development of Sonasid (Société Nationale de Sidérurgie), and allowing Arcelor, SNI and the reference shareholders to combine their investments in Sonasid’s capital under certain conditions, by transferring their securities to a holding company created for this purpose at a price of MAD 1,350 per share. At the end of this stage, the holding company owned 64.86% of Sonasid’s capital.

On March 10, 2006, Arcelor announced the formation of an exclusive agreement with Schmolz+Bickenbach concerning the 100% disposal of its subsidiary Ugitech, a long - stainless steel producer.

On March 30, 2006, Arcelor, through its financial vehicle Arcelor Finance, signed with ABN AMRO Bank N.V., Crédit Mutuel-CIC acting through Crédit Industriel et Commercial, Dresdner Bank AG London Branch, Fortis Bank N.V./S.A. and Natexis Banques Populaires, each an underwriter, a EUR 4 billion Term Loan Facility with a 3 year maturity. The facility would pay an initial margin of 27.5 basis points and would be used by Arcelor to maintain its financial flexibility after recent acquisitions.

On April 28, 2006, Arcelor shareholders approved the distribution of a gross dividend of EUR 1.85 per share, payable on 29 May 2006.

On May 3, 2006, the tender offers launched by Arcelor, through its subsidiary Arcelor Spain Holding S.L., to holders of common and preferred shares issued by Acesita S.A. were settled, resulting in the acquisition of 3,712,354 common shares and 7,984,427 preferred shares issued by Acesita S.A., for the total price of R$428,365,016.60 (i.e. USD 204,978,953.30). Following such acquisitions, Arcelor held, directly or indirectly, 90.7% of the common shares and 38.1% of the preferred shares of Acesita S.A., representing 55.7% of the total capital.

On August 1, 2006, Mittal Steel acquired control of Arcelor. Mittal Steel acquired 91.9% of the issued and outstanding shares of Arcelor (on a fully diluted basis) on August 1, 2006, and through subsequent transactions Mittal Steel has increased its ownership to 94.2% of the issued and outstanding shares of Arcelor and 19.9 million of Arcelor’s convertible bonds in exchange for a combination of 679,416,608 Mittal Steel class A common shares and approximately EUR 8 billion (USD 10.2 billion) in cash. The acquisition was accounted for by Mittal Steel Company N.V. using the purchase method of accounting and, accordingly, the assets acquired and liabilities assumed were recorded at their fair values as of the date of acquisition, resulting in a new basis of presentation of the Group in future periods. In addition, Mittal Steel assumed approximately EUR 10.1 billion (USD 12.8 billion) of Arcelor debt and capital lease obligations as a result of the transaction.

On August 1, 2006, the U.S. Department of Justice (the “DoJ”) announced that it had concluded that the acquisition by Mittal Steel of Arcelor was likely substantially to lessen competition in the market for tin mill products in the Eastern United States, and filed in the U.S. District Court in Washington, D.C. a consent decree that Mittal Steel had previously signed with the DoJ on May 11, 2006. The consent decree requires the divestiture of Dofasco or, if Mittal Steel is unable to sell Dofasco, the divestiture of either Mittal Steel’s Sparrows Point facility in Maryland or Mittal Steel’s Weirton facility in West Virginia. The consent decree provides that the DoJ in its sole discretion would choose which plant would be sold. On January 26, 2006, Mittal Steel and ThyssenKrupp AG (“ThyssenKrupp”) signed a letter agreement under which Mittal Steel would cause Arcelor to sell Dofasco to ThyssenKrupp if the Mittal Steel offer for Arcelor was successful and if Mittal Steel was able to exert management control over Arcelor “with the ability to sell Dofasco.” On April 3, 2006, Arcelor announced that it had transferred approximately 89% of the shares of Dofasco to S3, an independent Dutch foundation, in order to prevent any sale of Dofasco for five years, unless S3’s board of directors decided to dissolve S3 earlier. After the consent decree was filed in federal court, the boards of both Mittal Steel and Arcelor requested the directors of S3 to dissolve the foundation in order to allow the sale of Dofasco. On November 10, 2006, however, S3’s directors unanimously decided not to dissolve the foundation and to retain the Dofasco shares, thereby continuing to prevent their sale.

On September 25, 2006, the Comissão de Valores Mobiliários (the “CVM”), the Brazilian securities regulator, ruled that, as a result of Mittal Steel’s acquisition of Arcelor, Mittal Steel was required to carry out a public offer to acquire all the outstanding shares in Arcelor Brasil not owned by Arcelor or any other affiliate of Mittal Steel. Pursuant to the CVM ruling, Mittal Steel is required to offer to the shareholders of Arcelor Brasil the same value indirectly paid for the Arcelor Brasil shares held by Arcelor when Mittal Steel acquired control of Arcelor. On October 26, 2006, Mittal Steel filed with the CVM, pursuant to the CVM’s decision of September 26, 2006, a request for registration with respect to such offer and filed an amended request on January 11, 2007. As per the request for registration filed by Mittal Steel, the value to be offered per Arcelor Brasil share shall be EUR 12.12 (the “Reference Value”), for a total value of approximately EUR 2.6 billion (approximately USD 3.4 billion). Under the terms of the offer as reflected in Mittal Steel’s request for registration Arcelor Brasil shareholders tendering their shares will receive consideration in one of two forms, at the option of the holder. The two forms are cash or a mixture of cash (for 30.4% of the Reference Value) and class A common shares of Mittal Steel (for 69.6% of the Reference Value).

On October 27, 2006, the Group announced that it had signed a binding letter of intent to combine its laser-welded blanks business (TBA) with that of Noble International, Ltd. (NASDAQ: NOBL) (“Noble”), North America’s largest producer of laser-welded steel products. Upon completion of the transaction, the Group would receive approximately USD 300 million in a combination of cash and 9,375,000 shares of Noble common stock, and would become Noble’s largest stockholder, owning approximately 40% of its issued and outstanding common shares.

On November 14, 2006, Arcelor announced that, pursuant to the terms of the prospectus approved by the Luxembourg Commission de Surveillance du Secteur Financier on June 28, 2002, it redeemed all 20,455 remaining OCEANEs 2017 on December 15, 2006 for cash consideration equal to the outstanding principal amount plus accrued and unpaid interest.

On December 6, 2006, the Group announced that it had agreed to sell its wholly-owned subsidiary, SWT, to Grupo Alfonso Gallardo for an enterprise value of EUR 591 million. SWT is located in Unterwellenborn, Thüringen, Germany.

On December 11, 2006, the Government of Liberia and Mittal Steel announced that they had successfully concluded the review of the Mining Development Agreement Mittal Steel entered into with the Government of Liberia in August 2005. The agreement gives Mittal Steel access to iron ore deposits in Western Liberia. Mittal Steel expects expenditures of approximately USD 900 million during the lifetime of the project. This cost will cover development of the mines, related railway and port infrastructure and will provide a means for community development.

On December 13, 2006, Mittal Steel announced that it had agreed to sell its wholly-owned subsidiary, Travi e Profilati di Pallanzeno (“TPP”), as well as its 49.9% stake in San Zeno Acciai - Duferco S.p.A., to Duferco for an enterprise value of EUR 117 million. TPP is a rolling mill located close to the Lago Maggiore in Northern Italy.

On December 20, 2006, Mittal Steel announced the acquisition of Sicartsa, a Mexican integrated steel producer, from Grupo Villacero for an enterprise value of USD 1.4 billion. Sicartsa, with production facilities in Mexico and Texas, is a fully integrated producer of long steel, with an annual production capacity of approximately 2.5 million tonnes. Through its wholly owned mine, linked directly to the plant via a slurry pipeline, Sicartsa has estimated iron ore resources of 160 million tonnes.

On December 21, 2006, Mittal Steel announced that it had signed a Memorandum of Understanding with the Government of the State of Orissa in India concerning setting up a steel-making operation in the Keonijhar District.

On December 22, 2006, ThyssenKrupp AG initiated summary legal proceedings against Mittal Steel in the District Court in Rotterdam alleging that Mittal Steel had breached a letter agreement between Mittal Steel and ThyssenKrupp, dated January 26, 2006, with respect to the sale of Dofasco Inc., a North American steelmaker, to ThyssenKrupp. On January 23, 2007, the District Court in Rotterdam denied ThyssenKrupp’s petition for an order.

On January 19, 2007, Mittal Steel announced that it had agreed to the sale of Huta Bankowa to Alchemia SA Capital Group, as part of Mittal Steel’s commitments to the European Commission during the recommended merger of Arcelor and Mittal Steel. Huta Bankowa, a 100% subsidiary of Mittal Steel, is located in Dabrowa Gornicza in Southern Poland.

On February 12, 2007, the CVM issued a letter stating that, according to the CVM’s interpretation of the applicable rules, the value Mittal Steel should offer per Arcelor Brasil share should be EUR 4.57 in cash and 0.3942 Mittal Steel class A common shares, subject to a number of adjustments. Mittal Steel estimates that, based on the CVM’s requirements set forth in its letter and assuming all eligible holders of Arcelor Brasil shares accepted the mixed consideration option, the total consideration paid would be approximately EUR 974 million (approximately USD 1.26 billion) in cash and approximately 84,038,864 Mittal Steel class A common shares. The decision of the CVM is subject to administrative appeal and appeal before the Brazilian courts. Mittal Steel is presently evaluating its options in respect of such decision.

On February 14, 2007, Mittal Steel signed a joint venture agreement with the Bin Jarallah Group of companies for the design and construction of a seamless tube mill in Saudi Arabia. This state of the art facility will be located in Jubail Industrial City, north of Al Jubail on the Persian Gulf. The mill will have a capacity of 500,000 tonnes per year. Construction is planned to commence at the end of the first quarter of 2008 and to be completed by the fourth quarter of 2009. Mittal Steel will hold a 51% interest in the company established for this project, with the Bin Jarallah Group holding the remaining 49%.

On February 20, 2007, the DoJ informed Mittal Steel that it had selected the Sparrows Point steel mill located near Baltimore, Maryland for divestiture under the consent decree filed by the DoJ in August 2006. The selection of Sparrows Point by the DoJ ends the period during which Mittal Steel must hold Dofasco separate from its operations.

Flat Carbon Steel	Long Carbon Steel	Stainless Steel and Alloys	Arcelor Steel Solutions and Services (A3S)	Other activities

*	See subsequent note
-	Percentage of shareholdings in % and consolidation rates in ()
-	Consolidation method: FC (fully consolidated), EQ (equity method)
Note:	The Industeel activity has been transferred from Stainless Steel to Other activities.

Note 31 - Listing of Group companies at 31 December 2005

Consolidation scope:

371 companies fully consolidated (in addition to Arcelor S.A.)

186 companies consolidated using the equity method

Company name	Consolidation method	Country	Percentage of capital held control (%)
Flat Carbon Steel sector
ACB subgroup comprising the following entities:
- Acería Compacta de Bizkaia SA, Sestao	Full consolidation	Spain	80.004286
- Acb, Acr Decapado Aie, Sestao	Full consolidation	Spain	100.000000
ACERALIA Corporación Siderúrgica SA, Gozón	Full consolidation	Spain	99.589962
Aceros URS SA, Viladecans	Equity method	Spain	45.024739
Arcelor Atlantique et Lorraine Sas, Puteaux	Full consolidation	France	100.000000
Arcelor España SA, Madrid	Full consolidation	Spain	100.000000
Arcelor FCS Commercial SA, Luxembourg	Full consolidation	Luxembourg	100.000000
Arcelor FCS Commercial Deutschland GmbH, Köln	Full consolidation	Germany	100.000000
Arcelor Packaging International SA, Puteaux	Full consolidation	France	99.999801
Arcelor Packaging International España SL, Gozón	Full consolidation	Spain	100.000000
Arcelor Packaging International Italia Srl, Canossa	Full consolidation	Italy	100.000000
Arcelor Planos Sagunto SL, Valencia	Full consolidation	Spain	99.999999
Arcelor Research SA, Puteaux	Full consolidation	France	99.779149
Borcelik Celik Sanyii Ticaret AS, Istanbul	Equity method	Turkey	40.466215
Bregal Bremer Galvanisierungs-GmbH, Bremen	Full consolidation	Germany	75.050000
Bre.M.A Warmwalz GmbH & Co KG, Bremen	Full consolidation	Germany	88.888889
Cia Hispano-Brasileira de Pelotizacao SA, Vitoria	Equity method	Brazil	49.111101
Cockerill Sambre SA, Seraing	Full consolidation	Belgium	100.000000
Coils Lamiere Nastri Spa, Caselette, subgroup comprising 20 entities	Equity method	Italy	35.000000
Comercial de Hojalata y Metales SA, San Adrian	Equity method	Spain	22.999561
Cortes y Aplanados Siderúrgicos SA, Barcelona	Full consolidation	Spain	100.000000
CST subgroup comprising the following entities:
- Companhia Siderúrgica de Tubarão SA (CST), Serra	Full consolidation	Brazil	100.000000
- CST Corporation BV, Amsterdam	Full consolidation	Netherlands	100.000000
- CST Overseas Ltd, Grand Cayman	Full consolidation	Cayman Islands	100.000000
- Skadden Consultadoria e Servicos Lda, Funchal Madeira	Full consolidation	Portugal	100.000000
Daval Sas, Puteaux	Full consolidation	France	100.000000
Decosteel NV, Geel	Full consolidation	Belgium	100.000000
Dermach SA, Madrid	Full consolidation	Spain	100.000000
Eko Stahl GmbH, Eisenhüttenstadt	Full consolidation	Germany	100.000000
Eurogal Scrl, Flémalle	Full consolidation	Belgium	99.999999
Ewald Giebel-Luxemburg GmbH, Dudelange	Equity method	Luxembourg	33.333333
Ferramentas e Accessorios Industriais Lda, Agueda	Equity method	Portugal	39.999864
Galtec NV, Gent	Full consolidation	Belgium	100.000000
Galvalange Sàrl, Dudelange	Full consolidation	Luxembourg	100.000000
Gestamp Automocion SL, Abadiano subgroup comprising 58 entities	Equity method	Spain	34.999996
La Magona subgroup comprising the following entities :
- La Magona d’Italia Spa, Firenze	Full consolidation	Italy	99.791940
- Magona International SA, Luxembourg	Full consolidation	Luxembourg	99.990000
- Societa Mezzi Portuali Piombino Spa, Piombino	Equity method	Italy	50.000000
- Tubisud Srl, Luogosano	Full consolidation	Italy	100.000000
Metalúrgica Asturiana SA, Mieres	Full consolidation	Spain	100.000000
R.Bourgeois SA, Besançon	Equity method	France	29.996667
Siderúrgica del Mediterráneo SA, Puerto Sagunto	Full consolidation	Spain	100.000000
Sidmar NV, Gent	Full consolidation	Belgium	100.000000
Sidstahl NV, Gent	Full consolidation	Belgium	100.000000
Sikel NV, Genk	Full consolidation	Belgium	100.000000
Sol Coqueria Tubarão SA, Serra	Full consolidation	Brazil	99.000000
Solcan Fininvest subgroup comprising the following entities:
- Solcan Fininvest Inc., Burlinton	Full consolidation	Canada	100.000000
- Dosol Galva Inc., Hamilton	Equity method	Canada	20.000000
Sollac Ambalaj Celigi Sanayi ve Ticaret AS, Levent-Istanbul	Full consolidation	Turkey	74.999931
Sollac Atlantique SA, Puteaux	Full consolidation	France	99.999900

Company name	Consolidation method	Country	Percentage of capital held control (%)
Sollac Lorraine SA, Puteaux	Full consolidation	France	99.999832
Sollac Méditerranée Sas, Puteaux	Full consolidation	France	100.000000
Stahlwerke Bremen GmbH, Bremen	Full consolidation	Germany	100.000000
Tailor Steel America Llc, New York	Full consolidation	United States	70.602704
Tailored Blank Bremen GmbH, Bremen	Full consolidation	Germany	100.000000
Tailored Blank Eisenhüttenstadt GmbH, Eisenhüttenstadt	Full consolidation	Germany	100.000000
Tailored Blank Genk NV, Genk	Full consolidation	Belgium	100.000000
Tailored Blank Liège SA, Liège	Full consolidation	Belgium	100.000000
Tailored Blank Lorraine SA, Uckange	Full consolidation	France	99.984252
Tailored Blank Zaragoza SA, Pedrola	Full consolidation	Spain	100.000000
Toleries Delloye-Matthieu SA, Marchin	Full consolidation	Belgium	100.000000
Usinor Auto SA, Puteaux	Full consolidation	France	99.969510
Vega do Sul SA, São Francisco do Sul	Full consolidation	Brazil	99.999996

Long Carbon Steel Sector
Arbed-Finanz Deutschland GmbH, Saarbrücken	Full consolidation	Germany	100.000000
Arcelor Alambron Zumárraga SA, Zumárraga	Full consolidation	Spain	100.000000
Arcelor Barras Comercial SL, Azpeitia	Full consolidation	Spain	100.000000
Arcelor Huta L.W. Spzoo, Warszawa	Full consolidation	Poland	99.999487
Arcelor Laminados Zaragoza SA, Zaragoza	Full consolidation	Spain	100.000000
Arcelor Perfiles subgroup comprising the following entities:
- Arcelor Perfiles SL, Madrid	Full consolidation	Spain	100.000000
- Aceralia Perfiles U.K. Ltd, Rayleigh	Full consolidation	United Kingdom	100.000000
- Aceralia Redondos Comercial SA, Azpeitia	Full consolidation	Spain	100.000000
- Arcelor Long Commercial Bordeaux SA, Merignac	Full consolidation	France	97.800000
- Arcelor Long Commercial Torino Srl, Torino	Full consolidation	Italy	100.000000
- Arcelor Perfiles Bergara SA, Bergara	Full consolidation	Spain	100.000000
- Arcelor Perfiles Madrid SL, Madrid	Full consolidation	Spain	100.000000
- Arcelor Perfiles Olaberria SL, Olaberria	Full consolidation	Spain	100.000000
- Aristrain Hispano Trade GmbH, Düsseldorf	Full consolidation	Germany	100.000000
- Fercome Trading SL, Valencia	Full consolidation	Spain	100.000000
- Ilsacer 2000 SL, Zaragoza	Equity method	Spain	50.000000
- Kramer and Sons Trading Co, Detroit	Equity method	United States	50.000000
- Servicios Complementarios del Norte SL, Bilbao	Equity method	Spain	49.000000
- Sobrinos de Manuel Cámara SA, Renteria	Equity method	Spain	50.000000
- Triturados Férricos SL, Madrid	Equity method	Spain	33.300000
Arcelor Rails, Piles & Special Sections Sàrl, Esch s/Alzette	Full consolidation	Luxembourg	100.000000
Arcelor Sections Commercial SA, Esch s/Alzette	Full consolidation	Luxembourg	100.000000
Ares SA, Rodange	Full consolidation	Luxembourg	80.467895
Asbm Sàrl, Luxembourg	Full consolidation	Luxembourg	100.000000
Belgo-Mineira subgroup comprising the following entities:
- Belgo Siderurgia SA, Belo Horizonte	Full consolidation	Brazil	99.999816
- Belgo Bekaert Arames Ltda, Contagem	Full consolidation	Brazil	55.000000
- Bemex International Ltd, Hamilton	Full consolidation	Bermuda	100.000000
- Belgo Bekaert Nordeste SA, Feira de Santana	Full consolidation	Brazil	99.031811
- Belgo-Mineira Uruguay SA, Montevideo	Full consolidation	Uruguay	100.000000
- BelgoPar Ltda, Belo Horizonte	Full consolidation	Brazil	100.000000
- Bmb Belgo-Mineira Bekaert Artefatos de Arame Ltda, Vespasiano	Full consolidation	Brazil	55.499970
- Bmf Belgo-Mineira Fomento Mercantil Ltda, Belo Horizonte	Full consolidation	Brazil	100.000000
- Caf Santa Bárbara Ltda, Belo Horizonte	Full consolidation	Brazil	100.000000
- Cimaf Cabos SA, Osasco	Equity method	Brazil	50.000000
- Procables SA, Lima	Equity method	Peru	47.739239
- Productos de Acero SA, Santiago	Equity method	Chile	50.000000
- Wire Rope Industries SA, Montréal	Equity method	Canada	50.000000
- Acindar subgroup comprising the following entities:
- Acindar Industria Argentina de Aceros SA, Buenos Aires	Full consolidation	Argentina	73.165461
- Acindar do Brasil Ltda, São Paulo	Full consolidation	Brazil	99.999999
- Acindar Pymes SA, Buenos Aires	Equity method	Argentina	50.000000
- Acindar Uruguay Indústria Argentina de Aceros SA, Montevideo	Full consolidation	Uruguay	100.000000
- Agrinsa - Agro Industrial SA, La Rioja	Full consolidation	Argentina	100.000000
- Comercial Bagual Ltda, Santiago	Full consolidation	Chile	100.000000
- Eco Oil SA, Buenos Aires	Equity method	Argentina	16.666667
- Elmec SA, Buenos Aires	Full consolidation	Argentina	99.999950

Company name	Consolidation method	Country	Percentage of capital held control (%)
- I.P.H. Saicf, Buenos Aires	Equity method	Argentina	32.999950
- Impeco SA, San Luis	Full consolidation	Argentina	99.999898
- Performa SA, Buenos Aires	Full consolidation	Argentina	100.000000
Belgo-Mineira Participacão Indústria e Comércio SA, Belo Horizonte	Full consolidation	Brazil	100.000000
LME Laminés Marchands Européens SA, Trith Saint Léger, subgroup comprising 3 entities	Equity method	France	33.999260
MecanArbed Dommeldange Sàrl, Luxembourg	Full consolidation	Luxembourg	100.000000
Newco Sàrl, Luxembourg	Full consolidation	Luxembourg	100.000000
Newco Sàrl & Cie Secs, Luxembourg	Full consolidation	Luxembourg	100.000000
ProfilArbed SA, Esch s/Alzette	Full consolidation	Luxembourg	100.000000
Redalsa SA, Valladolid	Equity method	Spain	26.000000
San zeno acciai - Duferco Spa, San Zeno Naviglio	Equity method	Italy	49.900001
Socabel (Groupe Arbed) Senc, Luxembourg	Full consolidation	Luxembourg	100.000000
Socadi (Groupe Arbed) Senc, Luxembourg	Full consolidation	Luxembourg	100.000000
Société du Train Universel de Longwy SA, Herserange	Full consolidation	France	99.999993
Stahlwerk Thüringen GmbH, Unterwellenborn	Full consolidation	Germany	100.000000
Travi e Profilati di Pallanzeno Spa, Pallanzeno	Full consolidation	Italy	100.000000
TrefilArbed Arkansas Inc, Pine Bluff	Full consolidation	United States	62.962963
TrefilArbed Bettembourg SA, Dudelange	Full consolidation	Luxembourg	100.000000
TrefilArbed Bissen SA, Bissen	Full consolidation	Luxembourg	100.000000
TrefilArbed Cheb Sro, Jesenice u Chebu	Full consolidation	Czech Republic	100.000000
TrefilArbed Hungary Kft, Szentgotthárd	Full consolidation	Hungary	100.000000
TrefilArbed Kiswire Ltd, Kyung-Nam	Equity method	South Korea	50.000000
TrefilArbed Stahlcord Austria AG, Fürstenfeld	Full consolidation	Austria	96.502722
Usina Hidrelétrica Guilman-Amorim SA, Belo Horizonte	Equity method	Brazil	51.000000

Stainless Steel Sector
Acesita subgroup comprising the following entities:
- Acesita SA, Belo Horizonte	Full consolidation	Brazil	76.200000
- Acesita Argentina SA, Buenos Aires	Full consolidation	Argentina	98.000000
- Acesita Centros de Serviços Ltda, Timóteo	Full consolidation	Brazil	100.000000
- Acesita Energética Ltda, Belo Horizonte	Full consolidation	Brazil	100.000000
- Acesita Export and Trade Ltd, Grand Cayman	Full consolidation	Cayman Islands	100.000000
- Acesita International Ltd, Grand Cayman	Full consolidation	Cayman Islands	100.000000
- Acesita Serviços Com. Ind. e Part. Ltda, Timóteo	Full consolidation	Brazil	100.000000
- AP Participacoes SA, Belo Horizonte	Full consolidation	Brazil	100.000000
- Inox Tubos Part. SA, Ribeirão Pires	Equity method	Brazil	43.850000
- Preservar Madeira Reflorestada Ltda, Ipatinga	Equity method	Brazil	50.000000
- Stainless Overseas Ltd, Grand Cayman	Full consolidation	Cayman Islands	(SPE	)
AL-Fin NV, Genk	Full consolidation	Belgium	99.996377
Alinox Srl, Milano	Full consolidation	Italy	100.000000
Arcelor Stainless International SA, Puteaux	Full consolidation	France	99.997909
Arcelor Stainless Processing Llc, New York	Full consolidation	United States	100.000000
Arcelor Stainless USA Llc, New York	Full consolidation	United States	100.000000
Haven Genk NV, Genk	Full consolidation	Belgium	50.000000
Imphy Alloys SA, Puteaux	Full consolidation	France	99.999829
Imphy Alloys subgroup comprising the following entities:
- Imphy Alloys Nevada Inc., New York	Full consolidation	United States	100.000000
- Hood and Company Inc., Hamburg	Full consolidation	United States	100.000000
- Metalimphy Precision Alloys Inc., Collegeville	Full consolidation	United States	100.000000
- Rahns Specialty Metals Inc., Collegeville	Full consolidation	United States	100.000000
Imphy Mill Sas, Puteaux	Full consolidation	France	100.000000
Imphy Ugine Précision SA, Puteaux	Full consolidation	France	99.999916
Longtain Aciers Spéciaux et Inoxydables SA, Strepy-Bracquegnies	Full consolidation	Belgium	100.000000
Matthey et Cie SA, Apples	Full consolidation	Switzerland	100.000000
Matthey France Sas, Ancerville	Full consolidation	France	100.000000
Matthey Holding SA, Apples	Full consolidation	Switzerland	100.000000
Matthey Sro, Praha	Full consolidation	Czech Republic	100.000000
Mecagis Snc, Puteaux	Full consolidation	France	100.000000
Meusienne Italia Srl, Milano	Full consolidation	Italy	100.000000
RCC & Weha subgroup comprising the following entities:
- RCC & Weha GmbH, Erkrath	Full consolidation	Germany	100.000000

Company name	Consolidation method	Country	Percentage of capital held control (%)
- Ugine & Alz Deutschland GmbH, Erkrath	Full consolidation	Germany	100.000000
Société Meusienne de Constructions Mécaniques SA, Ancerville	Full consolidation	France	99.910716
Société Savoisienne de Métaux Sas, Annecy	Full consolidation	France	100.000000
Sprint Metal Edelstahlziehereien GmbH, Hemer	Full consolidation	Germany	100.000000
Trafilerie Bedini Srl, Peschiera Borromeo	Full consolidation	Italy	100.000000
Ugine & Alz SA, Puteaux	Full consolidation	France	99.851852
Ugine & Alz Belgium NV, Genk	Full consolidation	Belgium	100.000000
Ugine & Alz Benelux Service NV, Genk	Full consolidation	Belgium	100.000000
Ugine & Alz Carinox SA, Châtelet	Full consolidation	Belgium	100.000000
Ugine & Alz France SA, Puteaux	Full consolidation	France	99.999978
Ugine & Alz France Service Sas, Gonesse	Full consolidation	France	100.000000
Ugine & Alz Iberica SL, Viladecans	Full consolidation	Spain	99.999480
Ugine & Alz Italia Srl, Milano	Full consolidation	Italy	100.000000
Ugine & Alz Luxembourg SA, Rodange	Full consolidation	Luxembourg	100.000000
Ugine Savoie Rostfrei GmbH, Renningen	Full consolidation	Germany	100.000000
Ugine Stainless & Alloys Inc., Doylestown	Full consolidation	United States	100.000000
Uginox Sanayi ve Ticaret AS, Gebze Kocaeli	Full consolidation	Turkey	65.000000
Ugitech SA, Ugine	Full consolidation	France	99.999948
Usi Holding Inc., New York	Full consolidation	United States	100.000000

Arcelor Steel Solutions and Services (A3S)
Aceralia Construcción Obras SL, Pamplona	Full consolidation	Spain	100.000000
Aceralia Distribucíon subgroup comprising the following entities:
- Aceralia Distribución SL, Basauri	Full consolidation	Spain	100.000000
- Arcelor Distribuçao Portugal Spq, Ribatejo	Full consolidation	Portugal	100.000000
- Arcelor Distribución Barcelona SL, Parets del Valles	Full consolidation	Spain	100.000000
- Arcelor Distribución Valencia SL, Valencia	Full consolidation	Spain	100.000000
- Perfiles Especiales SA, Pamplona	Equity method	Spain	100.000000
Aceralia Transformados subgroup comprising the following entities:
- Aceralia Transformados SA, Mutilva Alta	Full consolidation	Spain	100.000000
- Aceralia Color Acero SL, Mutilva Alta	Full consolidation	Spain	100.000000
Arbed Americas subgroup comprising the following entities:
- Arbed Americas Llc, New York	Full consolidation	United States	100.000000
- Arcelor Internacional México SA, Tlalnepantla	Equity method	Mexico	100.000000
Arcelor Bauteile GmbH, Kreuztal-Eichen	Full consolidation	Germany	100.000000
Arcelor Construcción España subgroup comprising the following entities:
- Arcelor Construcción España SL, Berrioplano	Full consolidation	Spain	100.000000
- Ach Paneles Aie, Azuqueca de Henares	Equity method	Spain	40.000000
Arcelor Construction France SA, Rueil Malmaison	Full consolidation	France	99.999059
Arcelor Distribution GmbH, Ratingen	Full consolidation	Germany	100.000000
Arcelor Distribution Sas, Reims	Full consolidation	France	100.000000
Arcelor International SA, Luxembourg	Full consolidation	Luxembourg	100.000000
Arcelor International America Llc, New York	Full consolidation	United States	99.980004
Arcelor International Antwerp SA, Antwerpen	Full consolidation	Belgium	99.900000
Arcelor International Canada Inc., Burlington	Full consolidation	Canada	100.000000
Arcelor International Export SA, Luxembourg	Full consolidation	Luxembourg	100.000000
Arcelor International Singapore subgroup comprising the following entities:
- Arcelor International Singapore Plc, Singapore	Full consolidation	Singapore	100.000000
- Arcelor International Malaysia Sdn. Bhd., Kuala Lumpur	Full consolidation	Malaysia	100.000000
Arcelor Projects Spiral Mill subgroup comprising the following entities:
- Arcelor Projects Spiral Mill BV, Heijningen	Full consolidation	Netherlands	100.000000
- Byard Netherlands BV, Heijningen	Full consolidation	Netherlands	100.000000
- de Boer Spiral Mill BV, Heijningen	Full consolidation	Netherlands	100.000000
- de Boer Spiral Mill Vof, Heijningen	Full consolidation	Netherlands	100.000000
Arcelor Profil Sas, Yutz	Full consolidation	France	100.000000
Arcelor Projects BV, Moerdijk	Full consolidation	Netherlands	100.000000
Arcelor Projects NV, Overpelt	Full consolidation	Belgium	100.000000
Arcelor Projects Sàrl, Luxembourg	Full consolidation	Luxembourg	100.000000
Arcelor Projects International BV, Rotterdam	Full consolidation	Netherlands	100.000000

Company name	Consolidation method	Country	Percentage of capital held control (%)
Arcelor Stal Serwis Polska Spzoo, Bytom	Full consolidation	Poland	100.000000
Arcelor Stahlhandel GmbH, Ratingen	Full consolidation	Germany	100.000000
Arcelor Steel Service Centres Sas, Saint Ouen l’Aumone	Full consolidation	France	100.000000
Ask Mac Gowan Ltd, Halesowen	Full consolidation	United Kingdom	90.000000
Asturiana de Perfiles SA, Langreo	Full consolidation	Spain	97.481081
Avis Steel UK Ltd, Manchester	Full consolidation	United Kingdom	92.500000
Baechler Sas, Thionville	Full consolidation	France	100.000000
Berton Sicard Produits Métallurgiques Sas, Avignon	Full consolidation	France	100.000000
C.S.T.R. Sas, Reims	Full consolidation	France	100.000000
Chaillous Sas, Nantes	Full consolidation	France	100.000000
Cima Sas, Bertrichamps	Full consolidation	France	100.000000
Cisatol SA, Montataire	Full consolidation	France	99.999603
Cockerill Stahl Service GmbH, Essen	Full consolidation	Germany	100.000000
Cofrastra SA, Fribourg	Full consolidation	Switzerland	100.000000
Color Profil NV, Geel	Full consolidation	Belgium	100.000000
Comptoir Métallurgique du Littoral Sas, Nice	Full consolidation	France	100.000000
D.T.T. Purchasing Sas, Reims	Full consolidation	France	100.000000
Dikema & Chabot Holding BV, Rotterdam	Full consolidation	Netherlands	100.000000
Dikema Staal Nederland BV, Rotterdam	Full consolidation	Netherlands	100.000000
Disteel NV, Machelen	Full consolidation	Belgium	100.000000
Disteel Cold NV, Machelen	Full consolidation	Belgium	100.000000
Etablissement Alfred André Sas, Harfleur	Full consolidation	France	100.000000
Etablissements Jean Letierce et Cie Sas, Bolbec	Full consolidation	France	100.000000
Etilam SA, Saint Dizier	Full consolidation	France	99.989231
Eucosider Commercial SA, Pétange	Full consolidation	Luxembourg	100.000000
Eurinter France Sas, Reims	Full consolidation	France	100.000000
Eurinter Svenska AB, Karlstad	Full consolidation	Sweden	100.000000
Europerfil SA, L’hospitalet	Equity method	Spain	50.000000
Europese Staal Prefabricatie NV, Geel	Full consolidation	Belgium	100.000000
Fermatec Sas, Nîmes	Full consolidation	France	100.000000
Ferrometalli-Safem Spa, Milano	Full consolidation	Italy	98.397895
Flachform Stahl GmbH, Schwerte	Full consolidation	Germany	100.000000
Galva Service Sas, Bazeilles	Full consolidation	France	99.998383
Gonvarri Industrial SA, Madrid, subgroup comprising 18 entities	Equity method	Spain	29.850431
Jean Guille SA, Yutz	Full consolidation	France	49.995000
Haironville Austria GmbH, Neuhofen	Full consolidation	Austria	99.997500
Haironville Metal Profil SA, Herstal	Full consolidation	Belgium	100.000000
Haironville Portugal SA, Cartaxo	Full consolidation	Portugal	99.988462
Haironville Tac Ltd, St Helens	Full consolidation	United Kingdom	100.000000
Haironville UK Ltd, St Helens	Full consolidation	United Kingdom	100.000000
Heller + Köster Stahlhandel GmbH, Olpe	Full consolidation	Germany	100.000000
Holding Gonvarri Srl, Bilbao	Equity method	Spain	35.000140
Konti Steel Hellas AE, Marousi	Full consolidation	Greece	100.000000
Laminados Velasco subgroup comprising the following entities:
- Laminados Velasco SL, Basauri	Full consolidation	Spain	100.000000
- Arcelor Distrubución Baleares SL, Palma de Mallorca	Full consolidation	Spain	100.000000
- Arcelor Distribución Murcia SA, San Ginés	Full consolidation	Spain	100.000000
- Arcelor Distribución Valencia SL, Valencia	Full consolidation	Spain	100.000000
- Arcelor Distribución Valladolid SA, Valladolid	Full consolidation	Spain	100.000000
- Arcelor Distribución Vigo SA, Porriño	Full consolidation	Spain	100.000000
- Auxiliar Laminadora Alavesa SA, Olaeta	Full consolidation	Spain	100.000000
- Calibrados Pradera SA, Miravalles	Equity method	Spain	50.000000
- Cántabra de Laminados Velasco SA, Santander	Full consolidation	Spain	100.000000
- Castellana de Laminados Velasco SA, Burgos	Full consolidation	Spain	100.000000
Elaborados y Construcción SA, Getafe	Full consolidation	Spain	100.000000
Ferronía SA, Hernani	Full consolidation	Spain	100.000000
Grupo Velasco Desarrollo SL, Basauri	Full consolidation	Spain	100.000000
Industrias Zarra SA, Galdacano	Equity method	Spain	25.000000
Laminados Canarias SA, Telde	Full consolidation	Spain	100.000000
Laminados Comavesa SA, Basauri	Full consolidation	Spain	100.000000
Laminados Gonvelsa SL, Lugo de Llanera	Full consolidation	Spain	100.000000
Laminados Siderúrgicos Arbizu SA, Arbizu	Full consolidation	Spain	100.000000
Laminados Siderúrgicos Duero SA, Basauri	Full consolidation	Spain	90.000000

Company name	Consolidation method	Country	Percentage of capital held control (%)
Laminados Siderúrgicos La Coruña SA, Arteixo	Full consolidation	Spain	100.000000
Laminados Siderúrgicos Miranda SA, Miranda de Ebro	Full consolidation	Spain	100.000000
Laminados Siderúrgicos Orense SA, San Ciprian de Viñas	Full consolidation	Spain	90.000000
Laminados Siderúrgicos Sevilla SA, Alcalá de Guadaira	Full consolidation	Spain	100.000000
Laminados Siderúrgicos Toledo SA, Villaluenga de la Sagra	Full consolidation	Spain	100.000000
Laminados Siderúrgicos Vitoria SA, Vitoria	Full consolidation	Spain	100.000000
SA Productos Empresas Metalúrgicas, Salvatierra	Full consolidation	Spain	100.000000
Servicio del Acero SA, Basauri	Full consolidation	Spain	100.000000
Tremad SA, Icazteguieta	Full consolidation	Spain	100.000000
Tubos y Decapados SA, Basauri	Full consolidation	Spain	100.000000
Lardier et compagnie Sas, Blois	Full consolidation	France	100.000000
Laserflash SA, Eupen	Full consolidation	Belgium	100.000000
Lille Aciers Sas, Lomme	Full consolidation	France	100.000000
Megaço Jma Comercio Siderúrgico Spq, Palmela	Equity method	Portugal	38.666500
Mirouze Novacier Sas, Tournefeuille	Full consolidation	France	100.000000
Mosacier SA, Liège	Full consolidation	Belgium	100.000000
Parements Métalliques d’Architecture SA, Cerons	Full consolidation	France	99.988000
Perry Willenhall Steel Service Centres Ltd, Willenhall	Full consolidation	United Kingdom	100.000000
Plaques et Découpes France SA, Reims	Full consolidation	France	99.998933
Produits d’Usines Métallurgiques Pum-Station Service Acier SA, Reims	Full consolidation	France	99.983629
Produits Métallurgiques de l’Orléanais Sas, Ingre	Full consolidation	France	100.000000
Produits Métallurgiques des Ardennes Sas, Donchery	Full consolidation	France	100.000000
Produits Métallurgiques du Sud-Ouest Sas, Langon	Full consolidation	France	100.000000
Produits Sidérurgiques de la Moselle Sas, Yutz	Full consolidation	France	100.000000
Profil du futur Sas, Horbourg Wihr	Full consolidation	France	100.000000
Profilage de Guadeloupe Sas, Baie Mahault	Full consolidation	France	100.000000
Profilage de la Réunion SA, Le Port	Full consolidation	France	94.203612
ProfilArbed Distribution SA, Esch s/Alzette	Full consolidation	Luxembourg	100.000000
ProfilArbed Distribution Exploitation Luxembourg SA, Pétange	Full consolidation	Luxembourg	100.000000
ProfilArbed Distribution Luxembourg SA, Pétange	Full consolidation	Luxembourg	100.000000
ProfilArbed Staalhandel subgroup comprising the following entities:
- ProfilArbed Staalhandel BV, Born	Full consolidation	Netherlands	100.000000
- And-Steel NV, Schoten	Full consolidation	Belgium	100.000000
- Borotrans Born BV, Born	Full consolidation	Netherlands	100.000000
- Bouwstaal Nederland BV, Born	Full consolidation	Netherlands	100.000000
- Demanet-Cassart Aciers SA, Seneffe	Full consolidation	Belgium	100.000000
- Leduc Trading NV, Schoten	Full consolidation	Belgium	100.000000
- Limbustaal BV, Meersen	Full consolidation	Netherlands	100.000000
- Lommaert/Montan Wapeningsstaal BV, Nijmegen	Full consolidation	Netherlands	100.000000
- Lommaert Walserijprodukten BV, Born	Full consolidation	Netherlands	100.000000
- Montan Staal BV, Den Haag	Full consolidation	Netherlands	100.000000
- ProfilArbed Staalhandel Nederland BV, Born	Full consolidation	Netherlands	100.000000
- Steelexpress NV, Schoten	Full consolidation	Belgium	100.000000
Profilsteel SA, Bouffioulx	Full consolidation	Belgium	100.000000
Pum Paris-Normandie Sas, Savigny le Temple	Full consolidation	France	100.000000
Pum Steel Service Centre Sas, Reims	Full consolidation	France	100.000000
Pum Sud Est Sas, Lyon	Full consolidation	France	100.000000
Ravené Schäfer GmbH, Halle	Full consolidation	Germany	100.000000
Robert Smith Steels Ltd, Mersyside	Full consolidation	United Kingdom	100.000000
Sar Stahlservice GmbH, Neuwied	Full consolidation	Germany	100.000000
Savoie Métal SA, Saint Jorioz	Full consolidation	France	100.000000
Savoie Métal Toiture Sas, Saint Jorioz	Full consolidation	France	100.000000
Skyline Steel subgroup comprising the following entities:
- Skyline Steel Llc, Parsippany	Full consolidation	United States	100.000000
- Arkansas Steel Processing Llc., Armorel	Full consolidation	United States	100.000000
- Arkansas Steel Processing Llc, Bessemer	Full consolidation	United States	100.000000
- Associated Pile and Fitting Llc, Clifton	Full consolidation	United States	100.000000
- Casteel Llc, Belpre	Full consolidation	United States	100.000000
- Midwest Steel & Tube Llc, Chicago	Full consolidation	United States	100.000000
- PA Pipe Llc, Camp Hill	Full consolidation	United States	100.000000
- Sheeting Solutions Llc, Belpre	Full consolidation	United States	100.000000
- Skyline (Php) Canada Ltd, St Bruno	Full consolidation	Canada	100.000000

Company name	Consolidation method	Country	Percentage of capital held control (%)
- Skyline Canada Holding Inc., Parsippany	Full consolidation	United States	100.000000
- Skyline Steel Pipe Llc, Luka	Full consolidation	United States	100.000000
Slpm Sas, Denain	Full consolidation	France	100.000000
Slpm Atlantique Sas, Saint Nazaire	Full consolidation	France	100.000000
Société Belge d’Oxycoupage SA, Liège	Full consolidation	Belgium	100.000000
Société de transports de produits d’usines Métallurgiques Sas, Reims	Full consolidation	France	100.000000
Société Industrielle Métallurgique et d’entreprise Sas, La Chapelle Saint Luc	Full consolidation	France	100.000000
Sotracier Sas, Pontcharra	Full consolidation	France	100.000000
Sps Altensteig Stahl-Service-Center GmbH, Altensteig-Waldorf	Full consolidation	Germany	100.000000
Sps Lichtenstein Stahl-Service-Center GmbH, Lichtentein	Full consolidation	Germany	100.000000
Station Service Acier Lopez Sas, Valence	Full consolidation	France	100.000000
Steel Coat Service Centres SA, Alleur	Full consolidation	Belgium	100.000000
Südband Stahl-Service GmbH, Ludwigshafen	Full consolidation	Germany	100.000000
Traxys SA, Bertrange subgroup comprising 14 entities	Equity method	Luxembourg	50.000000
Upac Sas, Saint Ouen l’Aumone	Full consolidation	France	100.000000
Welbeck Steel Service Centre Ltd, Barking	Full consolidation	United Kingdom	100.000000

Other activities sector
ARCELOR SA, Luxembourg		Luxembourg
Aceralia Constructalia SL, Berrioplano	Full consolidation	Spain	100.000000
Aceralia Steel Trading BV, Amsterdam	Full consolidation	Netherlands	100.000000
Ais Finance (Groupe Arbed) Snc, Luxembourg	Full consolidation	Luxembourg	100.000000
ARBED SA, Luxembourg	Full consolidation	Luxembourg	99.820701
Arbed Investments SA, Luxembourg	Full consolidation	Luxembourg	100.000000
Arbed Investment Services SA, Luxembourg	Full consolidation	Luxembourg	100.000000
Arcelor Aços Especiais do Brasil Ltda, São Paulo	Full consolidation	Brazil	99.999976
Arcelor Brasil SA, Belo Horizonte	Full consolidation	Brazil	66.599957
Arcelor Finance and Services Belgium SA, Bruxelles	Full consolidation	Belgium	100.000000
Arcelor Finance Sca, Luxembourg	Full consolidation	Luxembourg	99.999998
Arcelor Finanziara Srl, Piombino	Full consolidation	Italy	100.000000
Arcelor Germany Holding GmbH, Berlin	Full consolidation	Germany	100.000000
Arcelor Holding Sàrl, Luxembourg	Full consolidation	Luxembourg	100.000000
Arcelor Italy Holding Srl, Piombino	Full consolidation	Italy	100.000000
Arcelor Netherlands BV, Amsterdam	Full consolidation	Netherlands	100.000000
Arcelor Persebrás SL, Olaberría	Full consolidation	Spain	100.000000
Arcelor Purchasing Sas, Puteaux	Full consolidation	France	100.000000
Arcelor Spain Holding Srl, Madrid	Full consolidation	Spain	100.000000
Arcelor Systems Belgium SA, Flemalle	Full consolidation	Belgium	100.000000
Arcelor Systems France Sas, Puteaux	Full consolidation	France	100.000000
Arcelor Technologies France Sas, Puteaux	Full consolidation	France	100.000000
Arcelor Treasury Snc, Puteaux	Full consolidation	France	100.000000
Arcelor USA Holding Inc., New York	Full consolidation	United States	100.000000
Atic Services SA, Paris, subgroup comprising 20 entities:	Equity method	France	43.513975
Bail Industrie SA, Hayange	Full consolidation	France	99.999663
Cfl Canada Investment Inc., Granby	Full consolidation	Canada	100.000000
Circuit Foil America Secs, Granby	Full consolidation	Canada	100.000000
Circuit Foil Luxembourg Sàrl, Wiltz	Full consolidation	Luxembourg	89.979841
Circuit Foil Service SA, Weidingen/Wiltz	Equity method	Luxembourg	49.000000
Cockerill Forges and Ringmill SA, Seraing	Full consolidation	Belgium	100.000000
Cockerill Mécanique Prestations SA, Seraing	Full consolidation	Belgium	100.000000
Daf Group NV, Gent	Full consolidation	Belgium	100.000000
DHS-Dillinger Hütte Saarstahl AG, Dillingen, subgroup comprising 15 entities	Equity method	Germany	51.250000
Esperbras SL, Olaberria	Full consolidation	Spain	100.000000
Finindus NV, Bruxelles	Full consolidation	Belgium	100.000000
Finocas NV, Gent	Full consolidation	Belgium	50.000000
G.Fer Sas, Puteaux	Full consolidation	France	100.000000
Groupement de l’Industrie Sidérurgique SA, Puteaux	Full consolidation	France	99.908537
Groupement Immobilier Scrl, Seraing	Full consolidation	Belgium	100.000000
Imphy SA, Puteaux	Full consolidation	France	99.671593
Industeel Belgium subgroup comprising the following entities:

Company name	Consolidation method	Country	Percentage of capital held control (%)
- Industeel Belgium SA, Charleroi	Full consolidation	Belgium	100.000000
- Aval Metal Center SA, Charleroi	Full consolidation	Belgium	100.000000
- Charleroi Déroulage SA, Charleroi	Full consolidation	Belgium	100.000000
Industeel France subgroup comprising the following entities:
- Industeel France SA, Puteaux	Full consolidation	France	99.999400
- Industeel Creusot Sas, Puteaux	Full consolidation	France	100.000000
- Industeel Loire Sas, Puteaux	Full consolidation	France	100.000000
- Creusot Métal SA, Puteaux	Full consolidation	France	99.998500
Immobilière Schlassgoart (Groupe Arbed) Senc, Luxembourg	Full consolidation	Luxembourg	100.000000
InvestAR Sàrl, Luxembourg	Equity method	Luxembourg	50.000000
July Products subgroup comprising the following entities:
- July Products Llc, New York	Full consolidation	United States	100.000000
- J&L Speciality Steel International Sales Inc., Christiansted	Full consolidation	United States	100.000000
Paul Wurth SA, Luxembourg	Full consolidation	Luxembourg	48.097230
Sidarfin NV, Gent	Full consolidation	Belgium	99.999979
Sidarsteel NV, Gent	Full consolidation	Belgium	100.000000
Sodisid Sas, Hayange	Full consolidation	France	100.000000
Sofinus SA, Puteaux	Full consolidation	France	99.997244
Sogepass SA, Hayange	Full consolidation	France	100.00000
Somef SA, Liège	Full consolidation	Belgium	60.000000
Soteg Société de Transport de Gaz SA, Luxembourg	Equity method	Luxembourg	20.000000
Sotel SC, Esch s/Alzette	Full consolidation	Luxembourg	77.000000
Sotel Réseau et Cie Secs, Esch s/Alzette	Full consolidation	Luxembourg	100.000000
USINOR SA, Puteaux	Full consolidation	France	100.000000
Usinor Belgium SA, Seraing	Full consolidation	Belgium	100.000000
Usinor Imports & Trading Snc, Puteaux	Full consolidation	France	100.000000

Non-consolidated subsidiaries

373 companies

Company name	Country	Percentage of capital held control (%)
A.S. Build SA, Liège	Belgium	100.000000
A.S.C.Praha Spo.r.o., Praha	Czech Republic	100.000000
A'Tol Sas, La Ravoire	France	100.000000
Acdo Llc, New-York	United States	100.000000
Aceralia Construcciones SL, Sestao	Spain	100.000000
Aciers Solcan Inc., Burlinton	Canada	100.000000
Agifep, Arbed Group Investors for Electronic Purchasing SA, Luxembourg	Luxembourg	100.000000
Agifesa, Arbed Group Investors for Electronic Sales SA, Luxembourg	Luxembourg	100.000000
Airdix SA, Luxembourg	Luxembourg	100.000000
Alpha Profil SA, Yutz	France	99.760000
Arbed Building Concepts SA, ceasing operations, Esch s/Alzette	Luxembourg	100.000000
Arbed Spundwand GmbH, Köln	Germany	100.000000
Arc-Air SA, Luxembourg	Luxembourg	100.000000
Arc Detal Spzoo, Ostrowiec	Poland	67.000000
Arcelor Acelkereskedelmi Kft, Kecskemét	Hungary	99.967208
Arcelor Assekuranz Vermittlungs-GmbH, ceasing operations, Bremen	Germany	100.000000
Arcelor Auto Brasil Ltda, São Paulo	Brazil	99.999882
Arcelor China holding (Luxembourg) Sàrl, Luxembourg	Luxembourg	100.000000
Arcelor Construcción Iberia Srl, Madrid	Spain	100.000000
Arcelor Consultants SA, Puteaux	France	99.840000
Arcelor Distribuce - CZ Sro, Praha	Czech Republic	100.000000
Arcelor Distribúcia Slovensko Sro, Kosice	Slovakia	100.000000
Arcelor Distribucija Doo, Beograd	Serbia & Montenegro	100.000000
Arcelor Distribucija Doo, Cakovec	Croatia	100.000000
Arcelor Distributie Srl, Pantelimon	Romania	100.000000
Arcelor Distribution Bulgaria Eood, Sofia	Bulgaria	100.000000
Arcelor Distribution Négoce Sas, Reims	France	100.000000
Arcelor Distribution Steel Solutions Sas, Reims	France	100.000000
Arcelor Dystrybucja Polska Spzoo, Katowice	Poland	100.000000

Company name	Country	Percentage of capital held control (%)
Arcelor FCS Celik Ticaret AS, Istanbul	Turkey	99.998400
Arcelor FCS Commercial Austria GmbH, Steyr	Austria	100.000000
Arcelor FCS Commercial Benelux SA, Merelbeke	Belgium	99.960000
Arcelor FCS Commercial Central and Eastern Europe GmbH, Berlin	Germany	100.000000
Arcelor FCS Commercial CZ Sro, Praha	Czech Republic	100.000000
Arcelor FCS Commercial Denmark A/S, Kobenhavn	Denmark	100.000000
Arcelor FCS Commercial Finland OY, Helsinki	Finland	100.000000
Arcelor FCS Commercial France SA, Puteaux	France	99.949999
Arcelor FCS Commercial Greece Llc, Kifissia	Greece	99.666667
Arcelor FCS Commercial Hungary Kft, Budapest	Hungary	100.000000
Arcelor FCS Commercial Iberica SL, Madrid	Spain	99.999999
Arcelor FCS Commercial Italia Srl, Milano	Italy	100.000000
Arcelor FCS Commercial Luxembourg SA, Dudelange	Luxembourg	100.000000
Arcelor FCS Commercial Netherlands BV, Rotterdam	Netherlands	100.000000
Arcelor FCS Commercial Norway AS, Oslo	Norway	100.000000
Arcelor FCS Commercial Poland Spzoo, Poznan	Poland	100.000000
Arcelor FCS Commercial Portugal Sul, Cascais	Portugal	100.000000
Arcelor FCS Commercial Schweiz AG, Wettingen	Switzerland	99.950000
Arcelor FCS Commercial Sweden AK, Stockholm	Sweden	100.000000
Arcelor FCS Commercial UK Ltd, Solihull-West	United Kingdom	100.000000
Arcelor Germany Services GmbH, Berlin	Germany	100.000000
Arcelor Grundstücksverwaltung Neckarsulm GmbH, Ratingen	Germany	100.000000
Arcelor Grundstücksverwaltung Thüringen GmbH, Ratingen	Germany	100.000000
Arcelor Holding Mexico SA, Mexico DF	Mexico	100.000000
Arcelor Inoxidables de Mexico SA, Mexico DF	Mexico	99.999971
Arcelor Insurance Belgium NV, Gent	Belgium	100.000000
Arcelor Insurance Consultants SA, Luxembourg	Luxembourg	100.000000
Arcelor International (Proprietary) Ltd, Sandton	South Africa	100.000000
Arcelor International Africa SA, Casablanca	Morocco	99.966102
Arcelor International Baltics OÜ, Tallinn	Estonia	100.000000
Arcelor International Celik Dis Ticaret AS, Istanbul	Turkey	99.755555
Arcelor International Norway AS, Oslo	Norway	100.000000
Arcelor International Steel Trading Shanghai Co. Ltd, Shanghai	China	100.000000
Arcelor International Ukraine Tob, Kyiv	Ukraine	100.000000
Arcelor IT & IS Italia Srl, Piombino	Italy	100.000000
Arcelor Italia Srl, Piombino	Italy	100.000000
Arcelor Logistics Belgium NV, Antwerpen	Belgium	99.999999
Arcelor Logistics Brazil Ltda, São Paulo	Brazil	100.000000
Arcelor Logistics France SA, Puteaux	France	99.935135
Arcelor Logistics Italia Srl, Milano	Italy	100.000000
Arcelor Logistics USA Llc, New York	United States	100.000000
Arcelor Long Commercial Austria GmbH, Salzburg	Austria	100.000000
Arcelor Long Commercial Denmark AS, Kobenhavn	Denmark	100.000000
Arcelor Long Commercial Finland OY, Helsinki	Finland	100.000000
Arcelor Long Commercial Norway AS, Oslo	Norway	100.000000
Arcelor Long Commercial Polska Spzoo, Katowice	Poland	100.000000
Arcelor Long Commercial Sweden AB, Stockholm	Sweden	100.000000
Arcelor Metal Endüstri Ve Ticaret AS, Istanbul	Turkey	100.000000
Arcelor Négoce Distribution - Europe Est SA, Luxembourg	Luxembourg	100.000000
Arcelor Négoce Distribution China Holding Ltd, Wanchai	China	100.000000
Arcelor Packaging International Belgium NV, Sint-Niklaas	Belgium	100.000000
Arcelor Processing Sas, Reims	France	100.000000
Arcelor Projects Pte Ltd, Singapore	Singapore	90.000000
Arcelor Projects UK Ltd, Oll Kent	United Kingdom	99.991000
Arcelor Rebar Commercial SA, Rodange	Luxembourg	100.000000
Arcelor Rebar Commercial Deutschland GmbH, Waldems-Bermbach	Germany	100.000000
Arcelor Research Liège Scrl, Liège	Belgium	100.000000
Arcelor RPS Italia Srl, Torino	Italy	100.000000
Arcelor RPS UK Ltd, Solihull	United Kingdom	100.000000
Arcelor Sections Commercial Austria GmbH, Salzburg	Austria	100.000000
Arcelor Sections Commercial Benelux BV, Rotterdam	Netherlands	100.000000
Arcelor Sections Commercial Deutschland GmbH, Köln	Germany	100.000000
Arcelor Sections Commercial France SA, Puteaux	France	99.990000

Company name	Country	Percentage of capital held control (%)
Arcelor Sections Commercial Italia Srl, Torino	Italy	100.000000
Arcelor Sections Commercial Schweiz AG, Basel	Switzerland	100.000000
Arcelor Sections Commercial UK Ltd, Birmingham	United Kingdom	100.000000
Arcelor Servicios SA, Queretaro	Mexico	100.000000
Arcelor Slovakia Ssc, Senica	Slovakia	100.000000
Arcelor SSC Development Aiguebelle Sas, Aiguebelle	France	85.000000
Arcelor SSC Italia Srl, Milano	Italy	100.000000
Arcelor SSC Salvatierra SL, Salvatierra	Spain	100.000000
Arcelor Stainless (China) Company Ltd, Tsim Sha Tsui	China	99.900000
Arcelor Stainless Australia Pty Ltd, Southport	Australia	100.000000
Arcelor Stainless Canada Inc., Burlington	Canada	100.000000
Arcelor Stainless India Private Ltd, Mumbai	India	99.999633
Arcelor Stainless International – Korea Branch BO, Seoul	South Korea	100.000000
Arcelor Stainless Singapore Pte Ltd, Singapore	Singapore	100.000000
Arcelor Systems España SL, Gozón	Spain	100.000000
Arcelor Technologies Belgium SA, Flémalle	Belgium	100.000000
Arcelor Technologies España SL, Gozón	Spain	100.000000
Arcelor Turkey Holding (Luxembourg) Sàrl, Luxembourg	Luxembourg	100.000000
Arceo SA, Flémalle	Belgium	65.163934
Arceval SA, Bruxelles	Belgium	100.000000
Armar Prestacão de Servicos Ltda, São Paulo	Brazil	99.999996
Armasteel SA, Wavre	Belgium	100.000000
Armatures SA, Pontpierre	Luxembourg	100.000000
Association Coopérative Zélandaise de Carbonisation BV, in liquidation, Terneuzen	Netherlands	100.000000
Assuraciers Snc, Puteaux	France	100.000000
Beijing Arcelor Shougang Steel Construction Co. Ltd, Beijing	China	70.000000
Belgo Trade SA, Luxembourg	Luxembourg	100.000000
Bemex Belgo-Mineira Comercial Exportadora SA, Belo Horizonte	Brazil	100.000000
Beriso SA, en liquidation, Bruxelles	Belgium	100.000000
Blahove BV, Amsterdam	Netherlands	97.500000
Bme Belgo-Mineira Engenharia Ltda, Belo Horizonte	Brazil	100.000000
Bms Belgo-Mineira Sistemas SA, Belo Horizonte	Brazil	100.000000
Bometal NV, Mechelen	Belgium	100.000000
Brema Warmwalz GmbH, Bremen	Germany	100.000000
Broyeur Charbon de Fos Sas, Puteaux	France	100.000000
C3S Sàrl, Puteaux	France	100.000000
CDSA SA, Buenos Aires	Argentina	100.000000
Centre Auvergne Pliage Sas, Puteaux	France	100.000000
Cepi Services SA, Flémalle	Belgium	100.000000
Cfa Management Inc., Granby	Canada	100.000000
Changzhou Uginox Products Company Ltd, Jiang Su	China	90.000000
Circuit Foil Asia Pacific (Hongkong) Ltd, Kwai Chung	China	75.000000
Circuit Foil Asia Pacific (Zhangjiagang) Ltd, Zhangjiagang	China	100.000000
Circuit Foil Engineering Sàrl, Weidingen/Wiltz	Luxembourg	100.000000
Circuit Foil Trading USA Inc., Glenside	United States	100.000000
Circuit Foil UK Ltd, Carlisle	United Kingdom	100.000000
Cofralux SA, Differdange	Luxembourg	100.000000
Cogeaf NV, Schoten	Belgium	95.933333
Color Profil GmbH, München	Germany	100.000000
ColorProfil Ltd, Moscou	Russian Federation	100.000000
Cordelia SA, Puteaux	France	99.998000
Corea SA, Senningerberg	Luxembourg	100.000000
Corporations Efficency Growth Through Information Systems Scrl, Ougrée	Belgium	88.362069
Crois-sens Scrl, Ougrée	Belgium	99.733333
Csn Chrome SA, Liège	Belgium	100.000000
Dania Grundstückverwaltungs-GmbH, Köln	Germany	100.000000
Daval Nederland BV, Amsterdam	Netherlands	100.000000
Dencrest Limited Plc, Nicosia	Cyprus	100.000000
Dh - Sollac Beteiligung GmbH, Stuttgart	Germany	100.000000
Didier-M&P Energietechnik GmbH, Wiesbaden	Germany	100.000000
Dikema Projecten BV, Born	Netherlands	100.000000
Distrisid Sàrl, Vitry sur Seine	France	99.750000
e-Arbed Distribution SA, Esch s/Alzette	Luxembourg	100.000000

Company name	Country	Percentage of capital held control (%)
EBT - Electron Beam Technology GmbH, Bremen	Germany	100.000000
Efoam SA, Luxembourg	Luxembourg	100.000000
Eisenhüttenstädter Schlackenaufbereitungund Umwelttechnik GmbH, in liquidation, Eisenhüttenstadt	Germany	100.000000
Eko Feinblechhandel GmbH, Eisenhüttenstadt	Germany	100.000000
Eko Ferrit GmbH, Eisenhüttenstadt	Germany	100.000000
Eko Handelsunion GmbH, in liquidation, Eisenhüttenstadt	Germany	100.000000
Eko Nederland BV, Bennebroek	Netherlands	100.000000
Eko Recycling GmbH, Eisenhüttenstadt	Germany	100.000000
Eko Recycling Cottbus GmbH, Cottbus	Germany	75.000000
Eko Stahl Spzoo, Slubice	Poland	100.000000
Eko Transportgesellschaft mbH, Eisenhüttenstadt	Germany	100.000000
Ekosto NV, Sint Gillis Waas	Belgium	100.000000
Electro Holding Company SA, Luxembourg	Luxembourg	100.000000
Esp Vertrieb Deutschland GmbH, Köln	Germany	100.000000
Estate Wire Ltd, Sheffield	United Kingdom	100.000000
Euro Cubage Services Sas, in liquidation, Ennery	France	100.000000
Fabest Sas, Ludres	France	100.000000
Fbh Eko Feinblechhandel GmbH, Burbach	Germany	100.000000
Ferrometalli-Safem Commerciale Spa, Milano	Italy	100.000000
Ferrometalli Plaques et Découpes Srl, Calderara di reno	Italy	100.000000
Fers et Maintenance Industriels Sàrl, Pont sur Sambre	France	100.000000
Fersthal Sagl, Lugano	Switzerland	99.000000
Fi 2000 Sas, Limas	France	100.000000
Finansider SA, Puteaux	France	99.999004
Firma Kama Spzoo, Syców	Poland	100.000000
Forschungs-und Qualitätszentrum Brandenburg GmbH, Eisenhüttenstadt	Germany	100.000000
Frecolux SA, Luxembourg	Luxembourg	99.999915
Galva Service Réunion Sas, Saint Paul	France	100.000000
Gecs SA, Puteaux	France	99.940000
Geopar SA, in liquidation, Couillet	Belgium	50.950604
Gepor Sas, Illange	France	100.000000
Gie Primus®fonte, Luxembourg	Luxembourg	100.000000
H & E SA, Puteaux	France	100.000000
Haidon Hubin SA, Liège	Belgium	100.000000
Haironville Bohemia Sro, Ceske Budejovice	Czech Republic	100.000000
Haironville Danmark AS, Rodovre	Denmark	100.000000
Haironville do Brasil Industria e Comercio Lta, São Paulo	Brazil	100.000000
Haironville Guyane Sas, Cayenne	France	100.000000
Haironville Hungaria Kft, Budapest	Hungary	100.000000
Haironville Nederland BV, Tiel	Netherlands	100.000000
Haironville Norge AS, Vestby	Norway	100.000000
Haironville Polska Spzoo, Poznan	Poland	100.000000
Haironville Slovensko Sro, Bratislava	Slovakia	100.000000
Haironville Sverige AB, Karlstad	Sweden	100.000000
Hein, Lehmann Montage GmbH, Ratingen	Germany	100.000000
Homburger Rohrenwerk GmbH, Homburg	Germany	100.000000
Hughes and Spencer Steel Ltd, Willenhall	United Kingdom	99.992672
Huta Serwis Spzoo, Warszawa	Poland	100.000000
Huta Warszawa Spzoo, Warszawa	Poland	100.000000
Icpe Immob.du Centre Polyv.de l'Enfance Sàrl, Luxembourg	Luxembourg	100.000000
Imhua Special Metal Co. Ltd, Foshan	China	65.000000
Immobilière Campus Sàrl, Luxembourg	Luxembourg	100.000000
Immobilière Cité Judiciaire 2025 Sàrl, Luxembourg	Luxembourg	100.000000
Immobilière Contourdiff Sàrl, Luxembourg	Luxembourg	100.000000
Immobilière Drai Eechelen Sàrl, Luxembourg	Luxembourg	100.000000
Immobilière Justicia 2026 Sàrl, Luxembourg	Luxembourg	100.000000
Immobilière Tudor Sàrl, Luxembourg	Luxembourg	100.000000
Imphy Deutschland GmbH, Erkrath	Germany	100.000000
Imphy Far East Co. Ltd, Kowloon	China	99.993103
Imphy Italiana Srl, Torino	Italy	100.000000
Imphy Service Snc, Puteaux	France	100.000000
Imphy Ugine Precision BV, Amsterdam	Netherlands	100.000000

Company name	Country	Percentage of capital held control (%)
Imphy Ugine Precision Espana SA, Viladecans	Spain	100.000000
Imphy Ugine Precision Switzerland SA, Préverenges	Switzerland	94.000000
Imphy Ugine Precision UK Ltd, Buckinghamshire	United Kingdom	100.000000
Industeel Canada Inc., Montréal	Canada	100.000000
Industeel Deutschland GmbH, Grevenbroich	Germany	100.000000
Industeel Italia Srl, Milano	Italy	100.000000
Industeel UK Ltd, Worcester	United Kingdom	100.000000
Inspection, Protective Survey and Certification Bureau – Insurec SA, Bruxelles	Belgium	100.000000
Instituto Técnico de la Estructura del Acero SL, Villafranca de Ordizia	Spain	69.750000
Intersteel BV, Rotterdam	Netherlands	100.000000
Isc Holdings Inc., New York	United States	100.000000
Itaúna Siderúrgica Ltda, Itaúna	Brazil	100.000000
IUP Deutschland GmbH, Erkrath	Germany	100.000000
JH Group Sci, Yutz	France	100.000000
K.I.V. I NV, Genk	Belgium	99.998951
Kempes & Koolen Bouwsystemen BV, Tiel	Netherlands	100.000000
Klinger & Partner Profilvertrieb-Verkauf-GmbH, München	Germany	100.000000
Kontirom Trade Spa, Pantalimon	Romania	99.999642
Krisper Doo, Kranj	Slovenia	100.000000
Kwaliteitsbeheer voor Stortplaatsen NV, Gent	Belgium	100.000000
L'équipement par l'acier inoxydable SA, Puteaux	France	99.833000
Lapandry Acier Sàrl, Casablanca	Morocco	100.000000
Lasram Technology Kft, Szentendre	Hungary	100.000000
Le Fer à Béton Sas, Yutz	France	100.000000
Luxembourg Steel (Si Chuan) Co. Ltd, Chengdu	China	100.000000
Marocacier SA, Luxembourg	Luxembourg	100.000000
Matthey & Pum SA, Reims	France	100.000000
Matthey Iberica Comercial Tubo Inoxidable SL, Barcelona	Spain	100.000000
Matthey UK Ltd, Dudley	United Kingdom	100.000000
Matthey US Llc, New York	United States	100.000000
Mecachim SA, Lusignan	France	99.833333
Memnous SA, Puteaux	France	100.000000
Metaalzetterij de Betuwe BV, Tiel	Netherlands	100.000000
Metal Presse Sàrl, Puteaux	France	99.800000
Midi Aciers Profils Génie Civil SA, Beauzelle	France	99.995872
Nango SA, Puteaux	France	99.842932
Norsteel Corp. Inc., New York	United States	100.000000
Ocas GmbH, Bremen	Germany	100.000000
Orsane SA, Puteaux	France	99.837838
Osirus SA, Puteaux	France	99.760000
P.P.Z. Crapex Spzoo, Krakow	Poland	100.000000
P.P.Z. Silscrap Spzoo, Bielsko Biala	Poland	100.000000
Palfroid SA, Carignan	France	99.993879
Panneaux Frigorifiques Français Sas, Val d'Ize	France	100.000000
Panneaux Sandwich Guadeloupe SA, Baie Mahault	France	99.993750
Paul Wurth AS, Ostrava	Czech Republic	100.000000
Paul Wurth Inc., Canonsburg	United States	100.000000
Paul Wurth Ltd, Burlington	Canada	100.000000
Paul Wurth Belgium SA, Bruxelles	Belgium	100.000000
Paul Wurth de Chile Ltda, Santiago	Chile	100.000000
Paul Wurth do Brasil Tecnologia e Equipamentos Para Metalurgia Ltda, Belo Horizonte	Brazil	100.000000
Paul Wurth Iberica Srl, Gijón	Spain	100.000000
Paul Wurth India Plc, New Delhi	India	100.000000
Paul Wurth International SA, Luxembourg	Luxembourg	100.000000
Paul Wurth Italia Spa, Genova	Italy	100.000000
Paul Wurth Metal Technology Co. Ltd, Beijing	China	100.000000
Paul Wurth Umwelttechnik GmbH, Essen	Germany	100.000000
Perry Investments Ltd, Willenhall	United Kingdom	100.000000
Philaeus SA, Puteaux	France	99.842932
Plaques et Découpes Services SA, Eupen	Belgium	100.000000
Pliage Midi Pyrenees Sas, La Magdeleine sur Tarn	France	100.000000
Plima Sas, Mallemort	France	100.000000
Plon Pliage Service Sas, Vitrolles	France	100.000000

Company name	Country	Percentage of capital held control (%)
Pre-Finished Steels Ltd, Willenhall	United Kingdom	100.000000
Prekon Spzoo, Starachowice	Poland	100.000000
Primorec SA, Differdange	Luxembourg	100.000000
Profilage de la Martinique Sas, Fort-de-France	France	100.000000
Profilage de Saint-Martin Sas, Saint Martin	France	100.000000
Profilage Dominicana SA, Santo Domingo	Dominican Republic	87.025547
Profistahl-Centrum Thüringen GmbH, Saalfeld	Germany	100.000000
Promo Pum Sas, Reims	France	100.000000
Qualifizierungszentrum der Wirtschaft GmbH, Eisenhüttenstadt	Germany	100.000000
Ramrod Welding Products Ltd, Glasgow	United Kingdom	100.000000
Retrimeuse Scrl, Seraing	Belgium	76.000000
Rwm Rohrwerke Muldenstein GmbH, in bankruptcy, Muldenstein	Germany	100.000000
Safem Distribuzione Srl, Tavagnacco	Italy	100.000000
Safem Servizi Srl, Padova	Italy	100.000000
Sci des 1 et 3 de la place Max Rousseaux, Reims	France	100.000000
Sci Espace Saint Léonard, Nantes	France	100.000000
Sibral Participações Ltda, Belo Horizonte	Brazil	100.000000
Sidlease NV, Gent	Belgium	100.000000
Sidmar Finance (Groupe Arbed) SA, Luxembourg	Luxembourg	100.000000
Sirus Sas, Saint Ouen l’Aumone	France	100.000000
Sitek Srl, Torino	Italy	95.000000
Skyline Comercial de Mexico SA, Mexico DF	Mexico	100.000000
SLP - Société Lorraine de Plaques SA, Basse-Ham	France	99.760000
Sobesteel SA, Wavre	Belgium	100.000000
Société Carolorégienne de Cokéfaction SA, in liquidation, Liège	Belgium	85.785133
Société Civile Immobilière du 3 rue de l’industrie à Basse-Yutz, Yutz	France	100.000000
Société de Gestion pour la Protection Sociale SA, Puteaux	France	99.800000
Société des Mines d'Ottange II Sàrl, ceasing operations, Yutz	France	99.966667
Société des Mines de Sacilor - Lormines SA, Puteaux	France	100.000000
Société Immobilière Audunoise SA, Audun le Tiche	France	99.955057
Société Immobilière du Fort Thüngen Sàrl, Luxembourg	Luxembourg	60.000000
Société Nouvelle de Participation dans les Produits Plats SA, Puteaux	France	99.760000
Société pour la Réalisation d'Etudes Techn. et Econom. en Sidérurgie Sàrl, Puteaux	France	76.300000
Sollac Acos SA, Lisboa	Portugal	99.200000
Solvi Sas, Puteaux	France	100.000000
Stahlhandel Burg GmbH, Burg	Germany	100.000000
Steel Finance Center NV, Geel	Belgium	100.000000
Steelhold Plc, St Albans	United Kingdom	99.999997
Steelinter (UK) Ltd, St Albans	United Kingdom	100.000000
Sylar SA, Puteaux	France	99.837838
Tailor Steel Deutschland GmbH, Bremen	Germany	100.000000
Tôlerie Industrielle et Agricole du Centre Sas, Herbault	France	100.000000
TradeArbed Deutschland GmbH, Köln	Germany	100.000000
TradeArbed España SA, Madrid	Spain	100.000000
TradeArbed France SA, Paris	France	99.900000
Trans Ocean Logistics BV, Ijssel	The Netherlands	100.000000
TrefilArbed (UK) Ltd, Nantwich	United Kingdom	100.000000
TrefilArbed Benelux BV, s'Hertogenbosch	Netherlands	100.000000
TrefilArbed CR Sro, Cheb	Czech Republic	80.000000
TrefilArbed Deutschland GmbH, Köln	Germany	100.000000
TrefilArbed France SA, Vincennes	France	99.828571
TrefilArbed Greenhouse SA, Bissen	Luxembourg	80.000000
TrefilArbed Grembergen SA, ceasing operations, Luxembourg	Luxembourg	100.000000
TrefilArbed Italia Srl, in liquidation, Milano	Italy	100.000000
TrefilArbed Sales Holding Sàrl, Bissen	Luxembourg	100.000000
TrefilArbed Solarhouse Kft, Kecskemet	Hungary	53.333333
TrefilArbed Welding NV, in bankruptcy, Gent	Belgium	100.000000
Tubes & Formes SA, Puteaux	France	99.800000
Tubeurop Deutschland GmbH, Homburg	Germany	100.000000
Uci SA, Fleurus	Belgium	70.000000
Uf Aciers - Groupe Industeel Sas, Puteaux	France	100.000000
Ugine & Alz Austria GmbH, Ansfelden	Austria	100.000000
Ugine & Alz Nordic AB, Eskilstuna	Sweden	100.000000

Company name	Country	Percentage of capital held control (%)
Ugine & Alz Polska Spzoo, Bytom	Poland	100.000000
Ugine & Alz Praha Sro, Praha	Czech Republic	100.000000
Ugine & Alz Switzerland SA, Niederhasli	Switzerland	100.000000
Ugine & Alz UK Ltd, Nottingham	United Kingdom	100.000000
Ugine Nederland BV, in liquidation, Amsterdam	Netherlands	100.000000
Ugine Portugal Spq, Lisboa	Portugal	98.000000
Ugine Savoie Italia Srl, Peschiera Borromeo	Italy	100.000000
Uginox Vietnam Company Ltd, Trung Trac	Vietnam	70.000000
Ugitech Asia Ltd, Wanchai	China	100.000000
Ugitech Iberica SA, Barcelona	Spain	100.000000
Ugitech Switzerland SA, Bevilard	Switzerland	99.998519
Ugitech UK Ltd, Birmingham	United Kingdom	99.999960
Uniba SA, Puteaux	France	64.000000
Unikonti Llc, Beograd	Serbia & Montenegro	51.000000
Union des Consommateurs de Ferrailles de France SA, Puteaux	France	99.960000
United Continental Steels Ltd, Hatfield	United Kingdom	100.000000
USB Unterwellenborner Schneidbetrieb GmbH, Unterwellenborn	Germany	100.000000
Usinor Achats Snc, in liquidation, Puteaux	France	100.000000
Usinor Industeel (Iberica) SA, St. Cugat del Valles	Spain	100.000000
Usinor Industeel Nordic AB, Vastra Frolunda	Sweden	100.000000
Usinor UK Ltd, St Albans	United Kingdom	100.000000
Valacier Sas, Reims	France	100.000000
Verwaltungsgesellschaft RAG-Beteiligung mbH, Essen	Germany	65.000000
Vikam Praha AS, Praha	Czech Republic	100.000000
Vulcain Holding SA, Seraing	Belgium	100.000000
Vulkan Energiewirtschaft Oderbrücke GmbH, Eisenhünttenstadt	Germany	51.000000
Wellstead Ltd, Dublin	Ireland	100.000000
Willenhall Steel Stockholders Ltd, Willenhall	United Kingdom	100.000000
Ymos Belgium SA, Couillet	Belgium	100.000000
Zeeland Participatie BV, Terneuzen	Netherlands	100.000000

Associated companies not consolidated
72 companies

Company name	Country	Percentage of capital held control (%)
Adfad Cockerill Ltd, Lagos	Nigeria	40.000000
Alberteum Aedes Scientiae SA, in liquidation, Bruxelles	Belgium	45.000000
Arcelor Construction Magreb SA, Ben Arous	Tunisia	49.999000
Bamesa Celik Servis Sanayii Ticaret AS, Orhangazi	Turkey	39.990700
CAIT Llc, Baltimore	United States	50.000000
Cjsc “Severgal” Ltd, Cherepovets	Russian Federation	25.010000
Compagnie des Fers Sàrl, dormant, Lyon	France	50.000000
Comptoir Belge des Cokes Scrl, in liquidation, Bruxelles	Belgium	20.130000
Considar do Brasil Ltda, Belo Horizonte	Brazil	20.000000
Considar Far East Ltd, in liquidation, Hong Kong	China	50.000000
Dikema Steel Sdn Bhd, Kuala Lumpur	Malaysia	30.000000
Enersid SA, Paris	France	49.800000
Ensilectric SA, Llanera	Spain	40.000000
Erzkontor Ruhr GmbH, Essen	Germany	33.333023
Espra Sas, Puteaux	France	35.000000
Euratool SA, Raismes	France	24.901639
Forges Profil AG, Kirchdorf	Switzerland	25.000000
Forschungs und Qualitatszentrum Oderbrucke GmbH, Eisenhüttenstadt	Germany	24.000000
Fti Faserbetontechnik GmbH, St.Florian a/Inn	Austria	33.333333
Global Facilities SA, Luxembourg	Luxembourg	33.333333
Groupe Alliance Métal SA, Arnas	France	34.018280
Immobilière 2007 Sàrl, Luxembourg	Luxembourg	50.000000
Innovative Gasverwertungs-GmbH, ceasing operations, Bremen	Germany	50.000000
IUP Jindal Metals & Alloys Ltd, New Delhi	India	27.000000
Kaag Management CV, Gentbrugge	Belgium	33.880000
Kanzen Stainless Processors Sdn Bhd, Kuala Lumpur	Malaysia	30.000000

Company name	Country	Percentage of capital held control (%)
Kr Wertstoffaufbereitungs-GmbH, Bremen	Germany	25.100000
La Filière Bois Scrl, Ougrée	Belgium	33.333333
La Revue de Métallurgie SA, Puteaux	France	43.044000
Laser Welded Blanks Ltd, London	United Kingdom	50.000000
Les Haultes Trixhes Scrl, Flémalle	Belgium	22.860838
Luxcontrol SA, Esch s/Alzette	Luxembourg	22.000000
Nord-Chrome Snc, Grande Synthe	France	50.000000
Oriental Sheet Piling Pte Ltd, Singapore	Singapore	49.000000
Oriental Sheet Piling Sdn Bhd, Petaling Jaya	Malaysia	25.000000
Pbm Picchioni BM Distr. de Tít. e Val. Mobil. SA, Belo Horizonte	Brazil	48.999991
Perfilor SA, São Paulo	Brazil	38.395115
Phenix Rousies SA, Rousies	France	25.565161
Portal NV, in liquidation, Bruxelles	Belgium	39.999988
Profilage Océan Indien SA, Riche Terre	Mauritius	49.000000
Promopanel Srl, Piombino	Italy	50.000000
Retrival Scrl à finalité sociale, Couillet	Belgium	33.311111
Rolanfer Recyclage SA, Yutz	France	40.000000
Sci Kuntzig, Yutz	France	50.000000
Shanghai Baosteel & Arcelor Tailor Metal Co. Ltd, Shanghai	China	25.000000
Société de Canal des Mines de Fer de la Moselle Sas, Metz	France	25.913497
Société de développement AGORA Sàrl, Esch s/Alzette	Luxembourg	50.000000
Société de développement AGORA Sàrl et Cie, Esch s/Alzette	Luxembourg	49.964589
Société de Pose Armatures Travaux Publics Sàrl, Marignane	France	37.500000
Société des Arquebusiers de la Ville de Luxembourg SA, in liquidation, Luxembourg	Luxembourg	33.391710
Société du Port Fluvial de Mertert SA, Mertert	Luxembourg	40.000000
Société du Train à Fil de Schifflange SA, Esch s/Alzette	Luxembourg	25.000000
Société Liègeoise de Gestion Foncière SA, Liège	Belgium	50.000000
Sodie SA, Paris	France	44.999333
Sorealor Sàrl, Saint Laurent du Var	France	33.333333
Sorepark SA, Hagondange	France	26.295794
Steel 24-7 NV, Drogenbos	Belgium	25.000000
Steeltrack SA, Puteaux	France	33.296296
Studiengesellschaft für Eisenerzaufbereintung GbR, Liebenburg	Germany	33.320000
Telindus SA, Strassen	Luxembourg	35.307000
TMT - Tapping Measuring Technology GmbH, Siegen	Germany	50.000000
TMT - Tapping Measuring Technology Sàrl, Luxembourg	Luxembourg	50.000000
TradeArbed Mexico SA, ceasing operations, Mexico DF	Mexico	49.000000
Tramway Sàrl, Saint Julien lès Metz	France	22.857143
Union pour la promotion des industries de l'Appertisé Sàrl, Paris	France	33.333333
Union pour le service de l'électricité SA, in liquidation, Briey	France	43.300000
United Slitting Services Ltd, Halesowen	United Kingdom	39.000000
Wansey Limited Plc, Limasol	Cyprus	50.000000
- and its subsidiary Ooo TA Cord Ltd, Orel	Russian Federation	100.000000
Weserport GmbH, Bremen	Germany	49.000000
WKS Pty. Ltd, Wollongong	Australia	33.333333
WSA - Warehouses Service Agency Sàrl, Sanem	Luxembourg	25.000000

Note 32 – Significant differences between IFRS and U.S. GAAP

The Group’s consolidated financial statements have been prepared in accordance with IFRS which, differs in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The effects of the application of U.S. GAAP to consolidated net income for each of the years ended December 31, 2005 and 2004, as determined under IFRS, are set out in the table below:

in EUR million, except per share data	31 December 2005	31 December 2004
Net profit (Group share), as reported under IFRS	3,846	2,290

U.S. GAAP adjustments:
(a) Business combinations	283	80
(b) Pensions and other postretirement benefits	98	(180)
(c) OCEANEs (convertible bonds)	50	26
(d) Impairment of tangible and intangible assets	(188)	(139)
(e) Deferred income tax effect on adjustments	17	113
(f) Effect of minority interests on adjustments	(86)	2

Total U.S. GAAP adjustments	174	(98)

Net income, as determined under U.S. GAAP	4,020	2,192

Basic earnings per share, as determined under U.S. GAAP	6.55	4.03

Diluted earnings per share, as determined under U.S. GAAP	6.16	3.63

The effects of the application of U.S. GAAP to consolidated shareholders' equity as of December 31, 2006 and 2005, as determined under IFRS, are set out in the table below:

in EUR million	31 December 2005	31 December 2004
Consolidated shareholders’ equity, as reported under IFRS	17,633	12,227
Less: minority interests, as reported under IFRS	(2,524)	(1,415)

Consolidated shareholders’ equity excluding minority interests, as determined under IFRS	15,109	10,812

U.S. GAAP adjustments:
(a) Business combinations	(1,194)	(1,045)
(b) Pensions and other postretirement benefits	(171)	(269)
(c) OCEANEs (convertible bonds)	79	29
(d) Impairment of tangible and intangible assets	14	202
(e) Deferred income tax effect on adjustments	180	165
(f) Effect of minority interests on adjustments	179	(97)

Total U.S. GAAP adjustments	(913)	(1,015)

Shareholders’ equity, as determined under U.S. GAAP	14,196	9,797

(a)	Business combinations

The Group has made a number of acquisitions, including several acquisitions that were effected over a period of time. The aggregate adjustment for business combinations presented in the tables above consists of the following adjustments:

	Year Ended		As of
in EUR million	31 December 2005	31 December 2004	31 December 2005	31 December 2004
U.S. GAAP adjustments:
Formation of Arcelor (1)	21	21	(168)	(190)
Cockerill Sambre (2)	170	171	(512)	(682)
CST (3)	34	(92)	(357)	(156)
Acesita (4)	89	—	(212)	28
Other (5)	(31)	(20)	55	(45)

Total U.S. GAAP adjustments (before income taxes and minority interest)	283	80	(1,194)	(1,045)

Effect of minority interest on above adjustments	(86)	2	179	(97)
Deferred income tax effect on above adjustments	(20)	(17)	149	169

Total U.S. GAAP adjustments (after income taxes and minority interest)	177	65	(866)	(973)

General differences on business combination accounting

IFRS

Under IFRS, business combinations are accounted for as purchases whereby the cost of an acquired company is assigned to the tangible and intangible assets acquired and liabilities assumed on the basis of their fair values at the date of acquisition. Any excess of purchase price over the fair value of the tangible and intangible assets acquired is allocated to goodwill, which, though amortized over the expected useful life of the acquired goodwill prior to January 1, 2004 is no longer subject to amortization following the adoption of IFRS 3. Similarly, for acquisitions occurring after January 1, 2004, any excess of the fair value of acquired net assets over the acquisition cost (negative goodwill) is now recognized immediately as income. For acquisitions occurring prior to January 1, 2004, any excess of the fair value of acquired net assets over the acquisition cost (negative goodwill) was generally recognized in income ratably over the weighted average useful life of the identifiable amortizable/depreciable assets acquired. Upon adoption of IFRS 3 as of January 1, 2004, any remaining unamortized negative goodwill was recognized directly in equity.

When an acquisition is completed by a series of successive transactions, each transaction is considered individually for the purpose of the determination of the fair value of the net assets acquired and, accordingly, for the goodwill associated with the acquisition. When a transaction results in the Group taking control over the acquired entity, the interest previously held in that entity, the currently acquired interest and the remaining minority interest, if any, are all re-valued on the basis of the fair value of the individual assets and liabilities acquired at that date. Revaluation adjustments related to previously held interests are recorded directly in equity. Acquisitions of minority interests subsequent to the date that the Group initially obtained control of the entity are treated as shareholder transactions with any differential between the consideration paid and the recorded amount of the minority interest charged or credited directly to shareholders’ equity.

U.S. GAAP

Under U.S. GAAP, business combinations are accounted for as purchases whereby the cost of an acquired company is assigned to the tangible and intangible assets acquired and liabilities assumed on the basis of their fair values at the date of acquisition. Any excess of purchase price over the fair value of the tangible and intangible assets acquired is allocated to goodwill, which is not subject to amortization after January 1, 2002. Any excess of the fair value of acquired net assets over the acquisition cost (negative goodwill) is allocated on a pro rata basis to reduce the amount allocated to non-current, non-monetary assets until such assets are reduced to zero. Any remaining excess is recognized immediately as an extraordinary gain.

When a company, through a series of two or more purchases, acquires sufficient interest in an investee to either consolidate it as a subsidiary or account for the investment under the equity method, specific assessment of goodwill (negative goodwill) acquired is necessary for each step of the purchase. The acquisition cost is identified for each step of the purchase and is compared with the acquirer’s proportionate share of the fair value of the underlying assets acquired and liabilities assumed in that step. Any goodwill or negative goodwill resulting from each step is accounted for on a similar basis to that described above for 100% acquisitions.

Additional information with respect to the specific differences between IFRS and U.S. GAAP for certain of the Group's significant business combinations is provided below.

Other than the general differences on business combinations noted above, the following additional differences were noted on the specific transactions:

(1) Formation of Arcelor

Under IFRS, the transaction that consisted of the combination of Usinor, Aceralia and Arbed and resulted in the creation of Arcelor (the “Formation”) was accounted for under IFRS as an acquisition of Aceralia and Arbed by Usinor. The value of the consideration paid was calculated on the basis of the average fair value of the Usinor shares between the opening and closing of the Arcelor public exchange offer and resulted in negative goodwill of EUR 432 million, which was recorded as a credit balance on the balance sheet in accordance with IAS 22. Through December 31, 2003, a portion of this amount was reversed as restructuring and other expenses were incurred following the Formation and the remainder was amortized to income over the weighted-average remaining useful life of the fixed assets acquired in connection with the Formation. As of January 1, 2004, following the early adoption of IFRS 3, the remaining unamortized balance of EUR 74 million of negative goodwill was transferred to shareholders’ equity.

Under U.S. GAAP, the Formation of Arcelor was also accounted for as a purchase of Aceralia and Arbed by Usinor. However, the value of the consideration paid was calculated on the basis of the fair value of the Usinor shares a few days before and after the date on which the final terms of the Formation were agreed to and announced, resulting in additional consideration recorded of EUR 61 million. Provisions for restructuring costs of EUR 210 million were recorded under U.S. GAAP. The remaining negative goodwill balance of EUR 161 million was allocated on a pro rata basis to reduce the amount allocated to non-current assets and is being recognized in income through reduced depreciation charges over the 12-year weighted average useful life of the fixed assets acquired.

(2) Cockerill Sambre

The aggregate difference between IFRS and U.S. GAAP for Cockerill Sambre business combination, relates to differences as described above in the ‘General differences in business combination accounting.’

(3) CST

Prior to 2004, CST was an equity-method investee, with control acquired through a series of step acquisitions in 2004. In addition to certain of the general differences described above related to business combinations (e.g. treatment of negative goodwill and accounting for step acquisitions), the aggregate adjustment for business combinations (CST) presented in the tables above also include an adjustment for the impact of the put and call options.

In October 2004, pursuant to an existing combination put-call agreement with one of CST's minority shareholders, the Group committed to exercise its option to acquire an additional 25% of CST's outstanding common shares upon expiration of the existing shareholders' agreement in June 2005. Under IFRS, the Group accounted for the transaction as an acquisition of the minority interest in October 2004, and recognized a liability for the exercise price at that date and consolidated CST based on its ownership interest, including the 25% subject to the option, also from that date. Under U.S. GAAP, the option transaction is accounted for as the acquisition of minority interests in June 2005 upon exercise of the call option. Accordingly, under U.S. GAAP this adjustment reverses the liability of EUR 141 million at December 31, 2004 recognized for IFRS purposes and re-instates the minority interest of EUR 183 million at December 31, 2004 on the balance sheet and income statement until the option is exercised in June 2005.

(4) Acesita

Prior to 2005, Acesita was an equity-method investee, with control acquired in October 2005. In addition to certain of the general differences described above related to business combinations (e.g. treatment of negative goodwill and accounting for step acquisitions), the aggregate adjustment for business combinations (Acesita) presented in the tables above also includes adjustments for the differences in the purchase price allocation in relation to the asset ceiling limitation for pensions under IFRS.

Under IFRS, the Group accounts for its pension and postretirement benefit plans in accordance with IAS 19 (Revised), Employee Benefits. Where actuarial calculations pursuant to IAS 19 (Revised) result in a surplus (excess of the fair value of the plan assets over the present value of the defined benefit obligation), the asset that may be recorded by an entity is limited by an entity's ability to derive the economic benefits in the form of refunds from the plan or reductions in future contributions to the plan (an asset ceiling). Accordingly, the pension asset recorded by the Group in connection with the acquisition of Acesita was subject to this cap. Under U.S. GAAP, there are no limitations with respect to the recognition of assets related to pension and postretirement benefit plans. Accordingly, the amount of the pension asset recognized in the purchase price allocation for U.S. GAAP was approximately EUR 31 million higher than that recorded under IFRS. The reversal of this GAAP difference, as it relates to the asset ceiling, will be reflected in the adjustment below related to "Pensions and other postretirement benefits." The reversal of the GAAP difference as it relates to Goodwill, is reflected herein.

(5) Other

In addition to the business combinations described above, the Group has also completed a number of smaller acquisitions since 2002. The aggregrate adjustment for the Other business combinations, relates to the differences as described above in the ‘General differences in business combination accounting.’

(b) Pensions and other postretirement benefits

Under IFRS, the Group accounts for its pension and postretirement benefit plans in accordance with IAS 19, Employee Benefits. In accordance with IAS 19, the Group applies a “corridor” policy whereby actuarial gains and losses are deferred when they initially arise. Thereafter, to the extent that unrealized actuarial gains or losses exceed 10% of the greater of (i) the present value of the defined benefit obligation and (ii) the fair value of plan assets, they are recognized in the income statement through periodic amortization over the expected remaining working lives of the employees participating in the plan. Otherwise, they continue to be deferred until they exceed the “corridor” described above. Where actuarial calculations pursuant to IAS 19 result in a surplus (excess of the fair value of the plan assets over the present value of the defined benefit obligation), the asset that may be recorded by an entity is limited by an entity’s ability to derive the economic benefits in the form of refunds from the plan or reductions in future contributions to the plan (an asset ceiling).

Under U.S. GAAP, the Group accounts for its pension and postretirement benefit plans in accordance with SFAS No. 87, Employers’ Accounting for Pensions, and SFAS No. 106, Employers’ Accounting for Postretirement Benefits Other than Pensions. Under U.S. GAAP, as the Group has not previously applied SFAS 87 and SFAS 106, it has determined the full liability in accordance with those accounting standards as of January 1, 2004, the beginning of the first period for which financial information in being reconciled to U.S. GAAP, and since the elapsed time between the effective date of SFAS 87 and January 1, 2004 exceeds the service life of the Group’s employees, that liability has been recognized in full as of January 1, 2004. In accordance with those standards, the Group has elected to recognize all actuarial gains and losses immediately in its income statement. Accordingly, the liability recognized for U.S. GAAP purposes is equal to the difference between the fair value of the plan assets and the defined benefit obligation at each balance sheet date. In addition, there are no limitations under U.S. GAAP with respect to the recognition of assets related to pension and postretirement benefit plans. The effect of these adjustments is EUR 98 million and EUR (180) million on U.S. GAAP net income, before taxes and minority interest, for the years ended December 31, 2005 and 2004, respectively.

(c) OCEANEs (Convertible bonds)

The aggregate adjustment presented in the tables above related to the Group's OCEANEs consists of the following adjustments (before deferred income taxes):

	Year Ended		As of
in EUR million	31 December 2005	31 December 2004	31 December 2005	31 December 2004
OCEANE 2005 and 2006 (1)	—	5	—	—
OCEANE 2017 (2)	50	21	79	29

Total U.S. GAAP adjustments (before income taxes and minority interest)	50	26	79	29

(1) OCEANEs 2005 and 2006

On February 18, 2000, the Group issued 25,000,000 convertible bonds at par value of EUR 19.87 per bond for aggregate cash consideration of approximately EUR 500 million (the “OCEANEs 2005”). The OCEANEs 2005 bore interest at a coupon rate of 3.875% per year and matured on January 1, 2005. Each bond was initially convertible, at the option of the holder, into Arcelor shares on a one-for-one basis. If not redeemed or converted earlier, the OCEANEs 2005 would be fully redeemed at their respective maturities for an amount equal to par value plus accrued and unpaid interest, if any.

On December 8, 1998, the Group issued 29,761,904 convertible bonds at par value of EUR 12.81 per bond for aggregate cash consideration of approximately EUR 381 million (the “OCEANEs 2006”). The OCEANEs 2006 bore interest at a coupon rate of 3% per year and matured on January 1, 2006. Each bond was initially convertible, at the option of the holder, into Arcelor shares on a one-for-one basis. If not redeemed or converted earlier, the OCEANEs 2006 would be fully redeemed at their respective maturities for an amount equal to EUR 14.20 per bond plus accrued and unpaid interest, if any. All outstanding OCEANEs 2006 were redeemed in advance of maturity in March 2004.

Under IFRS, in accordance with IAS 32, “Financial Instruments - Disclosure and Presentation,” and IAS 39 “Financial Instruments - Recognition and Measurement,” the OCEANEs 2005 and 2006 are compound financial instruments as they are convertible by the holder into a fixed number of Arcelor ordinary shares. From the perspective of Arcelor, the OCEANEs 2005 and 2006 comprise two components - a financial liability (a contractual arrangement to deliver cash or another financial asset) and an equity instrument (a call option granting the holder the right, for a specified period of time, to convert it into a fixed number of ordinary shares of Arcelor). The value of the equity component is determined at the respective dates of issuance of the OCEANEs 2005 and 2006 as the difference between the fair value of the compound instrument and the fair value of the debt component of the compound instrument. The value assigned to the conversion option (equity component) at the date of issuance is not revised during subsequent periods. The fair value of the debt component of the compound instrument at issuance was determined, in each case, by discounting the future contractual cash flows using the market interest rate that would have been applicable had Arcelor issued a similar bond without a conversion option. The debt component is subsequently accounted for at amortized cost.

Under U.S. GAAP, the hybrid instruments are accounted for as a single compound instrument in accordance with Accounting Principles Board (“APB”) Opinion No. 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants.” In accordance with APB Opinion No. 14, the OCEANEs 2005 and 2006 are recorded on the balance sheet at issuance at their fair value and are accounted for thereafter at amortized cost. The effect of this adjustment is nil and EUR 5 million on U.S. GAAP net income for the years ended December 31, 2005 and 2004, respectively, representing the reversal of additional interest expense that was recorded under IFRS.

(2) OCEANE 2017

On June 27, 2002, the Group issued 38,961,038 convertible bonds at par value of EUR 19.25 per bond for aggregate cash consideration of EUR 750 million (the “OCEANEs 2017”). The OCEANEs 2017 bear interest at a face rate of 3% per year and mature in 2017. Each bond was initially convertible, at the option of the holder, into Arcelor shares on a one-for-one basis. Prior to March 13, 2006, upon tender of the OCEANEs 2017 for conversion, in contrast to the 2005 and 2006 issuances, Arcelor had the option to settle the conversion option in cash, shares or a combination thereof. From March 14, 2006, Arcelor waived its right to settle the conversion option in cash and, accordingly, from that date forward, upon tender, the OCEANEs 2017 were required to be settled in Arcelor shares. If not redeemed or converted earlier, the OCEANEs 2017 will be fully redeemed at their respective maturities for an amount equal to par value plus accrued and unpaid interest, if any.

Under IFRS, in accordance with IAS 32, “Financial Instruments - Disclosure and Presentation,” and IAS 39 “Financial Instruments - Recognition and Measurement,” the OCEANEs 2017 are a compound financial instrument as they are convertible by the holder into a fixed number of Arcelor ordinary shares. From the perspective of Arcelor, the OCEANEs 2017 comprise two components - a financial liability (a contractual arrangement to deliver cash or another financial asset) and a call option granting the holders of the bond the right, for a specified period of time, to convert it into a fixed number of ordinary shares of Arcelor (the "Call Option"). The value of the Call Option is determined at the date of issuance as the difference between the fair value of the compound instrument and the fair value of the debt component only of the compound instrument. The fair value of the debt component of the OCEANEs 2017 at issuance is determined by discounting the future contractual cash flows using the market interest rate that would have been applicable had Arcelor issued a similar bond without a conversion option. Through March 2006, the Call Option was accounted for as a derivative financial instrument (liability) and was recorded at fair value with changes in fair value recorded directly in income. Following the irrevocable waiver of Arcelor’s right to settle the Call Option in cash in March 2006, the fair value of the Call Option, amounting to EUR 326 million at that date, was reclassified to shareholders' equity and the value ascribed to the Call Option is no longer subject to periodic re-measurement. The debt component has been accounted for at amortized cost since inception.

Under U.S. GAAP, the hybrid instrument is accounted for as a single compound instrument (a liability) in accordance with Accounting Principles Board (“APB”) Opinion No. 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants.” In accordance with APB Opinion No. 14, the OCEANEs 2017 are recorded on the balance sheet at issuance at their fair value (EUR 750 million) and are accounted for thereafter at amortized cost. The effect of this adjustment is EUR 50 million and EUR 21 million on U.S. GAAP net income for the years ended December 31, 2005 and 2004, respectively, representing the reversal of additional interest expense and the fair value of the call option feature, that was recorded under IFRS.

(d) Impairment of tangible and intangible assets

Under IFRS, tangible and intangible assets with a definite useful life are subject to impairment testing whenever events or circumstances indicate that the carrying amount of those assets may not be recoverable. In those circumstances, a one-step impairment test is utilized whereby the fair value of the tangible or intangible asset is compared to its carrying amount and an impairment loss is recognized for any excess of carrying value over fair value. Impairment losses may be subsequently reversed (subject to certain limitations) if the conditions that lead to the impairment no longer exist (except for Goodwill).

Under U.S. GAAP, tangible and intangible assets (excluding goodwill and other indefinite lived intangible assets) with a definite useful life are subject to impairment testing whenever events or circumstances indicate that the carrying amount of those assets may not be recoverable. In those circumstances, a two-step impairment test is utilized whereby the undiscounted cash flows expected to result from the tangible or intangible asset are compared to its carrying amount. If the carrying amount of the assets exceeds the undiscounted cash flows expected to be derived from the asset, an impairment loss is required to be recognized in an amount equal to the excess of the carrying amount over the fair value (discounted cash flows) of the tangible or intangible asset. Once recognized, impairment losses may not be subsequently reversed.

As of January 1, 2004, the aggregate adjustment to shareholders’ equity representing impairment losses recognized under IFRS prior to January 1, 2004, but reversed for U.S. GAAP purposes amounted to EUR 341 million, before taxes and minority interests. This adjustment reverses as higher depreciation charges are taken in subsequent periods under U.S. GAAP, and as entities are disposed. For each of the years ended December 31, 2005 and 2004, incremental depreciation expenses were recognized for U.S. GAAP purposes amounting to EUR 134 million and EUR 139 million, respectively. In addition, during the year ended December 31, 2005, the Group reversed impairment charges for IFRS purposes amounting to EUR 54 million, before taxes and minority interests.

(e) Deferred income tax effect on adjustments

This adjustment reflects the deferred tax effects attributable to the aforementioned adjustments.

(f) Effect of minority interests on adjustments

This adjustment reflects that portion of the aforementioned adjustments attributable to the outside minority interests of subsidiaries for those adjustments that impact subsidiaries with minority interests.

ARCELOR GROUP

Unaudited Interim Condensed Consolidated Income Statements

in EUR million	Six Months Ended June 30, 2006	Six Months Ended June 30, 2005
REVENUE	19,830	16,778

Other operating income	391	214
Own work capitalised	132	22
Cost of raw materials and merchandise	(9,801)	(7,412)
Other external expenses	(3,971)	(3,367)
Staff costs	(2,810)	(2,508)
Depreciation, amortisation, and impairment expenses	(746)	(740)
Other operating expenses	(978)	(344)

OPERATING RESULT	2,047	2,643

Net financing costs (Note 8)	(635)	(31)
Share of profits in companies accounted for using the equity method	173	165

PROFIT BEFORE TAX	1,585	2,777

Tax expense (Note 9)	57	(534)

PROFIT FOR THE PERIOD	1,642	2,243

Net profit – Group share	1,392	1,970
Net profit – Minority interest	250	273

Earnings per share (in EUR):
Basic	2.24	3.21
Diluted	2.13	3.03

ARCELOR GROUP

Unaudited Interim Condensed Consolidated Balance Sheets

in EUR million	30 June 2006	31 December 2005
ASSETS
NON-CURRENT ASSETS
Intangible assets	1,742	193
Property, plant and equipment	17,256	13,767
Investments accounted for using the equity method	1,662	1,478
Other investments	616	653
Receivables and other financial assets	881	758
Deferred tax assets	1,510	1,347

TOTAL NON-CURRENT ASSETS	23,667	18,196

CURRENT ASSETS

Inventories	8,685	7,580
Trade receivables	4,978	3,716
Other receivables and tax credits	2,345	1,779
Cash and cash equivalents	3,356	4,645

TOTAL CURRENT ASSETS	19,364	17,720

TOTAL ASSETS	43,031	35,916

EQUITY

Subscribed capital	3,199	3,199
Share premium	5,397	5,397
Consolidated reserves	6,870	6,364
Translation reserve	(103)	149
Shareholders’ equity – Group share	15,363	15,109
Minority interest	2,611	2,524

TOTAL SHAREHOLDERS’ EQUITY	17,974	17,633

NON-CURRENT LIABILITIES

Interest-bearing liabilities	7,500	4,341
Employee benefits	2,215	1,431
Provisions for contract termination benefits	821	852
Other provisions	1,034	943
Deferred tax liabilities	1,205	571
Other liabilities	147	141

TOTAL NON-CURRENT LIABILITIES	12,922	8,279

CURRENT LIABILITIES

Trade payables	5,658	5,228
Short-term part of interest-bearing liabilities	2,746	1,623
Other amounts payable and tax payable	3,500	2,879
Provisions for termination benefits	12	30
Other provisions	219	244

TOTAL CURRENT LIABILITIES	12,135	10,004

TOTAL EQUITY AND LIABILITIES	43,031	35,916

ARCELOR GROUP

Unaudited Interim Condensed Consolidated Statements of Cash Flows

in EUR million	Six Months Ended June 30, 2006	Six Months Ended June 30, 2005
CASH FLOWS FROM OPERATING ACTIVITIES	1,434	2,004

INVESTING ACTIVITIES

Acquisition of tangible and intangible assets	(1,053)	(728)
Acquisition of Dofasco, net of cash acquired	(4,021)	—
Acquisition of financial fixed assets	(325)	(245)
Other items	82	79

CASH FLOWS FROM INVESTING ACTIVITIES	(5,317)	(894)

FINANCING ACTIVITIES

Proceeds from the issue of subscribed capital	—	12
Dividends paid	(1,341)	(477)
Net servicing of borrowings	3,749	(824)

CASH FLOWS FROM FINANCING ACTIVITIES	2,408	(1,289)

Effect of exchange rate fluctuations on cash held	186	94

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,289)	(85)

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	4,645	4,043

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	3,356	3,958

ARCELOR GROUP

Unaudited Interim Condensed Consolidated Statement of Changes in Shareholders’ Equity

in EUR million	Shareholders’ equity (Group share)	Minority interest	Total shareholders’ equity
31 December 2004	10,812	1,415	12,227

Dividends paid	(399)	(78)	(477)
Foreign exchange differences	430	237	667
Utilisation of and profit on the sale of own shares	14	—	14
Profit six months ended June 30, 2005	1,970	273	2,243
Cash flow hedging	120	—	120
Other adjustments and purchases of minority interest	(4)	(62)	(66)

30 June 2005	12,943	1,785	14,728

31 December 2005	15,109	2,524	17,633

Dividends paid	(1,149)	(192)	(1,341)
Foreign exchange differences	(252)	(51)	(303)
Utilisation of and profit on the sale of own shares	177	—	177
Profit six months ended June 30, 2006	1,392	250	1,642
Cash flow hedging	(100)	—	(100)
Conversion right OCEANE 2017	326	—	326
Other adjustments and purchases of minority interest	(140)	80	(60)

30 June 2006	15,363	2,611	17,974

ARCELOR GROUP

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Amounts in EUR million, unless otherwise stated.

Note 1 : General

Note 2 : Accounting policies

Note 3 : Changes in consolidation scope

Note 4 : Intangible assets

Note 5 : Inventories

Note 6 : Shareholders’ equity

Note 7 : Earnings per share

Note 8 : Net financing costs

Note 9 : Taxation

Note 10: Segment reporting

Note 11: Post-balance sheet events

Note 12: Significant differences between IFRS and U.S. GAAP

ARCELOR GROUP

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

NOTE 1 - GENERAL

Arcelor S.A. was incorporated under Luxembourg law on June 8, 2001 in the context of the proposed business combination of Aceralia, Arbed and Usinor, as completed on February 28, 2002.

The half-year unaudited condensed consolidated financial statements as of June 30, 2006 present the financial position of the Company and its subsidiaries (hereafter 'the Group'), as well as the interests of the Group in associated companies and jointly controlled entities.

Group activities are not significantly affected by seasonality.

The half-year condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (‘IFRS’ as adopted by the E.U.) and are compliant with IAS 34 “Interim Financial Reporting.” This implies that the Group uses estimates and makes assumptions that have an impact on the balance sheet and income statement for the period. Changes in facts and circumstances may lead the Group to change these estimates.

During the period beginning January 1, 2006 in previously published financial information, the Company changed their accounting policy for joint venture accounting, from the equity method to the proportional consolidation method, and for pension accounting, from the corridor method to the Statement of Recognized Income and Expense (“SORIE”) method. For the six-month periods herein, these changes in accounting policies have been reversed, with conforming changes made to the June 30, 2005 accounts.

On August 1, 2006, Mittal Steel Company N.V. (“Mittal Steel”) acquired 91.9% of the share capital of Arcelor (on a fully diluted basis). Through subsequent transactions Mittal Steel has increased its ownership to 94.2% of the issued and outstanding shares of Arcelor and 19.9 million of Arcelor’s convertible bonds in exchange for a combination of 679,416,608 Mittal Steel class A common shares and approximately EUR 8 billion (USD 10.2 billion) in cash. The acquisition will be accounted for by Mittal Steel Company N.V. using the purchase method of accounting and, accordingly, the assets acquired and liabilities assumed will be recorded at their fair values as of the date of acquisition, resulting in a new basis of presentation of the Group in future periods.

In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all adjustments (which include normal recurring adjustments except as disclosed herein) necessary to present fairly the financial position, results of operations and cash flows for the periods presented. Certain footnote disclosures normally included in annual financial statements prepared in accordance with IFRS have been condensed or omitted. These condensed consolidated financial statements should be read in conjunction with the audited financial statements and notes thereto of the Group.

NOTE 2 – ACCOUNTING POLICIES

In accordance with the European regulation no. 1606/2002 of July 19, 2002 the consolidated financial statements of the Arcelor Group have been prepared in conformity with the accounting principles as defined under “International Financial Reporting Standards” (IFRS) and as adopted under European Union regulations. The accounting principles are the same as those applied in the annual consolidated financial statements as of and for the year ended December 31, 2005.

NOTE 3 – CHANGES IN CONSOLIDATION SCOPE

As at 30 June 2006, the consolidation scope of the Arcelor Group includes, in addition to Arcelor S.A., 396 fully consolidated companies and 186 companies consolidated through the equity method of consolidation.

As at 31 December 2005, the consolidation scope of the Arcelor Group included, in addition to Arcelor S.A., 371 fully consolidated companies and 186 companies consolidated through the equity method of consolidation.

ARCELOR GROUP

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Acquisitions

Six months ended June 30, 2006

In March 2006, Arcelor acquired all of the outstanding common shares of Dofasco (Flat Carbon Steel, Canada) in exchange for CAD 5.6 billion (EUR 4.0 billion, net of EUR 121 million cash acquired) in cash. The acquisition of Dofasco has been accounted for using the purchase method of accounting and, accordingly, the assets acquired and liabilities assumed were recorded at their fair values as of the date of acquisition. Dofasco has been fully consolidated by Arcelor from March 1, 2006. The following table presents the preliminary purchase price allocation of the net assets of Dofasco acquired:

in EUR million	Amount
Intangible assets*	381
Tangible assets	3,613
Interests in companies accounted for using the equity method	309
Debtors and financial assets (commercial and other)	571
Inventories	1,056
Cash and cash equivalents	121
Net deferred tax liabilities	(813)
Interest-bearing loans	(852)
Provisions for pensions and similar benefits	(883)
Other provisions	(120)
Creditors (suppliers and others)	(317)
Minority interest	(32)

Fair value of net assets acquired, excluding goodwill	3,034

*	Mainly technology and customer portfolio

In addition, as at 1 June 2006, the Group acquired Sonasid for cash consideration of EUR 110 million (Long Carbon Steel , Morocco) through a participation of 50% in the holding NSI.

Six months ended June 30, 2005

At 1 April 2005, Arcelor took control of the group Arcelor Projects Spiral Mill (ex De Boer) which is specialised in the production of foundation tubes (Netherlands, Arcelor Steel Solutions & Services).

Disposals

Six months ended June 30, 2006

The Group sold the subsidiary (Stainless Steel segment) Ugitech for EUR 143 million, to Schmolz + Bickenbach, resulting in a EUR 5 million loss on sale.

Six months ended June 30, 2005

On 8 February 2005, the Group sold its interests in the American company Techalloy Company Inc. (United States, Stainless steel) to the company Central Wire Industries Ltd. On 10 May 2005, Arcelor sold its subsidiary company TIM - Trefilados Inoxydables de Mexico SA (Mexico, Stainless steel) to the company Novametal SA. This disposal resulted in a loss of EUR 2 million.

ARCELOR GROUP

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

NOTE 4 – INTANGIBLE ASSETS

At the end of the first half of the year 2006 and as of December 31, 2005, the intangible assets included the following items (Net book value after amortisation):

in EUR million	30 June 2006	31 December 2005
Goodwill on acquisition	1,119	56
Concessions, patents, licenses and similar rights	350	68
Other intangible assets	273	69

Total intangible assets	1,742	193

The increase of EUR 1,063 million of Goodwill on acquisition in the first half year 2006 includes mainly the Goodwill related to the full consolidation of Dofasco (EUR 1,054 million (Flat Carbon Steel Segment)). The net increase of other intangible assets and concessions is also primarly due to the Dofasco acquisition. See Note 3 for futher information on the Dofasco acquisition.

NOTE 5 - INVENTORIES

Inventories consist of the following as of June 30, 2006 and December 31, 2005:

in EUR million	30 June 2006	31 December 2005
Raw materials and stock	3,339	3,030
Work in progress	1,974	1,587
Finished goods	2,632	2,375
Contracts in progress	108	98
Spare parts	605	463
Advances and prepayments on orders	27	27

Total inventories	8,685	7,580

NOTE 6 – SHAREHOLDERS’ EQUITY

6.1 Subscribed capital and share premium

As at 30 June 2006, the subscribed capital comprises 639,774,327 ordinary shares, fully paid, with a nominal value of EUR 3,198,871,635. The share premium amounts to EUR 5,396,604,061.

6.2 Dividends

Gross dividends of EUR 1.85 per share and EUR 0.65 per share were paid on 29 May 2006 and 2 May 2005, respectively.

6.3 Conversion right OCEANE 2017

On 14 March 2006 Arcelor has officially irrevocably waived its option to redeem in cash the convertible bond OCEANE 2017. As a consequence, the fair value (EUR 463 million or EUR 326 million after tax) of the option has been reclassified to equity, such that the conversion right will not be marked-to-market any longer.

ARCELOR GROUP

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

NOTE 7 – EARNINGS PER SHARE

Basic earnings per share for each of the six months ended June 30, 2006 and 2005 is calculated as follows:

in EUR million, except share and per-share data	30 June 2006	30 June 2005
Net profit (Group share)	1,392	1,970

Weighted average number of shares in issue	639,774,327	639,774,327
Weighted average number of own shares	(17,948,438)	(26,495,147)

Weighted average number of shares used in the calculation of basic earnings per share	621,825,889	613,279,180

Basic earnings per share	2.24	3.21

Diluted earnings per share for each of the six months ended June 30, 2006 and 2005 is calculated as follows:

in EUR million, except share and per-share data	30 June 2006	30 June 2005
Net profit (Group share)	1,392	1,970
Elimination of interest expense on OCEANE, net of tax	9	10
Elimination of charge associated with stock option Plans, net of tax	1	—

Net profit used for the calculation of diluted earnings per share	1,402	1,980

Weighted average number of shares outstanding	621,825,889	613,279,180
Adjustment for assumed conversion of OCEANE	35,089,250	40,148,515
Adjustment for assumed exercise of stock options	2,675,588	774,131

Weighted average number of share used in the calculation of basic earnings per share	659,590,727	654,201,826

Diluted earnings per share	2.13	3.03

ARCELOR GROUP

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

NOTE 8 – NET FINANCING COSTS

Net financing costs, for the six-months ended June 30, 2006, includes a charge for the last re-evaluated fair value of the conversion right on the OCEANE 2017 of EUR 295 million before Arcelor irrevocably waived the option to redeem the instruments in cash, as discussed in Note 6. Since the launch of the public offer by Mittal Steel Company N.V. on the Arcelor shares in January 2006, the fair value of the conversion right on the OCEANEs 2017 has followed the increase on the underlying Arcelor shares, explaining the main effect of the conversion right. This fair value option was frozen in equity, since the date Arcelor irrevocably waived the option, amounting to EUR 326 million.

In connection with the acquisition of Dofasco during March 2006, Arcelor entered into a EUR 4.0 billion line of credit to finance the acquisition. The line of credit had a term of 36 months and had an interest rate of EURIBOR plus 0.4%, which approximated 3.73% as of June 30, 2006.

NOTE 9 - TAXATION

During the six months ended 30 June 2006, the Group recognized tax benefit amounting to EUR 285 million related to the capitalization of previously unrecognized tax losses carried forward in Belgium, following the implementation of an internal restructuring launched at the end of the first quarter 2006.

ARCELOR GROUP

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

NOTE 10 – SEGMENT REPORTING

In accordance with the Group’s management structure and internal reporting guidelines, segment information is disclosed by business activity. Sales between segments take place at market prices. The operating result is shown after eliminations.

The breakdown by activity is shown below for the six months ended June 30, 2006:

2006 figures in EUR million, except for the number of employees	Flat Carbon Steel	Long Carbon Steel	Stainless Steel and Alloys	Arcelor Steel Solutions and Services	Other Activities	Elimi- nations	Total
Income statement
Revenue	11,254	3,785	2,789	4,621	1,004	(3,623)	19,830
Inter-sector sales	(2,132)	(667)	(59)	(506)	(259)	3,623	—

TOTAL	9,122	3,118	2,730	4,115	745	—	19,830

Gross operating profit	1,529	836	240	188	1	(1)	2,793
Depreciation	(458)	(153)	(74)	(36)	(25)	—	(746)
Impairment charges	—		—		—	—	—
Operating result	1,071	683	166	152	(24)	(1)	2,047
Share of profits in companies accounted for using the equity method	36	18	—	13	106	—	173

ACQUISITIONS OF TANGIBLE AND INTANGIBLE FIXED ASSETS	723	172	89	42	27	—	1,053

Other information
Number of employees (average)*	58,473	21,903	11,649	11,515	5,424	—	108,964

*	full-time equivalents

ARCELOR GROUP

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

NOTE 10 – SEGMENT REPORTING (continued)

The breakdown by activity is shown below for the six months ended June 30, 2005:

	Flat Carbon Steel	Long Carbon Steel	Stainless Steel and Alloys	Arcelor Steel Solutions and Services	Other Activities	Elimi- nations	Total

2005
figures in EUR million, except for the number of employees
Income statement
Revenue	9,665	3,186	1,975	4,403	990	(3,441)	16,778
Inter-sector sales	(2,039)	(546)	(39)	(521)	(296)	3,441	—

TOTAL	7,626	2,640	1,936	3,882	694	—	16,778

Gross operating profit	2,381	656	151	176	20	(1)	3,383
Depreciation	(410)	(138)	(46)	(70)	(23)	—	(687)
Impairment charges	(7)	—	(46)	—	—	—	(53)
Operating result	1,964	518	59	106	(3)	(1)	2,643
Share of profits in companies accounted for using the equity method	31	7	27	19	81	—	165

ACQUISITIONS OF TANGIBLE AND INTANGIBLE FIXED ASSETS	458	154	67	30	19	—	728

Other information
Number of employees (average)*	47,436	20,404	9,412	10,963	5,148	—	93,363

*	full-time equivalents

ARCELOR GROUP

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

NOTE 11 - POST-BALANCE SHEET EVENTS

Acquisition of Arcelor by Mittal Steel

On August 1, 2006, Mittal Steel acquired control of Arcelor. Mittal Steel acquired 91.9% of the issued and outstanding shares of Arcelor (on a fully diluted basis) on August 1, 2006, and through subsequent transactions Mittal Steel has increased its ownership to 94.2% of the issued and outstanding shares of Arcelor and 19.9 million of Arcelor’s convertible bonds in exchange for a combination of 679,416,608 Mittal Steel class A common shares and approximately EUR 8 billion (USD 10.2 billion) in cash. The acquisition will be accounted for by Mittal Steel Company N.V. using the purchase method of accounting and, accordingly, the assets acquired and liabilities assumed will be recorded at their fair values as of the date of acquisition, resulting in a new basis of presentation of the Group in future periods. In addition, Mittal will assume approximately EUR 10.1 billion (USD 12.8 billion) of Arcelor debt and capital lease obligations as a result of the transaction.

On August 1, 2006, the U.S. Department of Justice (the “DoJ”) announced that it had concluded that the acquisition by Mittal Steel of Arcelor was likely to substantially lessen competition in the market for tin mill products in the Eastern United States, and filed in the U.S. District Court in Washington, D.C. a consent decree that Mittal Steel had previously signed with the DoJ on May 11, 2006. The consent decree requires the divestiture of Dofasco or, if Mittal Steel is unable to sell Dofasco, the divestiture of either Mittal Steel’s Sparrows Point facility in Maryland or Mittal Steel’s Weirton facility in West Virginia. The consent decree provides that the DoJ in its sole discretion would choose which plant would be sold. On January 26, 2006, Mittal Steel and ThyssenKrupp AG (“ThyssenKrupp”) signed a letter agreement under which Mittal Steel would cause Arcelor to sell Dofasco to ThyssenKrupp if the Mittal Steel offer for Arcelor was successful and if Mittal Steel was able to exert management control over Arcelor “with the ability to sell Dofasco.” On April 3, 2006, Arcelor announced that it had transferred approximately 89% of the shares of Dofasco to S3, an independent Dutch foundation, in order to prevent any sale of Dofasco for five years, unless S3’s board of directors decided to dissolve S3 earlier. After the consent decree was filed in federal court, the boards of both Mittal Steel and Arcelor requested the directors of S3 to dissolve the foundation in order to allow the sale of Dofasco. On November 10, 2006, however, S3’s directors unanimously decided not to dissolve the foundation and to retain the Dofasco shares, thereby continuing to prevent their sale. On December 22, 2006, ThyssenKrupp filed legal action against Mittal Steel in the District Court in Rotterdam, The Netherlands, seeking a court order directing Mittal Steel to cause Arcelor to file litigation to dissolve the S3. On January 23, 2007, the President of the Rotterdam District Court denied ThyssenKrupp’s petition.

Redemption of OCEANEs 2017

On November 14, 2006, Arcelor announced that, pursuant to the terms of the prospectus approved by the Luxembourg Commission de Surveillance du Secteur Financier on June 28, 2002, it redeemed all 20,455 remaining OCEANEs 2017 on December 15, 2006 for cash consideration equal to the outstanding principal amount plus accrued and unpaid interest.

Proposed offer for Arcelor Brasil

On September 25, 2006, the Comissão de Valores Mobiliários (the “CVM”), the Brazilian securities regulator, ruled that, as a result of Mittal Steel’s acquisition of Arcelor, Mittal Steel was required to carry out a public offer to acquire all the outstanding shares in Arcelor Brasil not owned by Arcelor or any other affiliate of Mittal Steel. Pursuant to the CVM ruling, Mittal Steel is required to offer to the shareholders of Arcelor Brasil the same value indirectly paid for the Arcelor Brasil shares held by Arcelor when Mittal Steel acquired control of Arcelor. On October 26, 2006, Mittal Steel filed with the CVM, pursuant to the CVM’s decision of September 26, 2006, a request for registration with respect to such offer, and filed an amended request on January 11, 2007. As per the request for registration filed by Mittal Steel, the value to be offered per Arcelor Brasil share shall be EUR 12.12 (the “Reference Value”), for a total value of approximately EUR 2.6 billion (approximately USD 3.4 billion). Under the terms of the offer as reflected in Mittal Steel’s request for registration, Arcelor Brasil shareholders tendering their shares will receive consideration in one of two forms, at the option of the holder. The two forms are cash or a mixture of cash (for 30.4% of the Reference Value) and class A common shares of Mittal Steel (for 69.6% of the Reference Value).

ARCELOR GROUP

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Combination of laser-welded tailored blanks businesses of Arcelor and Noble International, Ltd.

On October 27, 2006, the Group announced that it had signed a binding letter of intent to combine its laser-welded blanks business (TBA) with that of Noble International, Ltd. (NASDAQ: NOBL) ("Noble"), North America's largest producer of laser-welded steel products. Upon completion of the transaction, the Group would receive approximately USD 300 million in a combination of cash and 9,375,000 shares of Noble common stock, and would become Noble's largest stockholder, owning approximately 40% of its issued and outstanding common shares.

Disposal of Stahlwerk Thuringen GmbH (SWT)

On December 6, 2006, Mittal Steel announced that it had agreed to sell its wholly-owned subsidiary, SWT, to Grupo Alfonso Gallardo for an enterprise value of EUR 591 million. SWT is located in Unterwellenborn, Thüringen, Germany.

Arcelor Mittal and the Government of Liberia conclude mining review

On December 11, 2006, the Government of Liberia and Mittal Steel announced that they had successfully concluded the review of the Mining Development Agreement Mittal Steel entered into with the Government of Liberia in August 2005. The agreement gives Mittal Steel access to iron ore deposits in Western Liberia. Mittal Steel expects expenditures of approximately USD 900 million during the lifetime of the project. This cost will cover development of the mines, related railway and port infrastructure and will provide a means for community development.

Disposal of Travi e Profilati di Pallanzeno (TPP) and 49.9% stake in San Zeno Acciai - Duferco S.p.A (SZA)

On December 13, 2006, Mittal Steel announced that it had agreed to sell its wholly-owned subsidiary, Travi e Profilati di Pallanzeno (“TPP”), as well as its 49.9% stake in San Zeno Acciai - Duferco S.p.A., to Duferco for an enterprise value of EUR 117 million. TPP is a rolling mill located close to the Lago Maggiore in Northern Italy.

Mittal Steel acquires Sicartsa, the leading Mexican long steel producer

On December 20, 2006, Mittal Steel announced the acquisition of Sicartsa, a Mexican integrated steel producer, from Grupo Villacero for an enterprise value of USD 1.4 billion. Sicartsa, with production facilities in Mexico and Texas, is a fully integrated producer of long steel, with an annual production capacity of approximately 2.5 million tonnes. Through its wholly owned mine, linked directly to the plant via a slurry pipeline, Sicartsa has estimated iron ore resources of 160 million tonnes.

Arcelor Mittal signs Memorandum of Understanding for greenfield project in Orissa, India

On December 21, 2006, Mittal Steel announced that it had signed a Memorandum of Understanding with the Government of the State of Orissa in India concerning setting up a steel making operation in the Keonijhar District.

Rotterdam Court Denies ThyssenKrupp’s Petition for an Order Directing Mittal Steel to Cause Arcelor to Sue Stichting

On December 22, 2006, ThyssenKrupp AG initiated summary legal proceedings against Mittal Steel in the District Court in Rotterdam alleging that Mittal Steel had breached a letter agreement between Mittal Steel and ThyssenKrupp, dated January 26, 2006, with respect to the sale of Dofasco Inc., a North American steelmaker, to ThyssenKrupp. On January 23, 2007, the District Court in Rotterdam denied ThyssenKrupp’s petition for an order.

Disposal of Huta Bankowa

On January 19, 2007, Mittal Steel announced that it had agreed to the sale of Huta Bankowa to Alchemia SA Capital Group, as part of Mittal Steel’s commitments to the European Commission during the recommended merger of Arcelor and Mittal Steel. Huta Bankowa, a 100% subsidiary of Mittal Steel, is located in Dabrowa Gornicza in Southern Poland.

CVM issues letter to Mittal Steel regarding Arcelor Brasil

On February 12, 2007, the CVM issued a letter stating that, according to the CVM’s interpretation of the applicable rules, the value Mittal Steel should offer per Arcelor Brasil share should be EUR 4.57 in cash and 0.3942 Mittal Steel class A common shares, subject to a number of adjustments. Mittal Steel estimates that, based on the CVM’s requirements set forth in its letter and assuming all eligible holders of Arcelor Brasil shares accepted the mixed consideration option, the total consideration paid would be approximately EUR 974 million (approximately USD 1.26 billion) in cash and approximately 84,038,864 Mittal Steel class A common shares. The decision of the CVM is subject to administrative appeal and appeal before the Brazilian courts. Mittal Steel is presently evaluating its options in respect of such decision.

Mittal Steel announces partnership for a seamless tube mill in Saudi Arabia

On February 14, 2007, Mittal Steel signed a joint venture agreement with the Bin Jarallah Group of companies for the design and construction of a seamless tube mill in Saudi Arabia. This state of the art facility will be located in Jubail Industrial City, north of Al Jubail on the Persian Gulf. The mill will have a capacity of 500,000 tonnes per year. Construction is planned to commence at the end of the first quarter of 2008 and to be completed by the fourth quarter of 2009. Mittal Steel will hold a 51% interest in the company established for this project, with the Bin Jarallah Group holding the remaining 49%.

U.S. Department of Justice selects Sparrows Point for divestiture

On February 20, 2007, the DoJ informed Mittal Steel that it had selected the Sparrows Point steel mill located near Baltimore, Maryland for divestiture under the consent decree filed by the DoJ in August 2006. The selection of Sparrows Point by the DoJ ends the period during which Mittal Steel must hold Dofasco separate from its operations.

NOTE 12 – SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP

The Group’s consolidated interim condensed financial statements have been prepared in accordance with IFRS, which, as applied by the Group, differs in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The effects of the application of U.S. GAAP to consolidated net income, as determined under IFRS, for each of the six month periods ended June 30, 2006 and 2005 are set out in the table below:

ARCELOR GROUP

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

in EUR million, except per share data	30 June 2006	30 June 2005
Net profit (Group share), as reported under IFRS	1,392	1,970

U.S. GAAP adjustments
Business combinations	136	50
Pensions and other postretirement benefits	75	(68)
OCEANEs 2017	298	(46)
Impairment of tangible and intangible assets	(6)	(43)
Deferred income tax effect on adjustments	(120)	55
Effect of minority interests on adjustments	(22)	10

Total U.S. GAAP adjustments	361	(42)

Net income, as determined under U.S. GAAP	1,753	1,928

Basic earnings per share, as determined under U.S. GAAP	2.82	3.14

Diluted earnings per share, as determined under U.S. GAAP	2.67	2.96

The effects of the application of U.S. GAAP to consolidated shareholders' equity, as determined under IFRS, are set out in the table below:

in EUR million	As of 30 June 2006	As of 31 December 2005
Consolidated shareholders’ equity, as reported under IFRS	17,974	17,633
Less: minority interests, as reported under IFRS	(2,611)	(2,524)

Consolidated shareholders’ equity excluding minority interests, as determined under IFRS	15,363	15,109

U.S. GAAP adjustments:
Business combinations	(1,163)	(1,194)
Pensions and other postretirement benefits	(95)	(171)
OCEANEs 2017	(87)	79
Impairment of tangible and intangible assets	8	14
Deferred income tax effect on adjustments	262	180
Effect of minority interests on adjustments	207	179

Total U.S. GAAP adjustments	(868)	(913)

Shareholders’ equity, as determined under U.S. GAAP	14,495	14,196

ARCELOR GROUP

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(a)	Business combinations

The aggregate adjustment for business combinations presented in the tables above consists of the following adjustments:

	Six Months Ended		As of
in EUR million	30 June 2006	30 June 2005	30 June 2006	31 December 2005
U.S. GAAP adjustments:
Formation of Arcelor	11	11	(158)	(168)
Cockerill Sambre	85	85	(427)	(512)
CST	17	17	(340)	(357)
Acesita	25	—	(102)	(212)
Other	(2)	(63)	(136)	55

Total U.S. GAAP adjustments (before income taxes and minority interest)	136	50	(1,163)	(1,194)

Effect of minority interest on above adjustments	(22)	10	207	179
Deferred income tax effect on above adjustments	(8)	(8)	207	149

Total U.S. GAAP adjustments (after income taxes and minority interest)	106	52	(749)	(866)